FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1	Consolidated Interim Financial Statements and Explanatory Notes thereto for the three-month period ended 31 March 2007, together with Independent Auditors’ Report, dated July 24, 2007.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: September 5, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group
Consolidated Interim Financial Statements and Explanatory Notes thereto for the three-month period ended 31 March 2007, together with Independent Auditors’ Report
Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated interim financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.
AUDITORS’ REPORT ON CONSOLIDATED INTERIM FINANCIAL STATEMENTS
To the Shareholders of
Banco Santander Central Hispano, S.A.:
1.
We have audited the consolidated interim financial statements of Banco Santander Central Hispano, S.A. (the “Bank”) and of the companies composing, together with the Bank, the Santander Group (the “Group”), which consist of the consolidated balance sheet at 31 March 2007 and the related consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and the explanatory notes thereto for the three-month period ended 31 March 2007. The preparation of these consolidated interim financial statements is the responsibility of the Bank’s directors. Our responsibility is to express an opinion on the consolidated interim financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated interim financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made.

2.
As indicated in Explanatory Note 1-b, the consolidated interim financial statements were prepared in order to comply with the requirements of Article 159 in relation to Article 293 of the Consolidated Spanish Companies Law.

3.
The Bank’s directors present comparative information for each item in the consolidated balance sheet at 31 March 2007 and in the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement. Accordingly, the consolidated balance sheet contains the figures relating to 31 December 2006 and the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement contain the (unaudited) figures for the three-month period ended 31 March 2006. Our opinion refers only to the consolidated interim financial statements for the three-month period ended 31 March 2007. On 26 March 2007, we issued our auditors’ report on the 2006 consolidated financial statements, in which we expressed an unqualified opinion.

4.
In our opinion, the accompanying consolidated interim financial statements for the three-month period ended 31 March 2007 present fairly, in all material respects, the consolidated equity and consolidated financial position of the Santander Group at 31 March 2007 and the consolidated results of its operations, the changes in consolidated recognised income and expense and its consolidated cash flows for the three-month period then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards as adopted by the European Union, applied on a basis consistent with that used in the preparation of the consolidated financial statements for prior periods presented for comparison purposes.

DELOITTE, S.L.
Registered in ROAC under no. S0692
Germán de la Fuente
22 June 2007

Banco Santander Central Hispano, S.A. and Companies composing the Santander Group
Consolidated Interim Financial Statements and Explanatory Notes thereto for the three-month period ended 31 March 2007
Translation of consolidated interim financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.

Translation of consolidated interim financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONSOLIDATED BALANCE SHEETS AT 31 MARCH 2007 AND 31 DECEMBER 2006 (NOTES 1 TO 4)
(Thousands of Euros)

ASSETS	Note	31/03/07	31/12/06 (*)
CASH AND BALANCES WITH CENTRAL BANKS		15,000,578	13,835,149

FINANCIAL ASSETS HELD FOR TRADING:		164,848,707	170,422,722
Loans and advances to credit institutions	6	15,057,401	14,627,738
Loans and advances to customers	10	32,668,412	30,582,982
Debt instruments	7	73,040,372	76,736,992
Other equity instruments	8	11,252,730	13,490,719
Trading derivatives	9	32,829,792	34,984,291

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		15,624,726	15,370,682
Loans and advances to credit institutions	6	175,671	185,485
Loans and advances to customers	10	8,001,793	7,972,544
Debt instruments	7	4,664,782	4,500,220
Other equity instruments	8	2,782,480	2,712,433

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		34,070,805	38,698,299
Debt instruments	7	25,842,416	32,727,454
Other equity instruments	8	8,228,389	5,970,845

LOANS AND RECEIVABLES:		561,544,257	544,048,823
Loans and advances to credit institutions	6	58,056,850	45,361,315
Money market operations through counterparties		—	200,055
Loans and advances to customers	10	490,141,141	484,790,338
Debt instruments	7	922,448	621,770
Other financial assets	24	12,423,818	13,075,345

HELD-TO-MATURITY INVESTMENTS		—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(229,276)	(259,254)

HEDGING DERIVATIVES	11	2,846,286	2,987,964

NON-CURRENT ASSETS HELD FOR SALE:		347,592	327,384
Equity instruments	12	—	—
Tangible assets	12	347,592	327,384

INVESTMENTS:		4,911,891	5,006,109
Associates	13	4,911,891	5,006,109

INSURANCE CONTRACTS LINKED TO PENSIONS	14	2,623,416	2,604,535

REINSURANCE ASSETS	15	235,088	261,873

TANGIBLE ASSETS:		10,263,364	10,110,996
Property, plant and equipment for own use	16	5,359,674	5,284,177
Investment property	16	427,831	374,547
Other assets leased out under an operating lease	16	4,475,859	4,452,272
Memorandum item: Acquired under a finance lease		245,324	200,838

INTANGIBLE ASSETS:		16,797,461	16,956,841
Goodwill	17	14,373,482	14,512,735
Other intangible assets	17	2,423,979	2,444,106

TAX ASSETS:		10,072,184	9,856,053
Current		733,036	699,746
Deferred	27	9,339,148	9,156,307

PREPAYMENTS AND ACCRUED INCOME	18	2,426,996	1,581,843

OTHER ASSETS:		2,856,132	2,062,696
Inventories		208,428	143,354
Other	19	2,647,704	1,919,342

TOTAL ASSETS		844,240,207	833,872,715

CONTINGENT LIABILITIES:		64,888,765	58,769,309
Financial guarantees	35	64,076,323	58,205,412
Assets earmarked for third-party obligations	35	3	4
Other contingent liabilities	35	812,439	563,893

CONTINGENT COMMITMENTS:		111,370,199	103,249,430
Drawable by third parties	35	92,797,695	91,690,396
Other commitments	35	18,572,504	11,559,034

LIABILITIES AND EQUITY	Note	31/03/07	31/12/06 (*)
FINANCIAL LIABILITIES HELD FOR TRADING:		126,017,095	123,996,445
Deposits from credit institutions	20	39,840,932	39,690,713
Customer deposits	21	14,306,272	16,572,444
Marketable debt securities	22	22,478,298	17,522,108
Trading derivatives	9	37,426,097	38,738,118
Short positions	9	11,965,496	11,473,062

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		12,513,023	12,411,328
Marketable debt securities	22	249,644	273,079
Customer deposits	21	12,263,379	12,138,249

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY		—	—

FINANCIAL LIABILITIES AT AMORTISED COST:		614,255,810	605,302,821
Deposits from central banks	20	11,410,967	16,529,557
Deposits from credit institutions	20	49,661,976	56,815,667
Money market operations through counterparties		—	—
Customer deposits	21	312,554,988	314,377,078
Marketable debt securities	22	187,699,060	174,409,033
Subordinated liabilities	23	33,355,064	30,422,821
Other financial liabilities	24	19,573,755	12,748,665

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—

HEDGING DERIVATIVES	11	3,777,039	3,493,849

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE:
Other liabilities		—	—

LIABILITIES UNDER INSURANCE CONTRACTS	15	12,030,444	10,704,258

PROVISIONS:		17,597,462	19,226,513
Provisions for pensions and similar obligations	25	12,284,372	14,014,305
Provisions for contingent liabilities and commitments	25	605,041	598,735
Other provisions	25	4,708,049	4,613,473

TAX LIABILITIES:		4,938,662	4,539,051
Current		1,254,851	761,529
Deferred	27	3,683,811	3,777,522

ACCRUED EXPENSES AND DEFERRED INCOME	18	2,824,557	2,999,080

OTHER LIABILITIES:		3,110,631	3,458,740
Other	19	3,110,631	3,458,740

EQUITY HAVING THE SUBSTANCE OF A FINANCIAL LIABILITY	26	670,438	668,328

TOTAL LIABILITIES		797,735,161	786,800,413

MINORITY INTERESTS	28	2,055,306	2,220,743

VALUATION ADJUSTMENTS:		2,384,020	2,870,757
Available-for-sale financial assets	29	1,988,288	2,283,323
Cash flow hedges	29	14,789	49,252
Hedges of net investments in foreign operations	29	(138,601)	(173,503)
Exchange differences	29	519,544	711,685

SHAREHOLDERS’ EQUITY:	30	42,065,720	41,980,802
Issued capital	31	3,127,148	3,127,148
Share premium	32	20,370,128	20,370,128
Reserves		19,884,976	12,289,480
Accumulated reserves	33	15,722,972	11,491,670
Retained earnings	33	3,256,189	—
Reserves of entities accounted for using the equity method:		905,815	797,810
Associates	33	905,815	797,810
Other equity instruments:	34	239,518	62,118
Equity component of compound financial instruments		8,303	12,118
Other		231,215	50,000
Treasury shares	34	(102,083)	(126,801)
Profit attributed to the Group	30	1,802,176	7,595,947
Dividends and remuneration	30	(3,256,143)	(1,337,218)

TOTAL EQUITY		46,505,046	47,072,302

TOTAL LIABILITIES AND EQUITY		844,240,207	833,872,715

(*) Presented for comparison purposes only.
The accompanying Explanatory Notes 1 to 57 and Appendixes are an integral part of the consolidated balance sheet at 31 March 2007.

Translation of consolidated interim financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE THREE-MONTH PERIODS
ENDED 31 MARCH 2007 AND 2006 (NOTES 1 TO 4)
(Thousands of Euros)

		(Debit) Credit
	Note	31/03/07	31/03/06 (*)
INTEREST AND SIMILAR INCOME	38	10,411,971	9,020,025
INTEREST EXPENSE AND SIMILAR CHARGES:	39	(6,951,570)	(6,137,047)
Return on equity having the substance of a financial liability		(12,802)	(23,215)
Other		(6,938,768)	(6,113,832)
INCOME FROM EQUITY INSTRUMENTS	40	48,151	49,701
NET INTEREST INCOME		3,508,552	2,932,679
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD:	41	60,216	130,554
Associates		60,216	130,554
FEE AND COMMISSION INCOME	42	2,448,234	2,054,946
FEE AND COMMISSION EXPENSE	43	(360,914)	(317,382)
INSURANCE ACTIVITY INCOME:	44	95,108	66,310
Insurance and reinsurance premium income		1,720,132	875,093
Reinsurance premiums paid		(48,539)	(35,128)
Claims paid and other insurance-related expenses		(681,945)	(453,911)
Reinsurance income		39,672	22,478
Net provisions for insurance contract liabilities		(1,086,297)	(493,204)
Finance income		194,604	223,152
Finance expense		(42,519)	(72,170)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (Net):	45	433,464	390,988
Held for trading		308,975	395,605
Other financial instruments at fair value through profit or loss		(107,441)	4,220
Available-for-sale financial assets		284,572	128,939
Loans and receivables		(13,245)	3,841
Other		(39,397)	(141,617)
EXCHANGE DIFFERENCES (Net)	46	58,544	17,408
GROSS INCOME		6,243,204	5,275,503
SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES	47	133,529	113,401
COST OF SALES	47	(99,099)	(75,643)
OTHER OPERATING INCOME	48	79,827	74,769
PERSONNEL EXPENSES	49	(1,560,802)	(1,492,513)
OTHER GENERAL ADMINISTRATIVE EXPENSES	50	(1,099,909)	(986,754)
DEPRECIATION AND AMORTISATION:		(307,836)	(280,280)
Tangible assets	16	(156,257)	(156,081)
Intangible assets	17	(151,579)	(124,199)
OTHER OPERATING EXPENSES	51	(113,747)	(95,504)
NET OPERATING INCOME		3,275,167	2,532,979
IMPAIRMENT LOSSES (Net):		(682,755)	(511,823)
Available-for-sale financial assets	8	10,985	(6,583)
Loans and receivables	10	(681,742)	(499,113)
Non-current assets held for sale	12	(8,415)	(8,470)
Investments	13	—	—
Tangible assets	16	(247)	2,589
Goodwill	17	—	—
Other intangible assets	17	2	2
Other assets		(3,338)	(248)
PROVISIONS (Net)	25	(63,036)	(91,227)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES		1,003	552
FINANCE EXPENSES OF NON-FINANCIAL ACTIVITIES		(984)	(3,004)
OTHER GAINS:	52	52,750	169,031
Gains on disposal of tangible assets		24,506	29,114
Gains on disposal of investments		3,702	731
Other		24,542	139,186
OTHER LOSSES:	52	(79,310)	(87,244)
Losses on disposal of tangible assets		(15,342)	(8,890)
Losses on disposal of investments		(116)	—
Other		(63,852)	(78,354)
PROFIT BEFORE TAX		2,502,835	2,009,264
INCOME TAX	27	(575,585)	(433,163)
PROFIT FROM ORDINARY ACTIVITIES		1,927,250	1,576,101
PROFIT FROM DISCONTINUED OPERATIONS (Net)	37	—	78,973
CONSOLIDATED PROFIT FOR THE YEAR		1,927,250	1,655,074
PROFIT ATTRIBUTED TO MINORITY INTERESTS	28	(125,074)	(161,665)
PROFIT ATTRIBUTED TO THE GROUP		1,802,176	1,493,409

EARNINGS PER SHARE:
From ordinary activities and discontinued operations
Basic earnings per share (euros)		0,2887	0,2390
Diluted earnings per share (euros)		0,2874	0,2380
From ordinary activities
Basic earnings per share (euros)		0,2887	0,2273
Diluted earnings per share (euros)		0,2874	0,2262
(*) Presented for comparison purposes only. Unaudited figures.
The accompanying Explanatory Notes 1 to 57 and Appendixes are an integral part of the consolidated income statement for the three-month period ended 31 March 2007.

Translation of consolidated interim financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE)
FOR THE THREE-MONTH PERIODS ENDED
31 MARCH 2007 AND 2006 (NOTES 1 TO 4)
(Thousands of Euros)

	31/03/07	31/03/06 (*)
NET INCOME RECOGNISED DIRECTLY IN EQUITY:	(486,737)	113,981
Available-for-sale financial assets-	(295,035)	480,528
Revaluation gains/losses	(238,871)	839,408
Amounts transferred to income statement	(180,084)	(71,715)
Income tax	123,920	(287,165)

Cash flow hedges-	(34,463)	(50,091)
Revaluation gains/losses	(50,473)	(73,757)
Income tax	16,010	23,666

Hedges of net investments in foreign operations-	34,902	33,008
Revaluation gains/losses	34,902	33,008

Exchange differences-	(192,141)	(349,464)
Translation gains/losses	(251,216)	(348,822)
Amounts transferred to income statement	59,075	(642)

CONSOLIDATED PROFIT FOR THE YEAR:	1,927,250	1,655,074
Published consolidated profit for the year	1,927,250	1,655,074

	1,440,513	1,769,055

TOTAL INCOME AND EXPENSE FOR THE YEAR:
Parent	1,315,439	1,607,390
Minority interests (**)	125,074	161,665

TOTAL (**)	1,440,513	1,769,055

(*) Presented for comparison purposes only. Unaudited figures.
(**) Additionally, at 31 March 2007, the net income recognised directly in equity relating to “Minority Interests”
amounted to EUR (63) million.
The accompanying Explanatory Notes 1 to 57 and Appendixes are an integral part of the consolidated statement of changes in equity (consolidated statement of recognised income and expense) for the three-month period ended 31 March 2007.

Translation of consolidated interim financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONSOLIDATED CASH FLOW STATEMENTS FOR THE THREE-MONTH PERIODS ENDED
31 MARCH 2007 AND 2006 (NOTES 1 TO 4)
(Thousands of Euros)

	31/03/07	31/03/06 (*)
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year	1,927,250	1,655,074
Adjustments to profit-	2,472,247	1,836,801
Depreciation of tangible assets	156,257	156,604
Amortisation of intangible assets	151,579	124,503
Impairment losses (Net)	505,039	512,351
Net provisions for insurance contract liabilities	1,086,297	634,745
Provisions (Net)	63,036	93,735
Gains/losses on disposal of tangible assets	(9,164)	(22,193)
Gains/losses on disposal of investments	(3,586)	(731)
Share of results of entities accounted for using the equity method	(52,796)	(130,280)
Other non-monetary items	—	—
Taxes	575,585	468,067
Of which paid	46,135	37,517

Adjusted profit	4,399,497	3,491,875

Net increase/decrease in operating assets:	(10,030,408)	(10,503,887)
Financial assets held for trading-	5,574,015	245,520
Loans and advances to credit institutions	(429,663)	(2,495,366)
Loans and advances to customers	(2,085,430)	(2,266,230)
Debt instruments	3,696,620	6,183,376
Other equity instruments	2,237,989	(2,598,236)
Trading derivatives	2,154,499	1,421,976

Other financial assets at fair value through profit or loss-	(254,044)	1,593,315
Loans and advances to credit institutions	9,814	1,076,699
Loans and advances to customers	(29,249)	(14,705)
Debt instruments	(164,562)	271,070
Other equity instruments	(70,047)	260,251

Available-for-sale financial assets-	4,483,533	1,470,790
Debt instruments	6,895,949	1,616,861
Other equity instruments	(2,412,416)	(146,071)

Loans and receivables-	(18,181,510)	(12,668,992)
Loans and advances to credit institutions	(12,695,535)	625,370
Money market operations through counterparties	200,055	(400,027)
Loans and advances to customers	(6,036,879)	(13,111,384)
Debt instruments	(300,678)	(421,178)
Other financial assets	651,527	638,227

Other operating assets	(1,652,402)	(1,144,520)

Net increase/decrease in operating liabilities:	(25,319,190)	(9,166,282)
Financial liabilities held for trading-	(10,602,389)	5,825,678
Deposits from credit institutions	150,219	2,392,604
Customer deposits	(2,266,172)	(608,459)
Marketable debt securities	(7,666,849)	3,034,073
Trading derivatives	(1,312,021)	(958,030)
Short positions	492,434	1,965,490

Other financial liabilities at fair value through profit or loss -	(23,435)	(6,225,331)
Deposits from credit institutions	—	—
Customer deposits	(23,435)	261,430
Marketable debt securities	—	(6,486,761)

Financial liabilities at amortised cost-	(11,380,340)	(6,894,680)
Deposits from central banks	(5,118,590)	(8,030,124)
Deposits from credit institutions	(7,153,691)	(4,040,814)
Money market operations through counterparties	—	—
Customer deposits	(1,822,090)	(1,169,940)
Marketable debt securities	(4,111,059)	3,809,171
Other financial liabilities	6,825,090	2,537,027

Other operating liabilities	(3,313,026)	(1,871,949)

Total net cash flows from operating activities (1)	(30,950,101)	(16,178,293)

Of which:
Interest and similar income collected (Note 38)	10,074,048	8,715,942
Interest expense and similar charges paid (Note 39)	(7,212,128)	(6,272,217)

Translation of consolidated interim financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.
SANTANDER GROUP
CONSOLIDATED CASH FLOW STATEMENTS FOR THE THREE-MONTH PERIODS ENDED
31 MARCH 2007 AND 2006 (NOTES 1 TO 4)
(Thousands of Euros)

	31/03/07	31/03/06 (*)
2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments-	(631,741)	(566,644)
Subsidiaries, jointly controlled entities and associates	(50,402)	3,134
Tangible assets	(436,306)	(218,762)
Intangible assets	(125,114)	(340,904)
Other financial assets	—	(1)
Other assets	(19,919)	(10,111)

Divestments-	291,977	218,128
Subsidiaries, jointly controlled entities and associates	27,978	3,201
Tangible assets	90,653	110,393
Other financial assets	—	—
Other assets	173,346	104,534

Total net cash flows from investing activities (2)	(339,764)	(348,516)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own equity instruments	(1,802,677)	(1,886,606)
Disposal of own equity instruments	1,827,395	1,872,862
Issuance/Redemption of other equity instruments	177,400	14,224
Redemption of equity having the substance of a financial liability	—	—
Issuance of subordinated liabilities	3,094,929	1,094,913
Redemption of subordinated liabilities	(229,418)	(157,347)
Issuance of other long-term liabilities	47,291,000	22,459,043
Redemption of other long-term liabilities	(16,956,000)	(10,072,529)
Increase/Decrease in minority interests	(291,830)	(65,453)
Dividends paid	(668,609)	(581,400)
Other items related to financing activities	(192,592)	(389,020)

Total net cash flows from financing activities (3)	32,249,598	12,288,687

4. EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (4)	205,696	240,114

5. NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (1+2+3+4)	1,165,429	(3,998,008)

Cash and cash equivalents at beginning of year	13,835,149	16,086,458

Cash and cash equivalents at end of year	15,000,578	12,088,450

(*) Presented for comparison purposes only. Unaudited figures.
The accompanying Explanatory Notes 1 to 57 and Appendixes are an integral part of the consolidated cash flow statement for the three-month period ended 31 March 2007.

Translation of consolidated interim financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004 (see Notes 1 and 57). In the event of a discrepancy, the Spanish-language version prevails.
Santander Group
Explanatory Notes to the Consolidated Interim Financial Statements for the Three-Month Period Ended 31 March 2007
1. Introduction, basis of presentation of the consolidated financial statements and other information
a)	Introduction
Banco Santander Central Hispano, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (http://www.gruposantander.com) and at its registered office at Paseo de Pereda 9-12, Santander.
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or “the Santander Group”).
b)	Basis of presentation of the consolidated financial statements
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards (IFRS) previously adopted by the European Union.
In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.
The consolidated financial statements and explanatory notes thereto for the three-month period ended 31 March 2007 were prepared in order to comply with the requirements of Article 159 in relation to Article 293 of the Consolidated Spanish Companies Law and will be used by an auditor other than the auditor of the Bank’s financial statements, appointed by the Mercantile Registry, to issue the report required by the aforementioned Article 159 in relation to the convertible debenture issue which the Bank plans to launch in order to finance part of the consideration to be paid in connection with the offer to purchase all the ordinary shares of ABN AMRO Holding, N.V. announced by the Bank together with The Royal Bank of Scotland Group (RBS) and Fortis, S.A./N.V. (Fortis) on 29 May 2007 (Note 1.h).

The consolidated financial statements and explanatory notes thereto were prepared by the Bank’s directors (at the Board Meeting on 22 June 2007) in accordance with International Financial Reporting Standards as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 and, accordingly, they present fairly the Group’s equity and financial position at 31 March 2007 and the consolidated results of its operations, the changes in consolidated recognised income and expense and the consolidated cash flows in the three-month period ended 31 March 2007. These consolidated financial statements and explanatory notes thereto were prepared from the accounting records kept by the Bank and by each of the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.
In the first quarter of 2007, the following Standards and Interpretations adopted by the European Union came into force, with no material effect on the Group’s consolidated financial statements at 31 March 2007:
•	IFRS 7 Financial Instruments: Disclosure

•	Amendments to IAS 1 on the disclosure of the objectives, policies and processes for managing capital

•	Interpretation IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

•	Interpretation IFRIC 8 Scope of IFRS 2

•	Interpretation IFRIC 9 Reassessment of Embedded Derivatives
Also, at the date of preparation of these consolidated financial statements there were various Standards and Interpretations adopted by the European Union which came into force on 1 April 2007. The directors consider that the entry into force of these Standards and Interpretations will not have a material effect on the Group’s consolidated financial statements in the next three quarters of 2007. These Standards and Interpretations are as follows:
•	Interpretation IFRIC 10 Interim Financial Reporting and Impairment

•	Interpretation IFRIC 11 Group and Treasury Share Transactions
The Standards and Interpretations not yet adopted by the European Union are as follows:
•	IFRS 8 Operating Segments

•	Interpretation IFRIC 12 Service Concession Arrangements
The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.
All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation.

c)	Use of estimates
The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.
In the consolidated financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
•	The impairment losses on certain assets (Notes 6, 7, 8, 10, 12, 13, 16 and 17);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (Note 25);

•	The useful life of the tangible and intangible assets (Notes 16 and 17);

•	The measurement of goodwill arising on consolidation (Note 17); and

•	The fair value of certain unquoted assets (Notes 8, 9 and 11).
d)	Other matters
i. Disputed corporate resolutions
The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the General Meetings on 18 January 2000, 4 March 2000, 10 March 2001, 9 February 2002, 24 June 2002, 21 June 2003, 19 June 2004 and 18 June 2005 will have no effect on the consolidated financial statements.
On 25 April 2002, the Santander Court of First Instance number 1 rejected in full the claim contesting the resolutions adopted at the General Meeting on 18 January 2000. The plaintiff filed an appeal against the judgment. On 2 December 2002, the Cantabria Provincial Appellate Court dismissed the appeal. A cassation appeal has been filed against the judgment of the Cantabria Provincial Appellate Court.
On 29 November 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the General Meeting on 4 March 2000. The plaintiffs filed an appeal against the judgment. On 5 July 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.
On 12 March 2002, the Santander Court of First Instance number 4 rejected in full the claims contesting the resolutions adopted at the General Meeting on 10 March 2001. The plaintiffs filed an appeal against the judgment. On 13 April 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants has prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.
On 9 September 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting the resolutions adopted at the General Meeting on 9 February 2002. The plaintiff filed an appeal against the judgment. On 14 January 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were rejected by Supreme Court judgment of 8 May 2007.
On 29 May 2003, the Santander Court of First Instance number 6 rejected in full the claim contesting the resolutions adopted at the General Meeting on 24 June 2002. The plaintiffs filed an appeal against the judgment. On 15 November 2005, the Cantabria Provincial Appellate Court dismissed in full the appeal. The appellants have prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment.

Despite the amount of time elapsed, the Santander Court of First Instance number 7 has yet to hand down its judgment on the objection to the resolutions adopted by the shareholders at the General Meeting on 21 June 2003, since it was agreed that the proceedings should be stayed on grounds of the need for an interlocutory decision in the criminal jurisdiction derived from the preliminary proceedings conducted at Central Examining Court number 3 in respect of the amounts paid when Mr. Amusátegui and Mr. Corcóstegui retired from the Bank. In this latter matter, an acquittal was handed down on 13 April 2005 by the National Appellate Court, which was confirmed by a final Supreme Court judgment of 17 July 2006. Consequently, pursuant to the interlocutory order of 25 September 2006, the stay on the claims to contest the corporate resolutions was lifted.
On 28 October 2005, the Santander Court of First Instance number 8 rejected in full the claims contesting the resolutions adopted at the General Meeting on 19 June 2004. An appeal was filed against the judgment.
The claims contesting the resolutions adopted at the General Meeting on 18 June 2005 are currently being processed at the Santander Court of First Instance number 10.
ii. Credit assignment transactions
Following the investigations carried out since 1992 by the Madrid Central Examining Court number 3, and despite the fact that the Government Lawyer, as the representative of the Public Treasury, and the Public Prosecutor’s Office have repeatedly applied to have the case against the Bank and its executives dismissed and struck out, a decision was rendered on 27 June 2002 to turn the preliminary court proceedings into an “abbreviated” proceeding. The Public Prosecutor’s Office, the Bank and its executives have appealed against this decision.
On 23 June 2003, Panel Two of the Criminal Chamber of the National Appellate Court partially upheld these appeals, and explicitly recognised that the assignments of naked credit ownership were lawfully marketed and reduced the proceedings from 138 to 38 customer transactions (it should be noted that the Government Lawyer and the Public Prosecutor’s Office had also requested dismissal and strike-out of the case on grounds that no offence had been committed) with respect to which the Bank’s possible involvement continued to be alleged.

Following the submissions phase, in which the Public Prosecutor’s Office and the Government Lawyer reiterated their petition to have the proceedings dismissed and struck out, based on the class accusation filed by the Association for the Defence of Investors and Consumers, on 6 October 2004 the Court ordered commencement of a trial.
Once the trial had commenced at Panel One of the Criminal Chamber of the National Appellate Court and after the debate on preliminary issues was held at the end of November 2006, without the appearance of the Government Lawyer, in which the Public Prosecutor’s Office reiterated its appeal to set aside the trial and interrupt the proceedings, on 20 December 2006, the Criminal Chamber of the National Appellate Court ordered the dismissal of the proceedings, as requested by the Public Prosecutor’s Office and the private prosecution.
The Association for the Defence of Investors and Customers and Iniciativa per Catalunya Verdes filed a cassation appeal against the aforementioned order.
e)	Information relating to 31 December 2006 and 31 March 2006
The information relating to 31 December 2006 and 31 March 2006 contained in these explanatory notes to the consolidated financial statements is presented with the information relating to 31 March 2007 for comparison purposes only.
f)	Capital management
Capital management in the Santander Group is performed at two levels: regulatory and economic.
Regulatory capital management is based on the analysis of the capital base and of the solvency ratios (core capital, Tier I, etc.) under BIS and Bank of Spain criteria. The objective is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, rating agencies and investors. Active capital management includes securitisations, asset sales, and capital and hybrid (preference and subordinated) issues.
The aim of economic capital management is to optimise the creation of value by the Group and the business units composing it. Accordingly, on a quarterly basis, the economic capital, RORAC and value creation figures of each business unit are generated, analysed and reported to the Management Committee.
In order to manage the Group’s capital properly, it is fundamental to budget and analyse future needs and to anticipate the various points in the cycle. The economic and regulatory capital projections are based on the budgetary information (balance sheet, income statement, etc.) and macroeconomic scenarios defined by the Studies Service. On the basis of these estimates, the Group plans the management measures (issues, securitisations, etc.) required to meet the capital targets.
Also, certain stress scenarios are simulated in order to assess the availability of capital in the event of adverse situations. These scenarios are established on the basis of sudden changes in macroeconomic variables –GDP, interest rates, stock markets, etc.– which reflect historical crises that might reoccur.
In relation to minimum capital requirements, it should be noted that, through the publication of Law 13/1992, of 1 June, and of Bank of Spain Circular 5/1993 and subsequent amendments thereto, the regulations governing the minimum capital requirements of credit institutions – at both entity and consolidated group level– came into force. At 31 March 2007, the Group’s eligible capital exceeded the minimum requirements by EUR 15,509 million (31 December 2006: EUR 11,172 million).

g)	Environmental impact
In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to the consolidated financial statement.
h)	Events after the balance sheet date
From 31 March 2007 to the date on which these consolidated financial statements were authorised for issue there were no events significantly affecting them. However, mention should be made of the following events:
• On 29 May 2007, Banco Santander, RBS and Fortis (taken together, “the Banks”) announced their intention to launch a takeover bid for all the ordinary shares of ABN AMRO, including the ADSs the underlying of which are shares of ABN AMRO.
The Banks propose to offer EUR 30.40 in cash, plus 0.844 new shares of RBS for each ordinary share of ABN AMRO, which is equal to a total of EUR 38.40 per ordinary share of ABN AMRO. Consequently, at the date of the announcement, the total consideration payable to the shareholders of ABN AMRO per the proposed takeover bid was equal to EUR 71.1 billion. All the data included in this section were calculated on the basis of prices and exchange rates at 25 May 2007. The total consideration of the proposed bid by the Banks for all the issued ordinary share capital of ABN AMRO is based on 1,852,448,094 issued and outstanding ordinary shares of ABN AMRO.
The Banks and RFS Holdings B.V., a new company created for the purpose of launching the takeover bid, entered into an agreement on 28 May 2007 (the “Consortium Agreement”) which regulates the relationships of the Banks vis-à-vis the proposed bid and the manner in which ABN AMRO will be managed, the division of ABN AMRO’s businesses among the Banks and the sale of its non-essential assets upon the successful completion of the bid.
The proposed bid is subject to certain pre-conditions and conditions. Insofar as is permitted, the Banks may waive, in full or in part, the pre-conditions and conditions at any time prior to the commencement and the expiry of the bid, respectively.
If the bid is successful, Santander will acquire, inter alia, the following main businesses of ABN AMRO (taken together, the “ABN AMRO Businesses”):
•	Latin-American Businesses Unit (except for wholesale banking customers outside Brazil) including, in particular, Banco Real in Brazil;

•	Banca Antonveneta in Italy; and

•	Interbank and DMC Consumer Finance, a business specialising in consumer lending in the Netherlands.
If the offer is concluded successfully, Banco Santander will pay 27.9% of the consideration payable in the bid, which would be equal to approximately EUR 19.9 billion if the bid were accepted by all the shareholders of ABN AMRO.
Banco Santander intends to raise approximately EUR 9.0 billion through a capital increase with pre-emptive subscription rights and through the issuance of instruments that must be converted into shares, and to finance the remainder by optimising its balance sheet, which would involve leverage, a greater use of asset securitisation, and asset disposals.
• On 13 June 2007, the Bank announced that the plan to optimise the Santander Group’s balance sheet envisages, inter alia, the sale of property assets for own use with an estimated market value of approximately EUR 4,000 million and a potential net gain of approximately EUR 1,400 million. This transaction would be performed by means of a sale and leaseback, an arrangement that has been used by other international financial institutions.
• On 19 June 2007, the Bank announced that it had sold its last ownership interest (1.79%) in the share capital of the Italian company Intesa Sanpaolo for EUR 1,206 million, giving rise to a gain of approximately EUR 566 million for the Group.
2. Accounting policies and measurement bases
The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:
a)	Foreign currency transactions
i. Functional currency
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.
ii. Translation of foreign currency balances
Foreign currency balances are translated to euros in two consecutive stages:
•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the Group operates); and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.
Translation of foreign currency to the functional currency
Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.
Furthermore:
•	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•	Income and expenses are translated at the average exchange rates for the period for all the transactions performed during the year.

•
The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros
If the functional currency is not the euro, the balances in the financial statements of the consolidated entities (or entities accounted for using the equity method) are translated to euros as follows:
•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the period.

•	Equity items, at the historical exchange rates.
iii. Recognition of exchange differences
The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under “Exchange Differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under “Valuation Adjustments – Exchange Differences”.
The exchange differences arising on the translation to euros of the financial statements in functional currencies other than the euro are recognised under “Valuation Adjustments — Exchange Differences” in the consolidated balance sheet until the related item is derecognised, when they are recognised in the consolidated income statement.
iv. Entities located in hyperinflationary economies
None of the functional currencies of the consolidated subsidiaries and associates located abroad relate to hyperinflationary economies as defined by the International Financial Reporting Standards adopted by the European Union. Accordingly, it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.
v. Exposure to foreign currency risk
At 31 March 2007, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar and the pound sterling. At that date, its largest exposures on permanent positions (with a potential impact on equity), excluding hedges, were concentrated, in descending order, on the pound sterling, the Brazilian real, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (Note 36-a).

At 31 December 2006, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar, the pound sterling and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the pound sterling, the Brazilian real, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (Note 36-a).
The following tables show the sensitivity of consolidated profit and consolidated equity at 31 March 2007 and 31 December 2006 to changes in the Group’s financial instruments due to 1% variations in the various foreign currencies in which the Group had material balances.
The estimated effect on the Group’s consolidated equity and consolidated profit at 31 March 2007 and 31 December 2006 of a 1% appreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on		Effect on
	Consolidated Equity		Consolidated Profit
Currency	31/03/07	31/12/06	31/03/07	31/12/06
US dollar	0.02	0.1	31.3	30.2
Chilean peso	(13.5)	(9.8)	—	2.2
Pound sterling	(22.9)	(49.0)	12.1	23.2
Mexican peso	(18.6)	(20.5)	—	5.2
Brazilian real	(26.9)	(25.4)	—	—
Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit at 31 March 2007 and 31 December 2006 of a 1% depreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on		Effect on
	Consolidated Equity		Consolidated Profit
Currency	31/03/07	31/12/06	31/03/07	31/12/06
US dollar	(0.02)	(0.1)	(32.0)	(30.8)
Chilean peso	14.4	10.9	—	(6.0)
Pound sterling	39.1	33.1	(12.3)	(16.7)
Mexican peso	18.9	24.7	—	(7.3)
Brazilian real	27.5	26.0	—	—

The foregoing data were obtained by calculating the possible effect of a variation in the exchange rates on the various asset and liability items and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2.a.iii above.
The estimates used to obtain the foregoing data were performed taking into account the effects of the exchange rate fluctuations isolated from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations remained unchanged with respect to their positions at 31 March 2007 and 31 December 2006.
b)	Basis of consolidation
i. Subsidiaries
“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.
On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognised at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (Note 17). Negative differences are charged to income on the date of acquisition.
Additionally, the share of third parties of the Group’s equity is presented under “Minority Interests” in the consolidated balance sheet (Note 28) and their share of the profit for the period is presented under “Profit Attributed to Minority Interests” in the consolidated income statement.
The results of subsidiaries acquired during the period are included in the consolidated income statement from the date of acquisition to period-end. Similarly, the results of subsidiaries disposed of during the period are included in the consolidated income statement from the beginning of the period to the date of disposal.
The Appendixes contain significant information on these entities.
ii. Interests in joint ventures (jointly controlled entities)
“Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“venturers”) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.
The financial statements of investees classified as joint ventures are proportionately consolidated with those of the Bank and, therefore, the aggregation of balances and subsequent eliminations are made only in proportion to the Group’s ownership interest in the capital of these entities.

The Appendixes contain significant information on these entities.
iii. Associates
Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.
In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.
The Appendixes contain significant information on these entities.
iv. Other matters
The companies less than 50% owned by the Group that constituted a decision-making unit at 31 March 2007 and which, therefore, were accounted for as subsidiaries are: (i) Inmuebles B de V 1985 C.A., (ii) Luri 1, S.A. and (iii) Luri 2, S.A., in which the Group held ownership interests of 35.63% and 5.58% and 4.81% respectively, at that date (Appendix I).
The companies less than 20% owned by the Group over which it exercises significant influence and which, therefore, were accounted for as associates at 31 March 2007 are: (i) Attijariwafa Bank Société Anonyme and (ii) Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A., in which the Group held ownership interests of 14.55% and 13.94%, respectively, at that date (Appendix II).
v. Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.
Business combinations performed on or after 1 January 2004 whereby the Group obtains control over an entity are recognised for accounting purposes as follows:
•	The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.

•
The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet.

•
Any negative difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognised as discussed in Note 2-m; any positive difference is recognised in “Other Gains” in the consolidated income statement.

vi. Acquisitions and disposals
Note 3 provides information on the most significant acquisitions and disposals in the first quarter of 2007 and in 2006.

c)	Definitions and classification of financial instruments
i. Definitions
A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.
An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.
A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.
“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.
“Compound financial instruments” are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).
The following transactions are not treated for accounting purposes as financial instruments:
•	Investments in subsidiaries, jointly controlled entities and associates (Note 13).

•	Rights and obligations under employee benefit plans (Note 25).

•	Rights and obligations under insurance contracts (Note 15).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (Note 34).
ii. Classification of financial assets for measurement purposes
Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “non-current assets held for sale” or they relate to “cash and balances with central banks”, “changes in the fair value of hedged items in portfolio hedges of interest rate risk” (asset side), “hedging derivatives” and “investments”, which are reported separately.
Financial assets are included for measurement purposes in one of the following categories:
•
Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•
Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are managed jointly with “liabilities under insurance contracts” measured at fair value or with derivative financial instruments whose purpose and effect is to significantly reduce exposure to variations in fair value, or that are managed jointly with financial liabilities and derivatives for the purpose of significantly reducing overall exposure to interest rate risk.

Financial instruments included in this category (and “Other Financial Liabilities at Fair Value through Profit or Loss”) are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked.
•
Available-for-sale financial assets: this category includes debt instruments not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “financial assets held for trading” or as “other financial assets at fair value through profit or loss”.

•
Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes any reductions required to reflect the estimated losses on their recovery).
•	Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.
iii. Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
•	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.

•	Loans and advances to credit institutions: credit of any nature in the name of credit institutions.

•	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

•
Loans and advances to customers: all credit granted by the Group, other than that represented by marketable securities, money market operations through central counterparties, finance lease receivables and loans and advances to credit institutions.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•
Other equity instruments: financial instruments issued by other entities, such as shares and non-voting equity units, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units and shares are included in this item.

•	Trading derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting.

•
Other financial assets: other debit balances in favour of the Group in respect of transactions which do not have the nature of credit (such as cheques drawn on credit institutions, the amounts receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, and fees and commissions receivable for financial guarantees).

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value in favour of the Group of derivatives designated as hedging instruments in hedge accounting.

•	Investments: includes the investments in the share capital of associates.
iv. Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “liabilities associated with non-current assets held for sale” or they relate to “hedging derivatives”, “changes in the fair value of hedged items in portfolio hedges of interest rate risk” (liability side) and “equity having the substance of a financial liability”, which are reported separately.
Financial liabilities are classified for measurement purposes into one of the following categories:
•
Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (“short positions”).

•
Other financial liabilities at fair value through profit or loss: this category includes all hybrid financial liabilities not held for trading that have to be measured entirely at fair value, including life insurance linked to investment funds that does not expose the issuer of the contract to a significant insurance risk, when the financial assets to which they are linked are also measured at fair value through profit or loss.

•
Financial liabilities at fair value through equity: financial liabilities associated with available-for-sale financial assets arising as a result of transfers of assets in which the consolidated entities as transferors neither transfer nor retain substantially all the risks and rewards of ownership of the assets.

•
Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary deposit-taking activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•	Deposits from credit institutions: deposits of any nature, including credit and money market operations received in the name of credit institutions.

•	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

•
Customer deposits: includes all repayable balances received in cash by the Group, other than those represented by marketable securities, money market operations through central counterparties, subordinated liabilities and deposits from central banks and credit institutions.

•
Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•	Trading derivatives: includes the fair value of the Group’s liability in respect of derivatives which do not form part of hedge accounting.

•	Deposits from central banks: deposits of any nature received from the Bank of Spain or other central banks.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

•	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt.

•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items.

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

•
Equity having the substance of a financial liability: amount of the financial instruments issued by the consolidated entities that, although equity for legal purposes, do not meet the requirements for classification as equity.

d)	Measurement of financial assets and liabilities and recognition of fair value changes
In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price, and are subsequently measured at each period-end as follows:

i. Measurement of financial assets
Financial assets are measured at fair value, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.
The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”).
If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.
All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.
The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.
“Loans and Receivables” and “Held-to-Maturity Investments” are measured at amortised cost using the effective interest method. “Amortised cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortisation (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost furthermore includes any reductions for impairment or uncollectability. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognised.
The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.
Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortised cost, as defined above, except for those included under “Financial Liabilities Held for Trading”, “Other Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.
iii. Valuation techniques
Following is a summary of the various valuation techniques used by the Group to measure the financial instruments recognised at fair value at 31 March 2007:

	Millions of Euros
	Published
	Price
	Quotations
	in Active	Internal
	Markets	Models (*)	Total
Financial assets held for trading	81,870	82,979	164,849
Other financial assets at fair value through profit or loss	4,559	11,066	15,625
Available-for-sale financial assets	29,066	5,005	34,071
Hedging derivatives (assets)	—	2,846	2,846
Financial liabilities held for trading	36,480	89,537	126,017
Other financial liabilities at fair value through profit or loss	243	12,270	12,513
Hedging derivatives (liabilities)	—	3,777	3,777
Liabilities under insurance contracts	9,821	2,210	12,031

(*) In substantially all cases, observable market data are used.
The main techniques employed in the “internal models” are as follows:
•	In the valuation of financial instruments permitting static hedging (basically, forwards and swaps) the “present value” method is used.

•	In the valuation of financial instruments requiring dynamic hedging, the Black-Scholes model is mainly used.

•	In the valuation of financial instruments exposed to interest rate risk, the Heath-Jarrow-Morton model is employed to analyse the correlation by currency.

•	Credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk.
The measurements thus obtained might have been different had other methods or assumptions been used in interest rate risk, in credit risk, market risk and foreign currency risk spreads, or in their related correlations and volatilities. Nevertheless, Group management considers that the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The potential effect of a change in the principal assumptions (models, correlations and dividends) to less favourable reasonable assumptions would be to decrease gains by EUR 146 million. The use of reasonable assumptions more favourable than those used by the Group would increase gains by EUR 193 million.
The total loss recognised in income in the first quarter of 2007 arising from the aforementioned valuation models amounted to EUR 522 million.
iv. Recognition of fair value changes
As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items –which are recognised under “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate– and those arising for other reasons, which are recognised at their net amount under “Gains/Losses on Financial Assets and Liabilities”.
Adjustments due to changes in fair value arising from:
•
“Available-for-Sale Financial Assets” are recognised temporarily in equity under “Valuation Adjustments – Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognised in “Valuation Adjustments – Exchange Differences” (exchange differences arising on monetary financial assets are recognised in “Exchange Differences” in the consolidated income statement).

•
Items charged or credited to “Valuation Adjustments – Available-for-Sale Financial Assets” and “Valuation Adjustments – Exchange Differences” remain in the Group’s consolidated equity until the related assets are derecognised, whereupon they are charged to the consolidated income statement.

•
Unrealised gains on available-for-sale financial assets classified as “Non-Current Assets Held for Sale” because they form part of a disposal group or a discontinued operation are recognised in “Valuation Adjustments — Non-Current Assets Held For Sale”.

•	“Financial Liabilities at Fair Value through Equity” are recognised in “Valuation Adjustments – Financial Liabilities at Fair Value through Equity”.
v. Hedging transactions
The consolidated entities use financial derivatives for the purpose of trading with customers who request these instruments in order to manage their own market and credit risks and for investment purposes; for the purpose of managing the risks of the Group entities’ own positions and assets and liabilities (“hedging derivatives”); or for the purpose of obtaining gains from changes in the prices of these derivatives.
Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.
A derivative qualifies for hedge accounting if all the following conditions are met:
1.	The derivative hedges one of the following three types of exposure:

a.
Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).
2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).
3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:
a.
In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under “Changes in the Fair Value of Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the balance sheet, as appropriate.
b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in equity under “Valuation Adjustments — Cash Flow Hedges” until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognised directly in the consolidated income statement.

c.
In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in equity under “Valuation Adjustments — Hedges of Net Investments in Foreign Operations” until the gains or losses on the hedged item are recognised in the consolidated income statement.

d.
The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognised directly under “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.
When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.
When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under “Valuation Adjustments” (from the period when the hedge was effective) remains recognised in equity until the forecast transaction occurs at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognised immediately in profit or loss.
Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other Financial Assets/Liabilities at Fair Value through Profit or Loss” or as “Financial Assets/Liabilities Held for Trading”.
e)	Derecognition of financial assets and liabilities
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:
1.
If the Group transfers substantially all the risks and rewards to third parties –unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases–, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.
If the Group retains substantially all the risks and rewards associated with the transferred financial asset –sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases–, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:

a.	An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortised cost.

b.	The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability.
3.
If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset –sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases–, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.

b.
If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred to third parties asset is measured at fair value.

Accordingly, financial assets are only derecognised when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired (with the intention either to cancel them or to resell them).
f)	Offsetting of financial instruments
Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognised amounts and intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.
g)	Impairment of financial assets
i. Definition
A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:
•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

•	In the case of equity instruments, mean that their carrying amount may not be fully recovered.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognised impairment losses is recognised in the consolidated income statement for the period in which the impairment is reversed or reduced.
Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognise the accrued interest and the remainder, if any, to reduce the principal amount outstanding.
When the recovery of any recognised amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii. Debt instruments measured at amortised cost
The amount of an impairment loss incurred on a debt instrument measured at amortised cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.
In estimating the future cash flows of debt instruments the following factors are taken into account:
•
All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

•	The various types of risk to which each instrument is subject, and

•	The circumstances in which collections will foreseeably be made.
These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).
Specifically as regards impairment losses resulting from materialisation of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:
•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materialises: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.
*   *   *   *   *
The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk.
These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.
With respect to the allowance for loss arising from credit risk, the Group makes the following distinction:
1.	Specific credit risk allowance
a.	Specific allowance:
The impairment of debt instruments not measured at fair value through profit or loss that are classified as doubtful are generally recognised in accordance with the criteria set forth below:
i.	Assets classified as doubtful due to counterparty arrears:
Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

The allowance percentages applied to unsecured transactions, based on the age of the past-due amounts, are as follows:
•	Less than 6 months: between 4.5% and 5.3%.

•	More than 6 months and less than 12 months: between 27.4% and 27.8%

•	More than 12 months and less than 18 months: between 60.5% and 65.1%

•	More than 18 months and less than 24 months: between 93.3% and 95.8%

•	More than 24 months: 100%
The allowance percentages applied to loans secured by mortgage on completed homes, based on the age of the past-due amounts, are as follows:
•	Less than 3 years, provided that the outstanding loan does not exceed 80% of the appraisal value of the home: 2%

•	More than 3 years and less than 4 years: 25%

•	More than 4 years and less than 5 years: 50%

•	More than 5 years and less than 6 years: 75%

•	More than 6 years: 100%
The allowance percentages applied to loans secured by real property, when the Group has initiated procedures to foreclose such assets, based on the age of the past-due amounts, are as follows:
•	Less than 6 months: between 3.8% and 4.5%

•	More than 6 months and less than 12 months: between 23.3% and 23.6%

•	More than 12 months and less than 18 months: between 47.2% and 55.3%

•	More than 18 months and less than 24 months: between 79.3% and 81.4%

•	More than 24 months: 100%
ii. Assets classified as doubtful for reasons other than counterparty arrears:
Debt instruments which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognised in assets and the present value of the cash flows expected to be received.
b.	General allowance for inherent losses:
The Group covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, that have not yet been allocated to specific transactions.
The Group uses the expected loss concept to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for this calculation are also used to calculate economic capital and, in the future, to calculate BIS II regulatory capital under internal models.

Expected loss is the expected cost, on average in a complete business cycle, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.
The expected loss is calculated by multiplying three factors: “exposure at default”, “probability of default” and “loss given default”.
•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•
Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).
•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.
The calculation of the expected loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.
The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:
1.	Low default portfolios
In certain portfolios (sovereign risk, credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Group opted to use the data contained in the credit derivative spreads to estimate the excepted loss discounted by the market and break it down into PD and LGD.
2.	Top-down units
In the cases in which the Group does not have sufficient data to construct a sufficiently robust credit risk measurement model, the expected loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the expected loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.
*   *   *   *   *
However, by express requirement of the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models (which are currently under review), the general allowance must be calculated as set forth below.

Based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various risk categories, applying a minimum range of necessary allowances to each category:
•	Negligible risk: 0%

•	Low risk: 0.20% — 0.75%

•	Medium-low risk: 0.50% — 1.88%

•	Medium risk: 0.59% — 2.25%

•	Medium-high risk: 0.66 — 2.50%

•	High risk: 0.83% — 3.13%
Our internal models produce a range of allowances that include the allowances required by the Bank of Spain.
2.	Country risk allowance:
Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses.
However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognised in this connection are not material with respect to the credit loss allowances recognised.
iii. Debt or equity instruments classified as available for sale
The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortisation in the case of debt instruments) and their fair value less any impairment loss previously recognised in the consolidated income statement.
When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognised in equity under “Valuation Adjustments – Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.
If all or part of the impairment losses are subsequently reversed, the reversed amount is recognised, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity under “Valuation Adjustments – Available-for-Sale Financial Assets” in the case of equity instruments).
iv. Equity instruments measured at cost
The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognised in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.
h)	Repurchase agreements and reverse repurchase agreements
Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (“repos”) are recognised in the consolidated balance sheet as financing granted (received) based on the nature of the debtor (creditor) under “Loans and Advances to Credit Institutions” or “Loans and Advances to Customers” (“Deposits from Credit Institutions” or “Customer Deposits”).
Differences between the purchase and sale prices are recognised as interest over the contract term.
i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale
“Non-Current Assets Held for Sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.
“Liabilities Associated with Non-Current Assets” includes the credit balances arising from assets or disposal groups and from discontinued operations.
Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.
Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under “Impairment Losses - Non-Current Assets Held for Sale” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.
j)	Reinsurance assets and Liabilities under insurance contracts
Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flow will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.
The Group controls its insurance risk as follows:
•	By applying a strict methodology in the launch of products and in the assignment of the value thereto.

•	By using deterministic and stochastic models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.
“Reinsurance Assets” includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.
At least at the end of every quarter these assets are reviewed for impairment (if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are derecognised.
“Liabilities under Insurance Contracts” includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Insurers’ results relating to their insurance business are recognised under “Insurance Activity Income” in the consolidated income statement.
In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the consolidated income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.
At least at the end of every quarter the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequately measured. For this purpose, it calculates the difference between the following amounts:
•
Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•
The value recognised in the consolidated balance sheet for insurance liabilities (Note 15), net of any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognised directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognised in equity.

k)	Tangible assets
“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:
i. Property, plant and equipment for own use:
Property, plant and equipment for own use –including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).
For this purpose, the acquisition cost of foreclosed assets is the carrying amount of the financial assets settled through foreclosure.
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.
The tangible asset depreciation charge is recognised in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate
Buildings for own use	2
Furniture	7.5 to 10
Fixtures	6 to 10
Office and IT equipment	10 to 25
Leasehold improvements	5 to 10
The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).
Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior periods.
The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of every quarter with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future periods on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred.
ii. Investment property
“Investment Property” reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.
The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
iii. Other assets leased out under an operating lease
“Other Assets Leased out under an Operating Lease” reflects the net values of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.
The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
l)	Accounting for leases
i. Finance leases
Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.
When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value –which is generally the exercise price of the purchase option of the lessee at the end of the lease term– is recognised as lending to third parties and is therefore included under “Loans and Receivables” in the consolidated balance sheet.
When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.
In both cases, the finance income and finance expense arising from these contracts is credited or debited, respectively, to “Interest and Similar Income” and “Interest Expense and Similar Charges” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

ii. Operating leases
In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.
When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible Assets” (Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognised on a straight-line basis under “Other Operating Income” in the consolidated income statement.
When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other General Administrative Expenses” in their consolidated income statements.
m)	Intangible assets
Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.
Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.
i. Goodwill
Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:
•
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the balance sheets of the acquirees.

•
If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

•
The remaining amount is recognised as goodwill, which is allocated to one or more specific cash-generating units (a cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill –which is only recognised when it has been acquired for consideration– represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

At the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment Losses – Goodwill” in the consolidated income statement.
An impairment loss recognised for goodwill is not reversed in a subsequent period.
ii. Other intangible assets
“Other Intangible Assets” includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).
Other intangible assets can have an indefinite useful life –when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities– or a finite useful life, in all other cases.
Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.
Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.
The intangible asset amortisation charge is recognised under “Depreciation and Amortisation – Intangible Assets” in the consolidated income statement.
In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to “Impairment Losses — Other Intangible Assets” in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior periods are similar to those used for tangible assets (Note 2-k).
Internally developed computer software
Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.
Expenditure on research activities is recognised as an expense in the period in which it is incurred and cannot be subsequently capitalised.
n)	Prepayments and accrued income and accrued expenses and deferred income
These items include all the balances of prepayments and accrued income and of accrued expenses and deferred income, excluding accrued interest.

o) Other assets and Other liabilities
“Other Assets” in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:
•
Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. “Inventories” includes land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.
Any write-downs of inventories –such as those due to damage, obsolescence or reduction of selling price– to net realisable value and other impairment losses are recognised as expenses for the period in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the period in which they occur.
The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised. This expense is included under “Cost of Sales” in the accompanying consolidated income statements (Note 47) when it relates to activities of the non-financial entities that do not form part of the consolidable group of credit institutions or under “Other Operating Expenses” in all other cases.
•
Other: this item includes the amount of the difference between pension plan obligations and the value of the plan assets with a debit balance for the entity, when the net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

“Other Liabilities” includes the payment obligations having the substance of liabilities and not included in any other category.
p)	Provisions and contingent assets and liabilities
The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:
•
Provisions: credit balances covering present obligations at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing; and

•
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

•
Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with IFRS, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.
Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.
Provisions are classified according to the obligations covered as follows:
•	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

•	Provisions for taxes: includes the amount of the provisions made to cover tax contingencies.

•
Provisions for contingent liabilities and commitments: includes the amount of the provisions made to cover contingent liabilities –defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind– and contingent commitments –defined as irrevocable commitments that may give rise to the recognition of financial assets.

•	Other provisions: includes the amount of other provisions made by the consolidated entities. This item includes, inter alia, provisions for restructuring costs and litigation (Note 25).
q)	Litigation and/or claims in process
In addition to the disclosures made in Note 1, at the end of 2006 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (Note 25).
r)	Own equity instruments
Own equity instruments are those meeting both of the following conditions:
•
The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

•
The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are deducted from equity.

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments are directly added to or deducted from equity.
s)	Equity-instrument-based employee remuneration
Equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.
When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees, irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.
t)	Recognition of income and expenses
The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:
i. Interest income, interest expenses and similar items
Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.
However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. This interest is recognised as income, when collected, as a reversal of the related impairment losses.
ii. Commissions, fees and similar items
Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:
•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.

•	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.

•	Those relating to services provided in a single act are recognised when the single act is carried out.

iii. Non-finance income and expenses
These are recognised for accounting purposes on an accrual basis.
iv. Deferred collections and payments
These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
v. Loan arrangement fees
Loan arrangement fees, mainly loan origination and application fees, are accrued and recognised in income over the term of the loan. The related direct costs can be deducted from this amount.
u)	Financial guarantees
“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, insurance and credit derivatives.
Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortised cost as described in section g) above.
The provisions made for these transactions are recognised under “Provisions – Provisions for Contingent Liabilities and Commitments” in the consolidated balance sheet (Note 25). These provisions are recognised and reversed with a charge or credit, respectively, to “Provisions (Net)” in the consolidated income statement.
If a specific provision is required for financial guarantees, the related unearned commissions recognised under “Accrued Expenses and Deferred Income” in the consolidated balance sheet are reclassified to the appropriate provision.
v)	Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and Commission Income” in the consolidated income statement.
The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the period for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under “Fee and Commission Income” in the consolidated income statement.

w)	Post-employment benefits
Under the collective labour agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for early retirees and the post-employment welfare benefits.
The Group’s post-employment obligations to its employees are deemed to be “defined contribution plans” when the Group makes pre-determined contributions (recognised in “Personnel Expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans” (Note 25).
Defined contribution plans
The contributions made in this connection in each period are recognised under “Personnel Expenses” in the consolidated income statement. The amounts not yet contributed at each period-end are recognised, at their present value, under “Provisions – Provisions for Pensions and Similar Obligations” on the liability side of the consolidated balance sheet.
Defined benefit plans
The Group recognises under “Provisions – Provisions for Pensions and Similar Obligations” on the liability side of the consolidated balance sheet (or under “Other Assets – Other” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognised cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.
“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:
•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•
They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement as an asset item in the consolidated balance sheet under “Insurance Contracts Linked to Pensions”, which, in all other respects, is treated as a plan asset.

“Actuarial gains and losses” are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Group uses, on a plan-by-plan basis, the corridor method and recognises in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognised at the beginning of each period which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the period, whichever amount is higher. The maximum five-year allocation period, which is required by the Bank of Spain for all Spanish financial institutions, is shorter than the average number of remaining years of active service relating to the employees participating in the plans, and is applied systematically.
The “past service cost” –which arises from changes to current post-employment benefits or from the introduction of new benefits– is recognised on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.
Post-employment benefits are recognised in the consolidated income statement as follows:
•	Current service cost –defined as the increase in the present value of the obligations resulting from employee service in the current period–, under “Personnel Expenses”.

•
Interest cost –defined as the increase during the period in the present value of the obligations as a result of the passage of time–, under “Interest Expense and Similar Charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognised in the income statement relates exclusively to the obligations recognised as liabilities.

•	The expected return on plan assets and the gains or losses on the value of the plan assets, less any plan administration costs and less any applicable taxes, under “Interest and Similar Income”.

•	The actuarial gains and losses calculated using the corridor approach and the unrecognised past service cost, under “Provisions (Net)” in the consolidated income statement.
x)	Other long-term employee benefits
“Other Long-Term Employee Benefits”, defined as obligations to early retirees –taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree–, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognised immediately (Note 25).
y)	Termination benefits
Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.
z)	Income tax
The expense for Spanish corporation tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when it results from a transaction recognised directly in equity, in which case the tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the period (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.
Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.
“Tax Assets” includes the amount of all tax assets, which are broken down into “current” –amounts of tax to be recovered within the next twelve months– and “deferred” –amounts of tax to be recovered in future periods, including those arising from unused tax losses or tax credits.
“Tax Liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” –the amount payable in respect of the income tax on the taxable profit for the period and other taxes in the next twelve months– and “deferred” –the amount of income tax payable in future periods.
Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.
Income and expenses recognised directly in equity are accounted for as temporary differences.
The deferred tax assets and liabilities recognised are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
Law 35/2006, of 28 November, on Personal Income Tax and Partially Amending the Corporation Tax, Non-resident Income Tax and Wealth Tax Laws, establishes, inter alia, a reduction over two years in the standard tax rate for Spanish corporation tax purposes, which until 31 December 2006 was 35%, as follows:

Tax Periods Beginning on or after	Tax Rate
1 January 2007	32.5%
1 January 2008	30.0%

Accordingly, in 2006 the Group re-estimated the deferred tax assets and liabilities and the tax credit and tax loss carryforwards recognised in the consolidated balance sheet taking into account the year in which the related reversal will foreseeably take place. As a result, a net charge of EUR 491 million was recognised under “Income Tax” in the consolidated income statement of 2006.
aa)	Residual maturity periods and average interest rates
The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at period-end is provided in Note 53.
bb)	Consolidated cash flow statements
The following terms are used in the consolidated cash flow statements with the meanings specified:
•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
3.Santander Group
a)	Banco Santander Central Hispano, S.A.
The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each period the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).
The Appendixes provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.
b)	International Group structure
At international level, the various banks and other subsidiaries, jointly controlled entities and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.
The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

c)	Acquisitions and disposals
The principal equity investments acquired and sold by the Group in the first quarter of 2007 and in 2006 and other significant corporate transactions were as follows:
i. Abbey’s insurance business
In June 2006 Abbey entered into an agreement with Resolution plc (“Resolution”) to sell its life insurance business to the latter for EUR 5,340 million (GBP 3,600 million). The transaction did not give rise to any gains for the Group.
The main insurance companies sold were Scottish Mutual Assurance plc, Scottish Provident Limited and Abbey National Life plc, including their subsidiaries Scottish Mutual International plc (Dublin) and Scottish Provident International Life Assurance Limited (Isle of Man).
ii. Compañía Española de Petróleos, S.A. (Cepsa)
In 2003 the Bank launched a takeover bid for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of EUR 909 million.
Total, S.A. considered that the takeover bid breached historical side agreements between it (or its subsidiary, Elf Aquitaine, S.A.-Elf) and the Bank in relation to Cepsa and, accordingly, filed a request for arbitration at the Netherlands Court of Arbitration.
On 3 April 2006, the partial award rendered by the Arbitral Tribunal which, in the framework of the Netherlands Arbitration Institute, resolved the request for arbitration filed by Total, S.A. against the Bank was notified to the parties. The Tribunal considered that the side agreements contained in the agreements relating to Cepsa between the Bank and Total, S.A. (or its subsidiary, Elf) were rendered invalid by application of Transitional Provision Three of Law 26/2003, of 17 July. However, the fact that the Bank launched the aforementioned takeover bid without prior consultation with Total, S.A. caused, in the opinion of the Tribunal, an insurmountable disagreement between the two parties which, in application of the part of the agreements that was not rendered invalid, entitled Total, S.A. to repurchase from the Bank a 4.35% ownership interest in Cepsa at the price established in the agreements.
Also, the aforementioned partial award ordered the dissolution of Somaen-Dos, S.L. (Sole-Shareholder Company), the sole company object of which was the holding of ownership interests in Cepsa, with a view to each shareholder recovering direct ownership of their respective Cepsa shares, in accordance with the agreements entered into between the Bank and Total, S.A. (or its subsidiary, Elf). To this end, on 2 August 2006, Banco Santander Central Hispano, S.A. and Riyal, S.L. entered into two agreements with Elf Aquitaine, S.A. and Odival, S.A., on the one hand, and with Unión Fenosa, S.A., on the other, to enforce the partial award and separate the ownership interests that they each held through Somaen-Dos, S.L.
On 13 October 2006, Elf received notification from the European Commission communicating the authorisation of the concentration resulting from the acquisition by Elf of shares representing 4.35% of the share capital of Cepsa. Consequently, the Group sold 11,650,893 Cepsa shares to Elf for EUR 53 million. This disposal gave rise to a loss of EUR 158 million which was covered by a provision recognised for this purpose.

Following this transaction, Banco Santander Central Hispano, S.A.’s holding in Cepsa was 30.27% at 31 March 2007.
iii. Sovereign Bancorp. Inc. (Sovereign)
In October 2005 the Group reached an agreement with Sovereign, a US entity based in Philadelphia, for the acquisition of a 19.8% stake in the US bank.
Under this agreement the Group subscribed to a USD 1,931 million capital increase and purchased treasury shares amounting to approximately USD 464 million, in both cases at USD 27 per share, giving rise to a total investment of USD 2,395 million (approximately EUR 1,883 million) and goodwill amounting to USD 760 million.
This agreement entitled the Group to increase its ownership interest to 24.99% through the purchase of shares in the market. Except in certain cases, for a period of five years the Group will not be able to increase its holding to above this percentage or to sell the aforementioned ownership interest to third parties. As from the third year, the Group may launch a tender offer to acquire all the shares of Sovereign or to hold its ownership interest.
At 31 March 2007 the Group’s ownership interest in Sovereign stood at 24.73%. The acquisition cost of this holding amounted to EUR 2,300 million.
iv. Island Finance
In January 2006 the Group’s subsidiary in Puerto Rico (Santander BanCorp) and Wells Fargo & Company entered into a definitive agreement for the acquisition from the latter of the assets and operations of Island Finance in Puerto Rico. At 31 December 2005, Island Finance’s loans in Puerto Rico amounted to approximately USD 627 million.
The deal provided for the acquisition by the Group of all the operations of Island Finance, except for its debt and the remaining liabilities.
The deal was completed in the first quarter of 2006 for USD 742 million, giving rise to goodwill of USD 114 million.
v. Drive Consumer USA, Inc. (Drive)
In 2006 the Group entered into an agreement to acquire 90% of Drive for USD 637 million in cash (approximately EUR 494 million), which is 6.8 times the estimated profit for 2006.
The transaction gave rise to goodwill of USD 544 million.
The agreement establishes that the price paid by the Group could be increased by up to USD 175 million if the company meets certain profit targets for 2007 and 2008.
Drive is one of the leading vehicle financing entities in the subprime segment in the United States. Its headquarters are located in Dallas (Texas) and it is present in 35 states, close to 50% of its business activities are concentrated in the states of Texas, California, Florida and Georgia. It has approximately 600 employees and its products are distributed through more than 10,000 car dealers with which it has commercial agreements.

Drive was 64.5%-owned by HBOS and 35.5%-owned by management. Following the acquisition, the current Chairman and COO of Drive will perform the functions of CEO and hold an ownership interest in the company of 10%, a percentage on which there are certain purchase and sale options which might lead to the Group acquiring a further 10% stake between 2009 and 2013 at prices linked to the performance of the company’s profit.
vi. Banco Santander Chile
In 2006 the Group placed 7.23% of the share capital of Banco Santander Chile through a takeover bid registered with the US Securities and Exchange Commission, giving rise to gross gains of EUR 270 million which are recognised under “Other Gains” (Note 52).
vii. Inmobiliaria Urbis, S.A. (Urbis)
On 27 July 2006, the Group and Construcciones Reyal, S.A.U. (Reyal) entered into an agreement whereby Reyal undertook to launch a takeover bid for all the share capital of Urbis, at a price of EUR 26 per share, provided that at least 50.267% of the share capital of Urbis was accepted. The Group undertook to transfer to Reyal all its ownership interest in Urbis and not to accept any competing offers. Upon completion of the terms stipulated by current legislation, on 15 December 2006, the Spanish National Securities Market Commission (CNMV) announced that the takeover bid was valid, since it had been accepted by 96.40% of the shares of Urbis. The transaction was definitively settled on 21 December 2006 and gave rise to pre-tax gains of EUR 1,218 million (Note 37).
viii. Unifin S.p.A. (Unifin)
In May 2006 the Group acquired 70% of the Italian consumer finance entity Unifin for EUR 44 million, giving rise to goodwill of EUR 37 million.
ix. BPI
The Santander Group announced in January 2007 that it had entered into a definitive agreement with Banco Comercial Portugués (BCP) to sell to BCP 44.6 million shares of the Portuguese bank BPI, which represent 5.87% of its share capital, at EUR 5.70 per share, the same price as that offered by BCP in the takeover bid launched by it on BPI, or at the higher price resulting from any upward revision of the offer price.
The takeover bid, which closed in May 2007, was unsuccessful since the minimum acceptance level upon which it was conditional was not reached. The Bank of Portugal had established certain limits on BCP’s ownership interest in BPI in the event that the takeover bid failed. Ultimately, 34.5 million shares of BPI were sold to BCP, giving rise to gains of approximately EUR 107 million for the Group.
x. Santander Consumer Chile
Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (SKB), reached a strategic agreement to set up a finance company in Chile. SKB will have an ownership interest of up to 49%, with the remaining 51% to be held by Santander Consumer Finance. The new company, which will operate under the name of Santander Consumer Chile, will engage in consumer finance, focussing on both car and other durable consumer goods and credit cards.
*      *      *       *      *

The cost, total assets and gross income of the other consolidated companies acquired and disposed of in the first quarter of 2007 were not material with respect to the related consolidated totals.
4. Distribution of the Bank’s profit and Earnings per share
a)	Distribution of the Bank’s profit for 2006

The distribution of the Bank’s net profit for 2006 that the Board of Directors will propose for approval by the shareholders at the Annual General Meeting is as follows:

Thousands
of Euros
Interim dividends	3,256,143
Of which:
Distributed at 31 March 2007 (*)	2,005,828
Fourth interim dividend (*)	1,250,315

Voluntary reserves	46

Net profit for the year	3,256,189

(*)	Recognised under “Shareholders’ Equity – Dividends and Remuneration”.
The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Millions of Euros
	31/05/06	30/09/06	31/12/06	31/12/06
	First	Second	Third	Fourth
Profit after tax	700	1,653	3,256	3,256
Dividends paid	—	(669)	(1,337)	(2,006)

	700	984	1,919	1,250

Interim dividends	668.6	668.6	668.6	1.250.3

Accumulated interim dividends	668.6	1,337.2	2,005.8	3,256.1

Gross dividend per share (euros)	0.106904	0.106904	0.106904	0.199913

Date of payment	01/08/06	01/11/06	01/02/07	01/05/07

b)	Earnings per share in ordinary activities and discontinued operations
i. Basic earnings per share
Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	31/03/07	31/03/06
Net profit for the period (thousands of euros)	1,802,176	1,493,409
Weighted average number of shares outstanding	6,242,548,219	6,247,741,083

Basic earnings per share (euros)	0.2887	0.2390

ii. Diluted earnings per share
In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
As in 2006, at 31 March 2007 the Group had no issues outstanding of debt instruments convertible into Bank shares or conferring privileges or rights which might, due to any contingency, make them convertible into shares. The Bank’s share option plans outstanding at 31 March 2007 have a dilutive effect on the earnings per share equal to an increase of 28,584,488 shares.
Accordingly, diluted earnings per share were determined as follows:

	Thousands of Euros
	31/03/07	31/03/06
Net profit for the year	1,802,176	1,493,409
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—

	1,802,176	1,493,409

Weighted average number of shares outstanding	6,242,548,219	6,247,741,083
Dilutive effect of:
Assumed conversion of convertible debt	—	—
Options	28,584,488	28,068,341

Adjusted average number of shares for the calculation	6,271,132,707	6,275,809,424

Diluted earnings per share (euros)	0.2874	0.2380

5. Remuneration and other benefits paid to the Bank’s directors and senior managers
a)	Remuneration of directors
i. Bylaw-stipulated directors’ emoluments and attendance fees
The bylaw-stipulated directors’ emoluments assigned to the members of the Board of Directors, the Executive Committee, the Audit and Compliance Committee and the Appointments and Remuneration Committee for 2007 have not yet been approved by the Board of Directors of the Bank. Consequently, in the first three months of 2007, the members of the Bank’s Board of Directors and of the aforementioned Committees did not receive any amount in this connection for 2007.
Also, in the period from 1 January to 31 March 2007, the members of the Board of Directors and the Board Committees received a total of EUR 292 thousand of attendance fees for 2007.
ii. Salaries
The detail of the salaries received by the Bank’s executive directors, who at 31 March 2007 were Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea and Mr. Francisco Luzón López, is as follows:

Thousands
of Euros
Total salaries	1,767
Of which: variable remuneration	—
iii. Detail by director
The detail, by director, of the remuneration earned by the Bank’s directors in the first quarter of 2007 is as follows:

	Thousands of Euros
	Attendance Fees		Fixed Salary
		Executive	of Executive	Other
Directors	Board	Committee	Directors (1)	Remuneration	Total
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	5	—	254	—	259
Mr. Fernando de Asúa Álvarez	5	42	—	—	47
Mr. Alfredo Sáenz Abad	5	—	670	383	1,058
Mr. Matías Rodríguez Inciarte	5	34	326	149	514
Mr. Manuel Soto Serrano	5	8	—	—	13
Assicurazioni Generali, Spa.	2	—	—	—	2
Mr. Antonio Basagoiti García-Tuñón	5	37	—	8	50
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	5	—	243	1	249
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea (*)	5	—	—	—	5
Lord Terence Burns	2	—	—	—	2
Mr. Guillermo de la Dehesa Romero	5	3	—	—	8
Mr. Rodrigo Echenique Gordillo	5	33	—	—	38
Mr. Antonio Escámez Torres	5	36	—	14	55
Mr. Francisco Luzón López	5	—	274	269	548
Mr. Luís Ángel Rojo Duque	5	8	—	—	13
Mr. Abel Matutes Juan	5	3	—	—	8
Mutua Madrileña Automovilista	5	—	—	—	5
Ms. Isabel Tocino Biscarolasaga (**)	—	—	—	—	—
Mr. Luís Alberto Salazar-Simpson Bos	5	4	—	—	9

Total, first quarter of 2007	84	208	1,767	824	2,883

(*)	Amounts allocated to the Fundación Marcelino Botín

(**)	Appointed as member of the Board of Directors on 26 March 2007

(1)
Recognised under “Personnel Expenses” in the income statement of the Bank, except for the salary of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, which is recognised at Banco Español de Crédito, S.A.

iv. Other remuneration
The amounts recorded under “Other Remuneration” in the foregoing table include, inter alia, the life and medical insurance costs borne by the Group.
b)	Post-employment and other long-term benefits
The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees, which amounted to EUR 12,284 million (covered mostly by in-house provisions) at 31 March 2007, includes the obligations to those who have been directors of the Bank in the period and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to EUR 236 million at 31 March 2007.
The following table provides information on: (i) the pension obligations assumed and covered by the Group; and (ii) other insurance –the premiums of which are paid by the Group, the related cost being included in the “Other Remuneration” column in the table in Note 5-a.iii–, in both cases in respect of the Bank’s executive directors:

	Thousands of Euros
	31 March 2007		31 December 2006
	Accrued		Accrued
	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	20,912	—	21,068	—
Mr. Alfredo Sáenz Abad	55,845	9,378	55,537	8,155
Mr. Matías Rodríguez Inciarte	39,484	4,529	39,390	4,117
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	15,520	1,402	15,045	1,402
Mr. Francisco Luzón López	39,115	7,624	39,187	6,571

	170,876	22,933	170,227	20,245

The amounts in the “Accrued Pension Obligations” column in the foregoing table relate to the present actuarial value of the accrued future annual payments to be made by the Group which the beneficiaries are not entitled to receive in a single payment. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective calculated pension supplements. In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte and Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, these supplements were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement plus 30% of the arithmetical mean of the last three variable salary payments received. In addition, in the case of Mr. Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or early retirement in his capacity as a member of the Board of Directors or the Committees of the Bank or of other consolidable Group companies.
Net pension charges reversed in the first three months of 2007 amounted to EUR 259 thousand.
Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 3.1 million at 31 March 2007.
Also, the payments made in the first quarter of 2007 to the members of the Board entitled to post-employment benefits amounted to EUR 1.3 million.
c)	Share option plans granted to directors
The detail of the Bank’s share options granted to directors (Note 49) is as follows:

			Date of	Date of
	Options at	Exercise	Commencement	Expiry of
	31 March	Price	of Exercise	Exercise
	2007	(Euros)	Period	Period
Long-Term Incentive Plan (I06) (Note 49):
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	541,400	9.09	15/01/08	15/01/09
Mr. Alfredo Sáenz Abad	1,209,100	9.09	15/01/08	15/01/09
Mr. Matías Rodríguez Inciarte	665,200	9.09	15/01/08	15/01/09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	293,692	9.09	15/01/08	15/01/09
Mr. Francisco Luzón López	639,400	9.09	15/01/08	15/01/09

	3,348,792	9.09

(*)	Approved by Banesto’s shareholders at its Annual General Meeting on 28 February 2006.

d)	Loans
At 31 March 2007, the Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them were as follows:

	Thousands of Euros
	Loans and
	Credits	Guarantees	Total
Mr. Alfredo Sáenz Abad	7	—	7
Mr. Manuel Soto Serrano	2	—	2
Mr. Antonio Basagoiti García-Tuñón	113	1	114
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	1	—	1
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea	1	—	1
Mr. Rodrigo Echenique Gordillo	8	—	8
Mr. Antonio Escámez Torres	294	—	294
Mr. Francisco Luzón López	1,283	—	1,283
Mutua Madrileña Automovilista	185	63	248

	1,894	64	1,958

e)	Senior managers
Following is a detail of the remuneration paid to the Bank’s General Managers (*) in the first quarter of 2007:

	Thousands of Euros
Number of	Salary			Other
Managers(1)	Fixed	Variable	Total	Remuneration	Total
22	3,796	—	3,796	838	4,634

(*)	Excluding executive directors’ remuneration, which is detailed above.

(1)	At some point in the period they occupied the position of General Manager.
The actuarial liability recognised in respect of post-employment benefits earned by the Bank’s senior managers totalled EUR 168 million at 31 March 2007. The period charge to the consolidated income statement in this connection amounted to EUR 2.2 million. Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to EUR 50 million at 31 March 2007.
The Bank’s General Managers (excluding executive directors) held 7,268,572 options on the Bank’s shares under Plan I06 (Note 49) at 31 March 2007.
In addition, the remuneration in kind paid to the Bank’s General Managers (excluding executive directors) in the period, mainly in respect of life insurance, totalled EUR 825 thousand.

f)	Post-employment benefits to former directors and senior managers
The post-employment benefits paid in the first quarter of 2007 to former directors of the Bank and General Managers amounted to EUR 2.84 million and EUR 1.78 million, respectively.
It was not necessary to recognise any expense in connection with the Group’s pension and similar obligations to former directors of the Bank and former senior managers.
Furthermore, “Provisions – Provisions for Pensions and Similar Obligations” in the consolidated balance sheet at 31 March 2007 included EUR 90,181 thousand and EUR 113,729 thousand in respect of the post-employment benefit obligations to former directors of the Bank and senior managers, respectively.
g)	Termination benefits
The Bank has signed contracts with all its executive directors.
The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:
•
In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, to acquire the status of retiree and to accrue a pension supplement. At 31 March 2007, the annual pension supplement would amount to EUR 1,706 thousand.

•
In the cases of Mr. Matías Rodríguez Inciarte and Mr. Francisco Luzón López, to acquire the status of early retirees and to accrue pension supplements. At 31 March 2007, the annual pension supplements would amount to EUR 2,146 thousand for Mr. Matías Rodríguez Inciarte and EUR 2,293 thousand for Mr. Francisco Luzón López.

•
In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, to receive a termination benefit amounting to up to five years’ annual fixed salary payments, as established in the related contract, based on the date on which the contract is terminated. At 31 March 2007, this benefit would amount to EUR 3,399 thousand. Receipt of this termination benefit is incompatible with that of a pension supplement.

•
In the case of Mr. Alfredo Sáenz Abad, to acquire the status of retiree or, alternatively, to receive a termination benefit equal to 40% of his annual fixed salary multiplied by the number of years of service at the Bank, up to a maximum of ten times his annual fixed salary. At 31 March 2007, the amount relating to the first option would be EUR 4,257 thousand and that relating to the second option would be EUR 31.26 million. The two alternatives are mutually exclusive and, therefore, if Mr. Alfredo Sáenz Abad opted to receive the termination benefit, he would not receive any pension supplement.

Additionally, other members of the Group’s senior management have contracts which entitle them to receive benefits in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a personnel expense only when the employment relationship between the Bank and its managers is terminated before the normal retirement date.

h)	Detail of the directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities
In accordance with the requirements of Article 127 ter.4 of the Spanish Companies Law, in order to enhance the transparency of listed companies, following is a detail of the directors’ investments in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

		Number of
Director	Corporate Name	Shares	Functions
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	847,777	—
	Shinsei Bank, Limited	—	Director (1)
	Bank of America Corporation	280	—
	Santander Investment, S.A.	—	Chairman (1)

Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.	25,000	—
	HSBC Holdings	8,298	—
	Lloyds TSB	218	—
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy Chairman (1)

Mr. Matías Rodríguez Inciarte	Banesto	18,700	Director (1)
	Banco Santander Totta, S.A.	—	Deputy Chairman (1)

Mr. Manuel Soto Serrano	Banco Bilbao Vizcaya Argentaria, S.A.	72,000	—
	BNP Paribas	13,000	—
	Istituto per le Opere di Religione (IOR)	—	Member (2)
	UniCredito Italiano, S.p.A.	30,000	—

		Number of
Director	Corporate Name	Shares	Functions
Assicurazioni Generali S.p.A (3)	BSI SA	4,400,000	—
	Commerzbank, AG	57,615,206	—
	Intesa Sanpaolo	622,099,262	—
	Capitalia S.p.A.	60,660,061	—
	Mediobanca — Banca di Credito Finanziario S.p.A.	17,505,846	—
	Bank Leumi le-Israel B.M.	19,711,333	—
	Erste Bank AG	3,322,896	—
	Banca Monte dei Paschi di Siena S.p.A.	21,665,153	—
	UniCredito Italiano S.p.A.	54,248,240	—
	ABN Amro Holding NV	8,008,187	—
	Société Générale	1,383,059	—
	Banco Bilbao Vizcaya Argentaria, S.A.	8,982,919	—
	Deutsche Bank, A.G.	1,339,016	—
	Banesto	750,000	—

Mr. Antonio Basagoiti García Tuñón	Banco Popular Español, S.A.	500	—
	Banco Bilbao Vizcaya Argentaria, S.A.	850	—

Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Banesto	206,848	Chairwoman
	Santander Investment, S.A.	—	Director (1)
	Banco Santander de Negócios Portugal, S.A.	—	Director (1)
	Bankinter, S.A.	1	—

Lord Terence Burns	Abbey National plc	—	Chairman (1)

Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co.	12,888	—
	Goldman Sachs Europe Ltd.	—	Director (1)
	Banco Pastor, S.A.	11,088	—

		Number of
Director	Corporate Name	Shares	Functions
Mr. Rodrigo Echenique Gordillo	Banco Popular Español, S.A.	6,000	—
	Banco Bilbao Vizcaya Argentaria, S.A.	4,080	—
	BNP Paribas	990	—
	Mitsubishi UFJ FIN	6	—
	Royal Bank of Scotland Group plc	1,700	—
	Mizuho Financial Group, Inc.	5	—
	UBS	1,600	—
	Banco Banif, S.A.	—	2nd Deputy Chairman (1)
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Chairman (1)
	Banco Santander International	—	Director (1)

Mr. Antonio Escámez Torres	Attijariwafa Bank Société Anonyme	10	Deputy Chairman (1)
	Banco de Valencia, S.A.	349	—
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank Santander Consumer, S.A.	—	Chairman (1)

Mr. Francisco Luzón López	Banco Santander Serfin, S.A.	—	Director (1)
	Banco Santander International	—	Director (1)
	Banesto	11,670	—
	Banco Sabadell, S.A.	2,825	—

Mr. Abel Matutes Juan	Intesa Sanpaolo	2,359,665	—
	Eurizon Financial Group	—	Director (1)

Mr. Luis Alberto Salazar-Simpson Bos	Bankinter, S.A.	2,798	—

Ms. Isabel Tocino Biscarolasaga	Banco Banif, S.A.	—	Director (1)

Mr. Antoine Bernheim (4)	BNP Paribas	1,100	—
	UBS	40,164	—
	Crédit Suisse	35,200	—
	Intesa Sanpaolo	398,533	Deputy Chairman (5)
	Mediobanca — Banca di Credito Finanziario S.p.A.	60,000	Director (1)
	UniCredito Italiano S.p.A.	126,455	—
	ABN AMRO Holding NV	39,297	—
	BSI SA	—	Director (1)

(1)	Non-executive.

(2)	Non-executive member of the Control Committee.

(3)
More detailed information on the ownership interests held by Assicurazioni Generali, S.p.A. can be consulted in the notes to the financial statements of this company or on its website (www.generali.it).

(4)	Representative on the Bank’s Board of Directors of the non-executive nominee director Assicurazioni Generali S.p.A.

(5)	(Non-executive) deputy chairman of the Supervisory Board.

None of the Board members perform, as independent professionals or as employees, any activities similar to those included in the foregoing table.
6. Loans and advances to credit institutions
The breakdown, by classification, type and currency, of the balances of “Loans and Advances to Credit Institutions” in the consolidated balance sheets is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Classification:
Financial assets held for trading	15,057,401	14,627,738
Other financial assets at fair value through profit or loss	175,671	185,485
Loans and receivables	58,056,850	45,361,315

	73,289,922	60,174,538

Type:
Reciprocal accounts	427,199	503,299
Time deposits	21,242,393	16,842,601
Reverse repurchase agreements	45,047,727	37,010,008
Other accounts	6,572,603	5,818,630

	73,289,922	60,174,538

Currency:
Euro	44,252,628	33,380,000
Pound sterling	4,933,254	4,364,111
US dollar	18,177,813	16,150,735
Other currencies	5,936,036	6,292,419
Impairment losses	(9,809)	(12,727)

	73,289,922	60,174,538

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.
Note 53 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
7. Debt instruments
The breakdown, by classification, type and currency, of the balances of “Debt Instruments” is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Classification:
Financial assets held for trading	73,040,372	76,736,992
Other financial assets at fair value through profit or loss	4,664,782	4,500,220
Available-for-sale financial assets	25,842,416	32,727,454
Loans and receivables	922,448	621,770

	104,470,018	114,586,436

Type:
Spanish government debt securities
Treasury bills	2,474,024	3,160,674
Government bonds	392,609	535,584
Other book-entry debt securities	7,479,165	9,080,043
Foreign government debt securities	17,892,866	22,250,587
Issued by financial institutions	53,293,374	56,063,543
Other fixed-income securities	23,021,451	23,586,327
Impairment losses	(83,471)	(90,322)
Of which: on available-for-sale financial assets	(83,471)	(90,322)

	104,470,018	114,586,436

Currency:
Euro	44,195,098	43,708,401
Pound sterling	19,329,176	22,488,577
US dollar	12,921,135	12,483,749
Other currencies	28,108,080	35,996,031
Impairment losses	(83,471)	(90,322)

	104,470,018	114,586,436

At 31 March 2007, the nominal amount of Spanish government debt securities assigned to certain Group or third-party commitments amounted to EUR 695 million.
The impairment losses on available-for-sale financial assets are disclosed in Note 8.
Note 53 contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.
8. Other equity instruments
a)	Breakdown
The breakdown, by classification and type, of the balances of “Other Equity Instruments” is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Classification:
Financial assets held for trading	11,252,730	13,490,719
Other financial assets at fair value through profit or loss	2,782,480	2,712,433
Available-for-sale financial assets	8,228,389	5,970,845
Of which:
Disregarding impairment losses	8,240,589	5,984,704
Impairment losses	(12,200)	(13,859)

	22,263,599	22,173,997

Type:
Shares of Spanish companies	6,432,394	5,185,206
Shares of foreign companies	9,768,107	11,138,458
Investment fund units and shares	3,969,835	3,410,494
Of which, Abbey	713,061	669,689

Pension fund units	147,719	144,320
Other securities	1,957,744	2,309,378
Of which: unit linked	1,957,744	2,309,378

Impairment losses	(12,200)	(13,859)

	22,263,599	22,173,997

b)	Changes
The changes in the balance of “Available-for-Sale Financial Assets”, disregarding impairment losses, were as follows:

	Millions of Euros
	31/03/07	31/12/06
Balance at beginning of period	5,985	5,909
Net additions /disposals	2,291	(1,232)
Of which:
Antena 3 Televisión, S.A.	—	(398)
San Paolo IMI, S.p.A.	—	(1,499)
Assicurazioni Generali, S.p.A.	—	399
Telefónica, S.A.	1,580	—
Capitalia, S.p.A.	351	—

Valuation adjustments	(36)	1,308
Of which: San Paolo IMI, S.p.A.	(31)	607

Balance at end of period	8,240	5,985

The main acquisitions and disposals made in the first quarter of 2007 and in 2006 were as follows:

i. Antena 3 Televisión, S.A. (“Antena 3”)
On 25 October 2006, Antena 3 announced its acquisition of a 10% stake owned by the Group, giving rise to a gain of EUR 294 million for the Group in 2006.
ii. San Paolo IMI, S.p.A. (“San Paolo”).
In December 2006 the Group sold 89.9 million shares of San Paolo, representing 4.8% of its share capital, giving rise to a gain of EUR 705 million. The ownership interest in San Paolo at 31 March 2007 was 1.79%.
c)	Notifications of acquisitions of investments
The notifications made by the Bank in the first quarter of 2007, in compliance with Article 86 of the Spanish Companies Law and Article 53 of Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Appendix IV.
d)	Impairment losses
Following is a summary of the changes in the impairment losses on these items and on debt instruments classified as “Available-for-Sale Financial Assets” (Note 7):

	Thousands of Euros
	31/03/07	31/12/06
Balance at beginning of period	104,181	97,658
Net impairment losses for the period	(10,985)	(2,799)
Of which:
Impairment losses charged to income	(7,957)	6,807
Impairment losses reversed with a credit to income	(3,028)	(9,606)

Write-off of impaired balances against recorded impairment allowance	(2,038)	(4,009)
Exchange differences and other items	641	(5,018)
Transfers between allowances	3,872	18,349

Balance at end of period	95,671	104,181

Of which:
By geographical location of risk:
Spain	45,204	52,225
Rest of Europe	1,145	3,122
Latin America	49,322	48,834

By type of asset covered:
Debt instruments – Available-for-sale financial assets (Note 7)	83,471	90,322
Other equity instruments – Available-for-sale financial assets	12,200	13,859

9. Trading derivatives (assets and liabilities) and Short positions
a)	Trading derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows:

	Thousands of Euros
	31/03/07		31/12/06
	Debit	Credit	Debit	Credit
	Balance	Balance	Balance	Balance
Interest rate risk	25,022,469	23,777,616	24,522,311	24,785,804
Foreign currency risk	2,763,830	3,738,806	3,416,681	4,204,816
Price risk	4,345,575	8,870,368	5,121,227	7,938,554
Other risks	697,918	1,039,307	1,924,072	1,808,944

	32,829,792	37,426,097	34,984,291	38,738,118

b)	Short positions
Following is a breakdown of the short positions:

	Thousands of Euros
	31/03/07	31/12/06
Borrowed securities:
Debt instruments	5,031,251	5,459,927
Of which, Abbey	3,891,795	4,574,639

Equity instruments	5,111,917	4,151,317
Of which:
Bank	19,231	8,800
Abbey	5,013,659	3,995,291

Short sales:
Debt instruments	1,770,301	1,842,729
Of which: the Bank	1,581,962	1,721,742

Equity instruments	52,027	19,089

	11,965,496	11,473,062

10. Loans and advances to customers
a)	Breakdown
The breakdown, by classification, of the balances of “Loans and Advances to Customers” in the consolidated balance sheets is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Financial assets held for trading	32,668,412	30,582,982
Other financial assets at fair value through profit or loss	8,001,793	7,972,544
Loans and receivables	490,141,141	484,790,338
Of which:
Disregarding impairment losses	498,438,169	492,953,782
Impairment losses	(8,297,028)	(8,163,444)

	530,811,346	523,345,864

Loans and advances to customers disregarding impairment losses	539,108,374	531,509,308

Note 53 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
There are no loans and advances to customers for material amounts without fixed maturity dates.
b)	Detail
Following is a detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of Euros
	31/03/07	31/12/06
Loan type and status:
Commercial credit	20,111	21,565
Secured loans	307,153	302,361
Reverse repurchase agreements	32,943	30,502
Other term loans	147,371	148,110
Finance leases	14,154	13,991
Receivable on demand	12,466	10,367
Impaired assets	4,910	4,613

	539,108	531,509

Borrower sector:
Public sector – Spain	5,604	5,329
Public sector — Other countries	3,167	4,970
Households	293,282	302,451
Energy	5,581	4,616
Construction	19,546	19,659
Manufacturing	29,029	28,682
Services	84,979	91,592
Other sectors	97,920	74,210

	539,108	531,509

Geographical area:
Spain	218,575	205,246
European Union (excluding Spain)	225,727	231,445
United States and Puerto Rico	32,433	31,385
Other OECD countries	5,918	6,020
Latin America	47,964	54,274
Rest of the world	8,491	3,139

	539,108	531,509

Interest rate formula:
Fixed interest rate	166,666	178,423
Floating rate	372,442	353,086

	539,108	531,509

c)	Impairment losses
The changes in the impairment losses on the assets making up the balances of “Loans and Receivables – Loans and Advances to Customers”, “Loans and Receivables – Loans and Advances to Credit Institutions” (Note 6) and “Other Financial Assets” (Note 24) were as follows:

	Thousands of Euros
	31/03/07	31/12/06
Balance at beginning of period	8,288,128	7,756,675
Impairment losses charged to income for the period:	859,458	3,035,234
Of which:
Individually assessed	912,283	2,584,434
Collectively assessed	322,947	1,151,142
Impairment losses reversed with a credit to income	(375,772)	(700,342)

Inclusion of entities in the Group in the period	—	164,530
Write-off of impaired balances against recorded impairment allowance	(729,499)	(2,369,865)
Exchange differences and other changes	(29,770)	(260,800)
Transfers between allowances	30,884	(37,646)

Balance at end of period	8,419,201	8,288,128

Of which:
By method of assessment:
Individually assessed	3,200,916	3,190,220
Of which: country risk (Note 2-g)	203,554	159,024
Of which: on loans and advances to credit institutions (Note 6)	9,809	12,727
Of which: on other financial assets (Note 24)	112,364	111,957
Collectively assessed	5,218,285	5,097,908

By geographical location of risk:
Spain	4,413,164	4,318,320
Rest of Europe	2,246,182	2,358,448
Americas	1,759,855	1,611,360

Previously written-off assets recovered in the first quarter of 2007 amounted to EUR 177,716 thousand. Taking into account this amount and those recognised in “Impairment Losses Charged to Income for the Period” in the foregoing table, impairment losses on “Loans and Receivables” amounted to EUR 681,742 thousand in the first quarter.

d)	Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of Euros
	31/03/07	31/12/06
Balance at beginning of period	4,613	4,356
Net additions	1,038	2,723
Written-off assets	(729)	(2,370)
Exchange differences and other	(12)	(96)

Balance at end of period	4,910	4,613

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at 31 March 2007, and of the assets which, although not considered to be impaired, include any past-due amount at that date, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of Euros
	With no
	Past-Due
	Balances or
	Less than	With Balances Past Due by
	3 Months	3 to 6	6 to 12	12 to 18	18 to 24	More than
	Past Due	Months	Months	Months	Months	24 Months	Total
Spain	212	413	291	150	227	130	1,423
European Union (excluding Spain)	187	1,081	529	195	106	195	2,293
United States and Puerto Rico	—	138	19	17	9	17	200
Other OECD countries	21	100	25	5	3	4	158
Latin America	22	250	187	71	13	290	833
Rest of the world	1	—	—	—	—	2	3

	443	1,982	1,051	438	358	638	4,910

e)	Securitisation

“Loans and Advances to Customers” includes, inter alia, the securitised loans transferred to third parties on which the Group has retained risks, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (Note 2-e), is shown below. Note 22 details the liabilities associated with these securitisation transactions.

	Millions of Euros
	31/03/07	31/12/06
Derecognised	4,555	4,901
Of which: mortgage-backed securities	2,835	2,981

Retained on the balance sheet	68,765	59,426
Of which: mortgage-backed securities	45,112	36,363

Total	73,320	64,327

11. Hedging derivatives
The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (Note 36):

	Thousands of Euros
	31/03/07		31/12/06
	Assets	Liabilities	Assets	Liabilities
Fair value hedges	2,609,850	(3,614,954)	2,866,213	(3,340,480)

Cash flow hedges	180,108	(135,795)	98,220	(132,658)
Of which: Recognised in equity (Note 29)	—	(14,789)	—	(49,252)

Hedges of net investments in foreign operations	56,328	(26,290)	23,531	(20,711)

	2,846,286	(3,777,039)	2,987,964	(3,493,849)

12. Non-current assets held for sale
The breakdown of the balance of “Non-Current Assets Held for Sale” is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Equity instruments	—	—

Tangible assets:
Foreclosed assets	271,681	265,311
Assets recovered from finance leases	9,702	13,528
Other assets	66,209	48,545

	347,592	327,384

Impairment losses of EUR 136,680 thousand were deducted from the balance of this item at 31 March 2007. The net charges recorded in the period amounted to EUR 8,415 thousand.
13. Investments – Associates
a)	Breakdown

The breakdown, by company, of the balance of “Investments – Associates” (Note 2-b) is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Cepsa	2,370,324	2,291,599
Sovereign	2,225,715	2,246,824
Attijariwafa Bank Société Anonyme	185,410	177,048
Vaporeón, S.L.	36,779	35,985
Abbey companies	3,587	3,531
Other companies	90,076	251,122

	4,911,891	5,006,109

Of which:
Euros	2,462,489	2,544,864
Listed	4,781,449	4,715,471
Goodwill	1,514,828	1,502,441
Of which:
Cepsa	862,533	833,241
Sovereign	646,679	653,946
At 31 March 2007, the unrealised capital gains on investments in Group associates, based on the related market values, amounted to EUR 3,377 million.

b)	Changes

The changes in the balance of this item were as follows:

	Thousands of Euros
	31/03/07	31/12/06
Balance at beginning of period	5,006,109	3,031,482
Acquisitions and capital increases (Note 3)	42,982	2,618,196
Of which: Sovereign	—	2,299,893
Cepsa	42,982	—
Disposals and capital reductions (Note 3)	(24,392)	(753,071)
Of which: Cepsa	—	(711,393)

Effect of equity accounting	60,216	426,921
Dividends paid	(7,420)	(164,606)
Change in consolidation method	(13,389)	(84,503)
Exchange differences and other changes	(25,515)	(63,966)
Transfer	(126,700)	(4,344)

Balance at end of period	4,911,891	5,006,109

c)	Impairment losses

In the first quarter of 2007 no indication of impairment of the investments in associates was detected.

d)	Other disclosures

Following is a summary of the financial information on the associates (obtained from the latest available information):

Millions
of Euros
Total assets	85,854
Total liabilities	(72,600)
Minority interests	(204)

Net assets	13,050

Group’s share of the net assets of associates	3,397

Goodwill	1,515

Total Group share	4,912

Total income	6,000
Total profit	303

Group’s share of the profit of associates	60

14. Insurance contracts linked to pensions
The detail of the balance of “Insurance Contracts Linked to Pensions“ (Note 25-c) is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Assets relating to insurance contracts covering post-employment benefit plan obligations
Bank	2,295,211	2,272,786
Banesto	271,256	274,400
Other Spanish companies	34,133	34,442

Assets relating to insurance contracts covering other similar obligations:
Bank	18,889	18,713
Other Spanish companies	3,927	4,194

	2,623,416	2,604,535

15. Liabilities under insurance contracts and Reinsurance assets
The breakdown of the balances of “Liabilities under Insurance Contracts” and “Reinsurance Assets” in the consolidated balance sheets (Note 2-j) is as follows:

	Thousands of Euros
	31/03/07			31/12/06
	Direct			Direct
	Insurance			Insurance
	and		Total	and		Total
	Reinsurance	Reinsurance	(Balance	Reinsurance	Reinsurance	(Balance
Technical Provisions for:	Assumed	Ceded	Payable)	Assumed	Ceded	Payable)
Unearned premiums and unexpired risks	245,220	(88,264)	156,956	172,226	(78,340)	93,886
Life insurance:
Unearned premiums and unexpired risks	147,708	(10,553)	137,155	119,867	(11,031)	108,836
Mathematical provisions	3,294,603	(13,142)	3,281,461	3,049,875	(10,496)	3,039,379
Claims outstanding	239,242	(24,313)	214,929	162,484	(37,362)	125,122
Bonuses and rebates	22,972	(1,882)	21,090	11,414	(5,399)	6,015
Equalisation	—	—	—	—	—	—
Life insurance policies where the investment risk is borne by the policyholders	8,045,350	(96,730)	7,948,620	7,175,926	(118,993)	7,056,933
Other technical provisions	35,349	(204)	35,145	12,466	(252)	12,214

	12,030,444	(235,088)	11,795,356	10,704,258	(261,873)	10,442,385

16. Tangible assets
a)	Changes

The changes in “Tangible Assets” in the consolidated balance sheets were as follows:

	Thousands of Euros
	Property		Other Assets
	Plant and		Leased out under
	Equipment	Investment	an Operating
	for Own Use	Property	Lease	Total
Cost:
Balances at 31 December 2006	9,841,308	400,994	6,618,327	16,860,629

Additions/Derecognitions (net)	163,183	40,137	114,279	317,599
Transfers and other changes	(62,463)	11,603	17,748	(33,112)
Exchange differences	(4,894)	(80)	(59,542)	(64,516)

Balances at 31 March 2007	9,937,134	452,654	6,690,812	17,080,600

Accumulated depreciation:
Balances at 31 December 2006	(4,546,051)	(15,999)	(2,094,670)	(6,656,720)

Disposals	39,222	2,905	54,308	96,435
Transfers and other changes	97,531	(1,115)	(124,357)	(27,941)
Charge for the year	(155,236)	(186)	(835)	(156,257)
Exchange differences	(2,537)	(6)	21,114	18,571

Balances at 31 March 2007	(4,567,071)	(14,401)	(2,144,440)	(6,725,912)

Impairment losses:
Balances at 31 December 2006	(11,080)	(10,448)	(71,385)	(92,913)

Net impairment charge	(267)	20	—	(247)
Exchange differences and other changes	958	6	872	1,836

Balances at 31 March 2007	(10,389)	(10,422)	(70,513)	(91,324)

Tangible assets, net
Balances at 31 December 2006	5,284,177	374,547	4,452,272	10,110,996
Balances at 31 March 2007	5,359,674	427,831	4,475,859	10,263,364
b)	Property, plant and equipment for own use

The detail, by class of asset, of the balance of “Property, Plant and Equipment for Own Use” in the consolidated balance sheets is as follows:

	Millions of Euros
		Accumulated	Impairment	Net
	Cost	Depreciation	Losses	Balance
Land and buildings	3,704	(848)	(11)	2,845
IT equipment and fixtures	2,059	(1,495)	—	564
Furniture and vehicles	3,838	(2,114)	—	1,724
Construction in progress and other items	240	(89)	—	151

Balances at 31 December 2006	9,841	(4,546)	(11)	5,284

Land and buildings	3,858	(854)	(10)	2,994
IT equipment and fixtures	2,076	(1,543)	—	533
Furniture and vehicles	3,743	(2,068)	—	1,675
Construction in progress and other items	260	(102)	—	158

Balances at 31 March 2007	9,937	(4,567)	(10)	5,360

The net balance at 31 March 2007 in the foregoing table includes the following amounts:
•	Approximately EUR 5,262 million relating to property, plant and equipment owned by Group entities and branches located abroad.

•	Approximately EUR 245 million relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2-l discloses additional information on these items).
c)	Investment property

The fair value of investment property at 31 March 2007 amounted to EUR 477 million.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in the first quarter of 2007 and to investment properties that did not generate rental income in that period are not material in the context of the consolidated financial statements.

17. Intangible assets
a)	Goodwill

The breakdown of “Goodwill”, based on the companies giving rise thereto (Note 3-c), is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Abbey (UK)	8,811,278	8,920,188
Totta Group (Portugal)	1,640,746	1,640,746
Santander Consumer Holding GMBH (AKB Germany)	824,483	824,483
Banco Santander Chile	701,990	717,957
Grupo Financiero Santander Serfin (Mexico)	546,941	560,327
Meridional Group (Brazil)	477,606	458,202
Drive Group	408,389	412,986
Banesto	373,565	373,562
Santander Consumer Bank AS (Norway)	118,277	116,568
Santander Consumer Bank S.p.A. (Italy)	105,921	105,921
Santander Financial Services, Inc. (Island Finance)	79,974	80,873
Banco Santander Consumer Portugal, S.A.	75,433	89,743
Banco Santander Internacional	42,428	42,905
Unifin, S.p.A.	36,437	37,490
PTF (Poland)	22,263	22,471
Other companies	107,751	108,313

	14,373,482	14,512,735

At least once each quarter (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments

(population data, political situation, economic situation –including bankarisation– among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors, these assets were not impaired in the first quarter of 2007, and the projected income attributable to the Group is at least equal to the amount recognised as “Goodwill”.

The changes in “Goodwill” were as follows:

	Millions of Euros
	31/03/07	31/12/06
Balance at beginning of period	14,513	14,018
Additions (Note 3)	—	650
Of which:
Drive Group	—	422
Santander Financial Services Inc. (Island Finance)	—	96
Banco Santander Consumer Portugal, S.A.	—	90
Unifin, S.p.A.	—	37

Definitive assessment of acquisitions (transfer to other intangible assets)	(6)	—

Definitive assessment of acquisitions (changes in goodwill)	(10)	—

Impairment losses	—	(13)
Of which:
Cambios Sol, S.A.	—	(7)
Santander Financial Services Inc. (Island Finance)	—	(6)

Disposals	—	(76)
Of which:
Banco Santander Chile	—	(67)

Exchange differences and other items	(124)	(66)

Balance at end of period	14,373	14,513

b)	Other intangible assets

The breakdown of the balance of “Other Intangible Assets” is as follows:

	Estimated	Thousands of Euros
	Useful Life	31/03/07	31/12/06
With indefinite useful life:
Brand name	—	481,249	487,177
Of which: Abbey	—	463,372	469,099

With finite useful life:
Customer deposits (Abbey)	10 years	1,268,020	1,283,693
Credit cards (Abbey)	5 years	35,305	35,741
IT developments	3 years	1,208,012	1,309,678
Other assets	—	422,458	323,026
Accumulated amortisation		(976,691)	(980,530)
Impairment losses		(14,374)	(14,679)

		2,423,979	2,444,106

The changes in “Other Intangible Assets” were as follows:

	Millions of Euros
	31/03/07	31/12/06
Balance at beginning of period	2,444	2,211
Additions/Disposals (net)	142	757
Exchange differences and other changes (net)	(10)	(4)
Impairment losses	—	—
Amortisation	(152)	(520)

Balance at end of period	2,424	2,444

18. Prepayments and accrued income and Accrued expenses and deferred income
The breakdown of the balances of “Prepayments and Accrued Income” and “Accrued Expenses and Deferred Income” is as follows:

	Thousands of Euros
	Assets		Liabilities
	31/03/07	31/12/06	31/03/07	31/12/06
Prepayments	792,402	521,246	—	—
Accrued expenses	—	—	(2,064,319)	(2,197,921)
Other	1,634,594	1,060,597	(760,238)	(801,159)

	2,426,996	1,581,843	(2,824,557)	(2,999,080)

19. Other assets — Other and Other liabilities — Other
The breakdown of the balances of these items is as follows:

	Thousands of Euros
	Assets		Liabilities
	31/03/07	31/12/06	31/03/07	31/12/06
Transactions in transit	266,543	163,655	(117,669)	(311,283)
Other	2,381,161	1,755,687	(2,992,962)	(3,147,457)

	2,647,704	1,919,342	(3,110,631)	(3,458,740)

20. Deposits from central banks and Deposits from credit institutions
The breakdown, by classification, counterparty, type and currency, of the balances of these items is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Classification:
Financial assets held for trading	39,840,932	39,690,713
Financial liabilities at amortised cost	61,072,943	73,345,224
Of which:
Deposits from central banks	11,410,967	16,529,557
Deposits from credit institutions	49,661,976	56,815,667

	100,913,875	113,035,937

Type:
Reciprocal accounts	444,088	411,314
Time deposits	55,665,549	63,589,635
Other demand accounts	1,283,485	2,225,037
Repurchase agreements	42,464,597	45,417,839
Central bank credit account drawdowns	1,029,182	1,348,815
Other financial liabilities associated with transferred financial assets	2,620	8,445
Hybrid financial liabilities	24,354	34,852

	100,913,875	113,035,937

Currency:
Euro	40,599,199	43,828,306
Pound sterling	25,835,161	24,543,241
US dollar	21,746,354	27,883,219
Other currencies	12,733,161	16,781,171

	100,913,875	113,035,937

Note 53 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21. Customer deposits
The breakdown, by classification, geographical area and type, of the balances of “Customer Deposits” is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Classification:
Financial liabilities held for trading	14,306,272	16,572,444
Other financial liabilities at fair value through profit or loss	249,644	273,079
Financial liabilities at amortised cost	312,554,988	314,377,078

	327,110,904	331,222,601

Geographical area:
Spain	119,554,193	120,485,991
European Union (excluding Spain)	132,962,148	136,730,342
United States and Puerto Rico	7,764,228	7,512,963
Other OECD countries	92,855	79,117
Latin America	65,287,918	64,984,913
Rest of the world	1,449,562	1,429,275

	327,110,904	331,222,601

Type:
Demand deposits-
Current accounts	85,274,917	89,151,030
Savings accounts	92,337,129	93,717,633
Other demand deposits	1,832,229	2,025,095
Time deposits-
Fixed-term deposits	85,106,778	86,345,788
Home-purchase savings accounts	284,616	324,262
Discount deposits	7,457,263	7,132,341
Hybrid financial liabilities	6,091,392	4,994,535
Other time deposits	26,171	470,140
Notice deposits	83,698	45,849
Repurchase agreements	48,616,711	47,015,928

	327,110,904	331,222,601

Note 53 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.
22. Marketable debt securities
a)	Breakdown

The breakdown, by classification and type, of the balances of “Marketable Debt Securities” is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Classification:
Financial liabilities held for trading	22,478,298	17,522,108
Other financial liabilities at fair value through profit or loss	12,263,379	12,138,249
Financial liabilities at amortised cost	187,699,060	174,409,033

	222,440,737	204,069,390

Type:
Bonds and debentures outstanding	198,912,608	168,661,356
Notes and other securities	23,528,129	35,408,034

	222,440,737	204,069,390

At 31 March 2007, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.
At 31 March 2007, asset-backed bonds amounted to EUR 60,022 million (31 December 2006: EUR 48,226 million). During the first quarter of 2007 asset-backed bonds amounting to EUR 12,875 million were issued, of which EUR 8,344 million were issued by Abbey, EUR 1,942 million by Santander Consumer Bank Aktiengesellschaft, EUR 1,895 million by Hipototta No.5 plc and EUR 697 million by Santander Consumer Bank SpA.
Additionally, total mortgage bonds at 31 March 2007 amounted to EUR 43,494 million. During the first quarter of 2007 Banesto issued mortgage bonds (cédulas hipotecarias) amounting to EUR 1,750 million. The mortgage bonds outstanding in connection with these issues totalled EUR 37,270 million at 31 March 2007 (31 December 2006: EUR 36,224 million).
Note 53 contains a detail of the residual maturity periods of financial liabilities at amortised cost at the end of the quarter and of the related average interest rates in the quarter.
b)	Bonds and debentures outstanding
The breakdown, by currency of issue, of the balance of this account is as follows:

			31 March 2007
			Outstanding
			Issue Amount
			in Foreign	Annual
	Millions of Euros		Currency	Interest
Currency of Issue	31/03/07	31/12/06	(Millions)	Rate (%)
Euros	123,899	112,622	123,899	3.94
US dollar	43,561	30,001	58,014	5.41
Pound sterling	25,290	21,128	17,192	5.36
Chilean peso	1,657	1,725	1,186,675	5.61
Other currencies	4,506	3,185	—	—

Balance at end of period	198,913	168,661

The changes in “Bonds and Debentures Outstanding” were as follows:

	Millions of Euros
	31/03/07	31/12/06
Balance at beginning of period	168,661	123,567
Net inclusion of entities in the Group	52	1,895
Issues	47,239	76,956
Of which:
Banco Santander Central Hispano, S.A.-
Non-convertible debentures February and December – floating rate	—	4,374
Mortgage bonds – fixed rate	—	7,500

Banesto-
Mortgage bonds – fixed rate	1,750	3,000
Bonds	484	5,547

Santander International Debt, S.A., Sole-Shareholder Company-
Bonds – floating rate	4,434	11,709

Abbey-
Holmes Financing Series 10	—	5,581
Holmes Master Issuer Limited	8,344	5,153
Bonds in pounds sterling	10,040	6,608
Bonds in other currencies	16,056	7,284

Santander US Debt, S.A., Sole-Shareholder Company-
Debentures – floating rate	—	3,785

Santander Consumer Bank AG-
Asset-backed bonds	1,942	1,769

Banco Santander Totta, S.A.-
Asset-backed bonds	225	3,808

FTA Santander Consumer Spain Auto 06-
Asset-backed bonds	—	1,350

Totta Ireland, Plc-
Bonds – floating rate	1,314	—

Santander Consumer Bank, SpA-
Asset-backed bonds	697	—
Hipototta No 5 plc	1,895	—
Redemptions	(16,956)	(30,510)
Of which:
Banco Santander Central Hispano, S.A.	—	(3,038)
Banesto	(131)	(2,037)
Santander Consumer Bank, SpA.	—	(179)
Abbey	(16,436)	(21,210)
Exchange differences	(923)	(1,557)
Other changes	840	(1,690)

Balance at end of period	198,913	168,661

C	Notes and other securities

These notes were basically issued by Banco Santander Central Hispano, S.A., Abbey National North America LLC, Abbey National Treasury Services, plc, Santander Central Hispano Finance (Delaware), Inc., Banco Santander Mexicano, S.A., Santander Consumer Finance, S.A., Banco Santander Puerto Rico, Altamira Funding and Banco Santander Totta, S.A.

23. Subordinated liabilities
a)	Breakdown

The detail, by currency of issue, of the balance of “Subordinated Liabilities” is as follows:

			31 December 2007
			Outstanding
			Issue Amount
			in Foreign	Annual
	Thousands of Euros		Currency	Interest
Currency of Issue	31/03/07	31/12/06	(Millions)	Rate (%)
Euro	18,358,520	16,309,049	18,358	4.60
US dollar	7,517,547	6,898,455	10,012	7.15
Pound sterling	5,825,098	5,631,867	3,960	7.26
Other currencies	1,653,899	1,583,450	—	—

Balance at end of period	33,355,064	30,422,821

Note 53 contains a detail of the residual maturity periods of subordinated liabilities at the end of the first quarter of 2007 and of the related average interest rates in the quarter.
b)	Changes

The changes in the balance of “Subordinated Liabilities” were as follows:

	Millions of Euros
	31/03/07	31/12/06
Balance at beginning of period	30,423	28,763
Net inclusion of entities in the Group	—	(459)
Of which:
Scottish Mutual Assurance, plc	—	(292)

Issues	3,094	5,881
Of which:
Santander Consumer Finance, S.A.-
September 2006	—	500

Banco Santander Banespa, S.A.
July 2016	—	728
September 2016	—	267

Santander Central Hispano Issuances, Ltd.-
March 2016	—	1,000
May 2018	—	500
June 2016	—	987
July 2017	—	997
January 2018	441	—
February 2019	200	—
February 2019	235	—
March 2017	1,500	—

Santander Finance Preferred, S.A.-
January 2007	451	—
March 2007	263	—

Redemptions	(229)	(2,265)
Of which:
Abbey	—	(763)
Santander Central Hispano Issuances, Ltd.	—	(1,369)

Exchange differences	(120)	(1,093)
Other changes	187	(404)

Balance at end of period	33,355	30,423

c)	Other information

For the purposes of payment priority preference shares are junior to all general creditors and to subordinated deposits. The payment of dividends on these shares, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances, Ltd., Santander Central Hispano Financial Services, Ltd., Santander Issuances, S.A., Santander Perpetual, S.A., Sole-Shareholder Company,

Santander Finance Capital S.A.U. and Santander Finance Preferred S.A.U. are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.

At 31 March 2007, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. Abbey has a GBP 200 million subordinated debt issue which is convertible, at Abbey’s option, into preference shares of Abbey, at a price of GBP 1 per share. Banco Santander, S.A. Institución de Banca Múltiple, Grupo Financiero Santander has two USD 150 million issues of unguaranteed subordinated preference debentures that are voluntarily convertible into ordinary shares of Banco Santander, S.A. Institución de Banca Múltiple, Grupo Financiero Santander.

24. Other financial assets and Other financial liabilities
The breakdown of the balances of these items is as follows:

	Thousands of Euros
	31/03/07		31/12/06
	Other	Other	Other	Other
	Financial	Financial	Financial	Financial
	Assets	Liabilities	Assets	Liabilities
Declared dividends payable	—	(1,250,315)	—	—
Trade receivables (payables)	112,372	(3,487,792)	104,281	(3,070,870)
Clearing houses	1,352,931	(1,471,955)	760,839	(544,004)
Public agency revenue collection accounts	—	(2,227,213)	—	(2,031,137)
Factoring accounts payable	—	(261,160)	—	(284,331)
Bonds	3,896,696	(809,928)	3,478,722	(41,447)
Unsettled financial transactions	4,909,865	(4,601,938)	6,548,625	(1,978,120)
Other financial assets (liabilities)	2,151,954	(5,463,454)	2,182,878	(4,798,756)

	12,423,818	(19,573,755)	13,075,345	(12,748,665)

At 31 March 2007, impairment losses amounted to EUR 112,364 thousand, (Note 10-c).
Note 53 contains a detail of the residual maturity periods of other financial assets and liabilities at the end of the first quarter of 2007.
25. Provisions
a)	Breakdown

The breakdown of the balance of “Provisions” is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Provisions for pensions and similar obligations	12,284,372	14,014,305
Provisions for contingent liabilities and commitments (Note 2):	605,041	598,735
Of which: country risk	55,768	57,216

Other provisions	4,708,049	4,613,473

Total provisions	17,597,462	19,226,513

b)	Changes

The changes in “Provisions” were as follows:

	Millions of Euros
	31/03/07				31/12/06
		Contingent				Contingent
		Liabilities and	Other			Liabilities and	Other
	Pensions	Commitments	Provisions	Total	Pensions	Commitments	Provisions	Total
Balances at beginning of period	14,014	599	4,614	19,227	14,173	487	5,163	19,823
Net inclusion of entities in the Group	—	—	—	—	—	—	1	1
Additions charged to income:
Interest expense and similar charges (Note 39)	126	—	—	126	735	—	—	735
Personnel expenses (Note 49)	57	—	—	57	223	—	—	223
Extraordinary charges	11	48	4	63	984	96	(1)	1,079

Other additions arising from insurance contracts linked to pensions	—	—	—	—	(6)	—	—	(6)
Payments to pensioners and early retirees with a charge to internal provisions	(285)	—	—	(285)	(1,422)	—	—	(1,422)
Insurance premiums paid	—	—	—	—	(2)	—	—	(2)
Payments to external funds	(1,731)	—	—	(1,731)	(743)	—	—	(743)
Amount used	—	—	(215)	(215)	—	—	(982)	(982)
Transfers, exchange differences and other changes	92	(42)	305	355	72	16	433	521

Balances at end of period	12,284	605	4,708	17,597	14,014	599	4,614	19,227

c)	Provisions for pensions and similar obligations

The breakdown of the balance of “Provisions for Pensions and Similar Obligations” is as follows:

	Millions of Euros
	31/03/07	31/12/06
Provisions for post-employment plans – Spanish entities	5,667	5,647
Provisions for other similar obligations – Spanish entities	4,395	4,527
Of which: early retirements	4,348	4,481

Provisions for post-employment plans – Abbey	1,612	1,642
Provisions for post-employment plans and other similar obligations – other foreign subsidiaries	610	2,198

Provisions for pensions and similar obligations	12,284	14,014

i.	Spanish entities — Post-employment plans and other similar obligations

At 31 March 2007, the Spanish consolidated entities had post-employment benefit obligations under defined benefit plans. On 25 July 2006, the Bank entered into an agreement with the employee representative to promote a defined contribution plan aimed at all current personnel. Also, in prior periods some of the consolidated entities offered certain of their employees the possibility of taking early retirement and, therefore, provisions were recognised in those years for the obligations to employees taking early retirement –in terms of salaries and other employee welfare costs– from the date of early retirement to the date of effective retirement.

At 31 March 2007, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in the period in respect of contributions to defined contribution plans amounted to EUR 3 million.

The amount of defined benefit obligations was determined by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-Employment Plans		Other Similar Obligations
	31/03/07	31/12/06	31/03/07	31/12/06
Annual discount rate	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95
	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000
	in the case of	in the case of	in the case of	in the case of
	Banesto)	Banesto)	Banesto)	Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9%	2.50% (2.9%	2.50% (2.9%	2.50% (2.9%
	in the case of	in the case of	in the case of	in the case of
	Banesto)	Banesto)	Banesto)	Banesto)
Annual social security pension increase rate	1.5%	1.5%	1.5%	1.5%
Annual benefit increase rate	n/a	n/a	n/a	n/a
3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

			Other Similar
	Post-Employment Plans		Obligations
	31/03/07	31/12/06	31/03/07	31/12/06
Expected rate of return on plan assets	4.0%	4.0%	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%
The funding status of the defined benefit obligations is as follows:

	Millions of Euros
			Other Similar
	Post-Employment Plans		Obligations
	31/03/07	31/12/06	31/03/07	31/12/06
Present value of the obligations:
To current employees	1,225	1,215	—	—
Vested obligations to retired employees	4,970	4,958	—	—
To early retirees	—	—	4,348	4,481
Long-service bonuses and other obligations	—	—	47	46
Other	162	164	—	—

	6,357	6,337	4,395	4,527

Less:
Fair value of plan assets	205	203	—	—
Unrecognised actuarial (gains)/losses	481	482	—	—
Unrecognised past service cost	4	5	—	—

Provisions – Provisions for pensions	5,667	5,647	4,395	4,527

Of which
Internal provisions for pensions	3,067	3,065	4,372	4,504
Insurance contracts linked to pensions (Note 14)	2,600	2,582	23	23

The amounts recognised in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
			Other Similar
	Post-Employment Plans		Obligations
	31/03/07	31/12/06	31/03/07	31/12/06
Current service cost	15	55	1	3
Interest cost	62	239	44	156
Expected return on plan assets	(2)	(8)	—	—
Expected return on insurance contracts linked to pensions	(26)	(103)	—	(1)
Extraordinary charges-
Actuarial (gains)/losses recognised in the period	1	8	—	16
Past service cost	1	151	—	—
Early retirement cost	—	(24)	—	799
Other	—	(21)	—	(10)

Total	51	297	45	963

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
			Other Similar
	Post-Employment Plans		Obligations
	31/03/07	31/12/06	31/03/07	31/12/06
Present value of the obligations at beginning of period	6,337	6,374	4,527	4,269
Net inclusion of entities in the Group	—	—	—	—
Current service cost	15	55	1	3
Interest cost	62	239	44	156
Early retirement cost	—	(24)	—	799
Effect of curtailment/settlement	—	(21)	—	(10)
Benefits paid	(94)	(415)	(180)	(708)
Past service cost	1	156	—	—
Actuarial (gains)/losses	(1)	(25)	—	17
Other	37	(2)	3	1

Present value of the obligations at end of period	6,357	6,337	4,395	4,527

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:
Plan assets

	Millions of Euros
	Post-Employment
	Plans
	31/03/07	31/12/06
Fair value of plan assets at beginning of period	203	211
Expected return on plan assets	2	8
Actuarial gains/(losses)	—	(4)
Contributions	—	2
Benefits paid	—	(14)

Fair value of plan assets at end of period	205	203

Insurance contracts linked to pensions

	Millions of Euros
	Post-Employment Plans		Other Similar Obligations
	31/03/07	31/12/06	31/03/07	31/12/06
Fair value of insurance contracts linked to pensions at beginning of period	2,582	2,642	23	34
Expected return on insurance contracts (Note 38)	26	103	—	1
Actuarial gains/(losses)	—	(6)	(3)	—
Premiums paid	—	11	—	—
Benefits paid	(42)	(168)	—	(12)
Other	34	—	3	—

Fair value of insurance contracts linked to pensions at beginning of period	2,600	2,582	23	23

The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.
The following table shows the estimated benefits payable at 31 December 2006 for the next ten years:

Millions
of Euros
2007	1,041
2008	993
2009	940
2010	883
2011	824
2012 to 2016	3,223

7,904

It is estimated that the benefits payable at 31 March 2007 for the next ten years do not differ significantly from those relating to 31 December 2006 detailed in the foregoing table.

ii. Abbey
At 31 March 2007, Abbey had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 1 million in the first quarter of 2007.
The amount of the defined benefits obligations was determined by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	31/03/07	31/12/06
Annual discount rate	5.30%	5.20%
Mortality tables	PA92MC C2006	PA92MC C2006
Cumulative annual CPI growth	3.0%	3.0%
Annual salary increase rate	4.0%	4.0%
Annual pension increase rate	3.0%	3.0%

The funding status of the defined benefit obligations is as follows:

	Millions of Euros
	31/03/07	31/12/06
Present value of the obligations	6,230	6,350

Less:
Fair value of plan assets	4,908	4,810
Unrecognised actuarial (gains)/losses	(290)	(102)
Unrecognised past service cost	—	—

Provisions — Provisions for pensions	1,612	1,642

The amounts recognised in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	31/03/07	31/12/06
Current service cost	29	119
Interest cost	82	309
Expected return on plan assets	(72)	(263)
Extraordinary charges:
Actuarial gains/losses recognised in the period	—	—
Past service cost	—	—
Early retirement cost	—	3

Total	39	168

The changes in the present value of the accrued defined benefit obligations in were as follows:

	Millions of Euros
	31/03/07	31/12/06
Present value of the obligations at beginning of period	6,350	6,337
Net inclusion of entities in the Group	—	—
Current service cost	29	119
Interest cost	82	309
Early retirement cost	—	3
Benefits paid	(32)	(178)
Actuarial (gains)/losses	(123)	(342)
Exchange differences and other items	(76)	102

Present value of the obligations at end of period	6,230	6,350

The changes in the fair value of the plan assets were as follows:

	Millions of Euros
	31/03/07	31/12/06
Fair value of plan assets at beginning of period	4,810	4,326
Net inclusion of entities in the Group	—	—
Expected return on plan assets	72	263
Actuarial gains/losses	65	(13)
Contributions	54	303
Benefits paid	(32)	(178)
Exchange differences	(60)	109

Fair value of plan assets at end of period	4,908	4,810

The main categories of plan assets as a percentage of total plan assets are as follows:

	31/03/07	31/12/06
Equity instruments	47%	46%
Debt instruments	51%	51%
Other	2%	3%
The following table shows the estimated benefits payable at 31 December 2006 for the next ten years:

Millions
of Euros
2007	179
2008	192
2009	206
2010	222
2011	234
2012 to 2016	1,394

2,427

It is estimated that the benefits payable at 31 March 2007 for the next ten years do not differ significantly from those relating to 31 December 2006 detailed in the foregoing table.
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At 31 March 2007, these entities had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 5 million in the first quarter of 2007.
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.
The funding status of the defined benefit obligations at 31 March 2007 and 31 December 2006 is as follows:

	Millions of Euros
	31/03/07	31/12/06
Present value of the obligations	6,072	6,198

Less:
Fair value of plan assets	5,756	3,917
Unrecognised actuarial (gains)/losses	147	517
Unrecognised past service cost	—	—

Provisions — Provisions for pensions	169	1,764

Of which:
Internal provisions for pensions	610	2,198
Net assets for pensions	(214)	(224)
Unrecognised net assets for pensions	(227)	(210)

In January 2007 Banco do Estado de Sao Paulo, S.A.- Banespa (which merged with Banco Santander Banespa, S.A. on 31 August 2006) externalised a portion of the pension obligations to employees for which it still recognised an internal provision and for this purpose arranged an external plan or fund managed by Banesprev. As a result of this externalisation, the related assets and liabilities were transferred to Banesprev, and “Provisions — Provisions for Pensions and Similar Obligations” at 31 March 2007 included the present value of the aforementioned obligations, net of the fair value of the related plan assets and the net unrecognised cumulative actuarial gains and/or losses.
The amounts recognised in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of Euros
	31/03/07	31/12/06
Current service cost	12	46
Interest cost	137	574
Expected return on plan assets	(125)	(271)
Extraordinary charges:
Actuarial (gains) losses recognised in the period	5	93
Past service cost	—	29
Early retirement cost	4	72
Other	—	(132)

Total	33	411

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	31/03/07	31/12/06
Present value of the obligations at beginning of period	6,198	5,481
Current service cost	12	46
Interest cost	137	574
Early retirement cost	4	72
Effect of curtailment/settlement	—	(132)
Benefits paid	(113)	(513)
Past service cost	—	27
Actuarial (gains)/losses	9	72
Exchange differences and other items	(175)	571

Present value of the obligations at end of period	6,072	6,198

The changes in the fair value of the plan assets were as follows:

	Millions of Euros
	31/03/07	31/12/06
Fair value of plan assets at beginning of period	3,917	2,523
Expected return on plan assets	125	271
Actuarial gains/(losses)	15	12
Contributions	1,678	461
Benefits paid	(103)	(199)
Exchange differences and other items	124	849

Fair value of plan assets at end of period	5,756	3,917

The main categories of plan assets as a percentage of total plan assets are as follows:

	31/03/07	31/12/06
Equity instruments	15%	27%
Debt instruments	78%	61%
Properties	2%	3%
Other	5%	8%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
The following table shows the estimated benefits payable at 31 December 2006 for the next ten years:

Millions
of Euros
2007	406
2008	420
2009	434
2010	449
2011	464
2012 to 2016	2,563

4,736

It is estimated that the benefits payable at 31 March 2007 for the next ten years do not differ significantly from those relating to 31 December 2006 detailed in the foregoing table.
d)	Other provisions
The balance of “Provisions — Other Provisions”, which includes, inter alia, provisions for tax and legal litigation, was estimated using prudent calculation procedures in keeping with the uncertainty inherent in the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation; in certain cases, these obligations have no fixed settlement period and, in other cases, are based on litigation in progress.
The breakdown of the balance of “Provisions — Other Provisions” is as follows:

	Millions of Euros
	31/03/07	31/12/06
Provisions for contingencies and commitments in operating units:
Recognised by Spanish companies	812	892
Of which:
Bank	357	400
Banesto	192	249

Recognised by other EU companies	1,170	1,230
Of which: Abbey	891	931

Recognised by other companies	2,726	2,492
Of which:
Brazil	2,176	1,795
Mexico	189	193

	4,708	4,614

e)	Litigation
i. Tax disputes
At 31 March 2007, the main tax disputes concerning the Group were as follows:
•
The “Mandado de Segurança” filed by Banco Santander Banespa, S.A. claiming its right to pay Brazilian income tax at a rate of 8%. On 15 June 2005, an unfavourable judgment was handed down against Banco Santander Banespa, S.A. at first instance, which was appealed against at the Federal Regional Court, together with the application for the preliminary effects to remain in force. A decision has not yet been handed down by the Court.

•
The “Mandado de Segurança” filed by Banco Santander Banespa, S.A claiming its right to consider deductible the Brazilian income tax in the calculation of the related corporation tax. This action was declared unwarranted and an appeal was filed at the Federal Regional Court, requesting to have the claimability of the tax debt stayed and obtaining permission to deposit with the courts the amounts in question. A decision has not yet been handed down by the Court.

•
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. The legal advisers of Abbey National Treasury Services plc considered that the grounds to contest this claim were well-founded, proof of which is that a favourable judgment was handed down at first instance in September 2006, although the judgment was appealed against by the tax authorities in January 2007. However, in December 2006 an unfavourable judgment for another taxpayer was handed down on another proceeding which might affect this case.

At 31 March 2007, other less significant tax litigation was in progress.

ii. Legal litigation
At 31 March 2007, the main legal litigation concerning the Group was as follows:
•
Casa de Bolsa Santander, S.A. de C.V. Grupo Financiero Santander (Casa de Bolsa): In 1997 Casa de Bolsa was sued for an alleged breach of various stock brokerage contracts. On 6 July 1999, Civil Court number thirty-one of the Federal District handed down a judgment ordering Casa de Bolsa to return to the plaintiff 2,401,588 shares of México 1 and 11,219,730 shares of México 4 at their market value and to pay MXP 15 million, plus interest calculated at the average percentage borrowing cost (C.P.P.) multiplied by four.

After numerous appeals were filed concerning the method used for calculating this interest, a final judgment was handed down ruling that the interest should not be capitalised. The estimated total indemnity payable, including the principal amount of the deposit, the uncapitalised interest and the value of the shares that must be returned, amounts to approximately USD 27 million.

•	Misselling: claims associated with the sale by Abbey of certain financial products to its customers.

The provisions recorded by Abbey in this connection were calculated on the basis of the best estimate of the number of claims that would be received, of the percentage of claims that would be upheld and of the related amounts.

•
LANETRO, S.A.: claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander Central Hispano, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

On 16 December 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on 27 October 2006.

The Bank has filed extraordinary appeals on grounds of procedural infringements and an extraordinary cassation appeal against the aforementioned decision.

•
Galesa de Promociones, S.A.: small claims proceeding at Elche Court of First Instance no. 4 (case no. 419/1994), in connection with the claim filed by Galesa de Promociones, S.A. (Galesa) requesting the Court to annul a previous legal foreclosure proceeding brought by the Bank against the plaintiff in 1992, which culminated in the foreclosure of certain properties that were subsequently sold by auction.

The judgments handed down at first and second instance were in the Bank’s favour. The cassation appeal filed by Galesa at the Supreme Court was upheld by virtue of a decision on 24 November 2004 which ordered the reversal of the legal foreclosure proceeding to before the date on which the auctions were held. On 8 June 2006, Galesa filed a claim for the enforcement of the decision handed down by the Supreme Court, requesting that the Bank be ordered to pay EUR 56 million, the estimated value of the properties, plus a further EUR 33 million for loss of profit. The Bank challenged this claim on the grounds that the Supreme Court decision could not be enforced -since no order had been pronounced against the Bank, but rather a proceeding had merely been annulled- and it also argued that the damages requested would have to be ruled upon by an express court decision, which had not been pronounced.

The Elche Court of First Instance, by virtue of an order dated 18 September 2006, found in favour of the Bank, and referred the plaintiff to the appropriate ordinary proceeding for the valuation of the aforementioned damages. Galesa filed an appeal for reconsideration, which was dismissed by a resolution on 11 November 2006. Galesa lodged an appeal against this resolution at the Alicante Provincial Appellate Court. This appeal was in turn contested by the Bank.

•
Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on 11 December 1992. On 19 May 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay EUR 1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional EUR 72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment. Inversión Hogar, S.A. sought provisional enforcement of the judgment, which was contested by the Bank. On 2 March 2007, a decision was handed down upholding the Bank’s objection to the enforcement of the judgment. Inversión Hogar, S.A. has filed an appeal against this decision.

At 31 March 2007, other less significant legal litigation was in progress.
* * * * *
At 31 March 2007, the Group had recorded provisions that reasonably cover any contingencies that might arise from these tax and legal proceedings.
26. Equity having the substance of a financial liability
This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity.
These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.
The changes in the balance of “Equity Having the Substance of a Financial Liability” were as follows:

	Thousands of Euros
	31/03/07	31/12/06
Balance at beginning of period	668,328	1,308,847
Redemptions	—	(472,925)
Of which:
Totta & Açores Financing, Limited	—	(118,483)
Abbey National, plc	—	(354,442)

Exchange differences and other changes	2,110	(167,594)

Balance at end of period	670,438	668,328

The detail of the issuers and of the most significant terms and conditions of the issues at 31 March 2007 is as follows:

	Millions		Annual
	Equivalent	Foreign	Interest	Redemption
Issuer and Currency of Issue	Euro Value	Currency	Rate (%)	Option (1)
Banesto Holdings Ltd. (US dollars)	58	77	10.50%	30/06/12
Pinto Totta International Finance, Limited (US dollars)	94	125	7.77% (2)	01/08/07
Abbey National Capital Trust (pounds sterling)	478	325	8.63% to 10.38%	No option
Valuation adjustments	40	—		—

Balance at end of period	670

(1)	From these dates, the issuer can redeem the shares, subject to prior authorisation by the national supervisor.

(2)	Return until 1 August 2007. 6-month US dollar Libor + 2.75% from this date.
27.	Tax matters
a)	Consolidated Tax Group

Pursuant to current legislation, the consolidated tax group includes Banco Santander Central Hispano, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group banks and companies file income tax returns in accordance with the tax regulations applicable in each country.

b)	Years open for review by the tax authorities

At 31 March 2007, the consolidated tax group had the years from 2003 to 2006 open for review in relation to the main taxes applicable to it.

The other consolidated entities have the corresponding years open for review, pursuant to their respective tax regulations.

At 31 March 2007, there had been no significant developments in connection with the tax disputes at the different instances that were pending resolution at 31 December 2006.

The tax audit of 2001 and 2002 for the main taxes applicable to the consolidated tax group was completed in March 2007. Most of the tax assessments issued were signed on a contested basis.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that the possibility of such contingent liabilities becoming actual liabilities is remote, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

c)	Reconciliation

The reconciliation of the corporation tax expense calculated at the standard tax rate to the income tax expense recognised is as follows:

	Millions of Euros
	31/03/07	31/12/06
Consolidated profit before tax:
From ordinary activities	2,503	9,150
From discontinued operations	—	1,685

	2,503	10,835

Income tax at the tax rate in force	813	3,792
Decreases due to permanent differences	(167)	(1,022)
Of which:
Due to effect of different tax rates	(104)	(1,364)
Due to effect on deferred taxes of change in Spanish tax rate	—	491

Income tax of Group companies, per local books	646	2,770

Net increases (decreases) due to other permanent differences	(195)	(568)
Other, net	125	388

Current income tax	576	2,590

Of which:
Ordinary activities	576	2,294
Discontinued operations	—	296

Of which:
Current tax	510	2,003
Deferred taxes	66	587

Taxes paid in the period	46	949
The effective tax rate is as follows:

	Millions of Euros
	31/03/07	31/12/06
Consolidated tax group	824	4,212
Other Spanish entities	58	1,518
Foreign entities	1,621	5,105

	2,503	10,835

Income tax	576	2,590

Effective tax rate	23.01%	23.90%

d)	Tax recognised in equity

In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity:

	Millions of Euros
	31/03/07	31/12/06
Tax charged to equity	(273)	(418)
Measurement of available-for-sale fixed-income securities	(155)	(276)
Measurement of available-for-sale equity securities	(95)	(99)
Measurement of cash flow hedges	(23)	(43)

Tax credited to equity	—	—
Measurement of cash flow hedges	—	—

Total	(273)	(418)

e)	Deferred taxes

The balance of “Tax Assets” in the consolidated balance sheets includes debit balances with the tax authorities relating to deferred tax assets. The balance of “Tax Liabilities” includes the liability for the Group’s various deferred tax liabilities.

The detail of the balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” is as follows:

	Millions of Euros
	31/03/07	31/12/06
Deferred tax assets	9,339	9,156
Of which
Banco Santander Banespa, S.A.	1,593	1,577
Abbey	1,524	1,517
Early retirements	1,474	1,482
Other pensions	967	966

Deferred tax liabilities	3,684	3,778
Of which:
Abbey	818	799
Banco Santander Banespa, S.A.	144	149
Banco Santander, S.A. Institución Múltiple, Grupo Financiero Santander	137	159
Santander Consumer Bank AG	115	104
Valuation adjustments	273	425

The changes in the balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” were as follows:

	Millions of Euros
			Foreign
			Currency	Charge/Credit
			Balance	to Asset
	Balances at		Translation	and Liability	Acquisitions	Balances at
	31 December	(Charge)/Credit	Differences and	Revaluation	for the Period	31 March
	2006	to Income	Other Items	Reserve	(Net)	2007
Deferred tax assets	9,156	37	135	11	—	9,339
Deferred tax liabilities	(3,778)	(103)	53	144	—	(3,684)

Total	5,378	(66)	188	155	—	5,655

f)	Other information

In conformity with the Listing Rules Instrument 2005 published by the UK Financial Services Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Grupo Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28.	Minority interests

“Minority Interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the period.

a)	Breakdown

The detail, by Group company, of the balance of “Equity — Minority Interests” is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Grupo Financiero Santander, S.A. de C.V.	555,079	657,013
Banesto	559,495	303,889
Banco Santander Chile	310,988	234,726
Brazil Group	53,698	45,161
Santander BanCorp	34,305	31,311
Other companies	416,667	298,837

	1,930,232	1,570,937

Profit for the period attributed to minority interests	125,074	649,806
Of which:
Banesto Group	21,285	260,591
Grupo Financiero Santander, S.A. de C.V.	50,197	166,103
Banco Santander Chile	28,924	84,640
Somaen-Dos, S.L.	—	77,177
Brazil Group	3,486	10,568
Santander BanCorp	1,178	3,053

	2,055,306	2,220,743

b)	Changes

The changes in the balance of “Minority Interests” are summarised as follows:

	Millions of Euros
	31/03/07	31/12/06
Balance at beginning of period	2,221	2,848
(Net) inclusion of companies in the Group and changes in scope of consolidation	—	(1,050)
Change in proportion of ownership interest	(16)	72
Valuation adjustments	(30)	15
Dividends paid to minority interests	(231)	(160)
Changes in share capital	10	(29)
Exchange differences and other items	(24)	(125)
Profit for the year attributed to minority interests	125	650

Balance at end of period	2,055	2,221

29.	Valuation adjustments

The balances of “Valuation Adjustments” include the amounts, net of the related tax effect, of adjustments to the assets and liabilities recognised temporarily in equity through the statement of changes in equity until they are extinguished or realised, when they are recognised definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries, jointly controlled entities and associates are presented, on a line by line basis, in the appropriate items according to their nature.

“Valuation Adjustments” include the following items:
a)	Available-for-sale financial assets

This item includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets.

The changes in this item were as follows:

	Thousands of Euros
	31/03/07	31/12/06
Balance at beginning of period	2,283,323	1,941,690
Revaluation gains	(238,871)	1,663,713
Income tax	123,920	(144,772)
Taxes transferred to income	(180,084)	(1,177,308)

Balance at end of period	1,988,288	2,283,323

Of which:
Fixed-income	353,501	594,719
Equities	1,634,787	1.688,604
b)	Cash flow hedges

This item includes the net amount of changes in the value of financial derivatives designated as hedging instruments in cash flow hedges, for the portion of these changes considered as effective hedges (Note 11).

c)	Hedges of net investments in foreign operations and Exchange differences

“Hedges of Net Investments in Foreign Operations” include the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 11).

“Exchange Differences” include the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (Note 2-a).The changes in these two items were as follows:

	Thousands of Euros
	31/03/07	31/12/06
Balance at beginning of period	538,182	1,065,000
Revaluation gains (losses)	(216,314)	(529,982)
Amounts transferred to income	59,075	3,164

Balance at end of period	380,943	538,182

Of which:
Arising on consolidation:
Subsidiaries	416,196	549,211
Brazil Group	577,384	456,412
Chile Group	(84,929)	(40,677)
Mexico Group	(239,057)	(217,746)
Abbey	280,469	490,771
Other companies	(117,671)	(139,549)

Associates	(35,253)	(11,029)

30. Shareholders’ equity

“Shareholders’ Equity” includes the amounts of equity contributions from shareholders, accumulated profit or loss recognised through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries and jointly controlled entities are presented in the appropriate items based on their nature.

The changes in “Shareholders’ Equity” were as follows:

	Thousands of Euros
					Reserves
					of Entities
					Accounted			Profit
					for Using	Other		Attributed	Dividends
	Share	Share	Accumulated	Retained	the Equity	Equity	Treasury	to the	and
	Capital	Premium	Reserves	Earnings	Method	Instruments	Shares	Group	Remuneration	Total
Balances at 31 December 2006	3,127,148	20,370,128	11,491,670	—	797,810	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802

Consolidated profit for the period	—	—	—	—	—	—	—	1,802,176	—	1,802,176
Appropriation of profit for 2006	—	—	3,913,141	3,256,189	426,617	—	—	(7,595,947)	—	—
Dividends/Remuneration	—	—	139,086	—	(139,086)	—	—	—	(1,918,925)	(1,918,925)
Issues (reductions)	—	—	(374)	—	—	—	—	—	—	(374)
Purchase and sale of own equity instruments	—	—	3,285	—	—	—	24,718	—	—	28,003
Payments with equity instruments (*)	—	—	—	—	—	184,131	—	—	—	184,131
Transfers	—	—	179,881	—	(179,881)	—	—	—	—	—
Other	—	—	(3,717)	—	355	(6,731)	—	—	—	(10,093)

Balances at 31 March 2007	3,127,148	20,370,128	15,722,972	3,256,189	905,815	239,518	(102,083)	1,802,176	(3,256,143)	42,065,720

Parent	3,127,148	20,370,128	7,902,789	3,256,189	—	44,751	—	638,864	(3,256,143)	32,083,726
Subsidiaries	—	—	7,735,305	—	—	194,767	(102,083)	1,080,646	—	8,908,635
Jointly controlled entities	—	—	84,878	—	—	—	—	22,679	—	107,557
Associates	—	—	—	—	905,815	—	—	59,987	—	965,802

(*)	Of which EUR 179 million relate to the delivery of 100 Bank shares to each Group employee, pending the required approval of the Annual General Meeting.
31.	Issued capital
a)	Changes

In the first quarter of 2007 there were no changes in the Bank’s share capital, the par value of which (EUR 3,127,148,290) relates to 6,254,296,579 shares.

The Bank’s shares are listed on the computerised trading system of the Spanish stock exchanges and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico stock exchanges, and all of them have the same features and rights. At 31 March 2007, the only shareholders with an ownership interest in the Bank’s share capital of over 3% were Chase Nominees Ltd. (with a 8.97% holding), EC Nominees Ltd. (with a 5.10% holding) and State Street Bank & Trust (with a 5,08%).

b)	Other considerations

At 31 March 2007, the additional share capital authorised by the shareholders at the Annual General Meeting of the Bank amounted to EUR 1,939 million.

The shareholders at the Annual General Meeting on 17 June 2006 resolved to increase capital by EUR 375 million, and fully empowered the Board of Directors, for a period of one year, to set and establish the terms and conditions for this capital increase in all matters not already provided for by the Annual General Meeting. In exercising these powers, the Board of Directors must determine whether the capital increase is to be performed through the issuance of new shares or by increasing the par value of the shares outstanding.

Also, the shareholders at the aforementioned Annual General Meeting authorised the Bank’s Board of Directors to issue fixed-income securities for up to a maximum amount of EUR 35,000 million or the equivalent amount in another currency, by any lawful means. The shareholders at the Annual General Meeting on 21 June 2003 authorised the Board of Directors to issue fixed-income securities convertible into new shares and/or exchangeable for outstanding shares for up to EUR 4,000 million over a five-year period, and empowered the Bank’s Board of Directors to increase capital by the required amount to cater for the requests for conversion.

At 31 March 2007, the shares of the following companies were listed on official stock markets: Banco Río de la Plata, S.A.; Banco de Venezuela, S.A.; Banco Universal, Banco Santander Colombia, S.A.; Santander BanCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., S.I.C.A.V.; Ajalvir S.I.C.A.V., S.A.; Santander Chile Holding, S.A.; Inmuebles B de V 1985 C.A.; Banespa; Banesto; Portada, S.A. and Capital Variable S.I.C.A.V., S.A.

The number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 62,802,213, which represented 1.00% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 17,252,190 (equal to 0.275% of the Bank’s share capital).

At 31 March 2006, the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective Annual General Meetings were not material at Group level.

32. Share premium
“Share Premium” includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

33. Reserves
a)	Definitions

The balance of “Shareholders’ Equity — Reserves — Accumulated Reserves” includes the net amount of the accumulated profit or loss recognised in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

The balance of “Shareholders’ Equity — Reserves of Entities Accounted for Using the Equity Method” includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognised through the consolidated income statement.

b)	Breakdown

The breakdown of the balances of these reserve accounts is as follows:

	Thousands of Euros
	31/03/07	31/12/06
Accumulated reserves:
Restricted reserves-
Legal reserve	625,430	625,430
Reserve for treasury shares	332,572	378,700
Revaluation reserve Royal Decree-Law 7/1996	42,666	42,666
Reserve for retired capital	10,610	10,610
Voluntary reserves (*)	3,757,661	3,711,534
Consolidation reserves attributed to the Bank	3,133,850	1,831,093
Reserves at subsidiaries	7,820,183	4,891,637

	15,722,972	11,491,670

Retained earnings	3,256,189	—

Reserves of entities accounted for using the equity method:
Associates	905,815	797,810
Of which:
Cepsa	750,037	662,172
Attijariwafa Bank	126,775	111,701

	19,884,976	12,289,480

(*)
They include the reserves stipulated by Article 81 of the Consolidated Spanish Companies Law for an amount equal to the loans granted by Group companies to third parties for the acquisition of treasury shares.

i. Legal reserve
Under the Consolidated Companies Law, Spanish entities must transfer 10% of net profit for each year to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.
ii. Reserve for treasury shares
Pursuant to the Consolidated Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances which gave rise to its mandatory recording cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares.

iii. Revaluation reserve Royal Decree Law 7/1996, of 7 June
The balance of “Revaluation Reserve Royal Decree-Law 7/1996” can be used, free of tax, to increase share capital. From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.
If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of 7 June, it would be subject to taxation.
iv. Reserves at subsidiaries and jointly controlled entities
The detail, by company, of the balance of “Reserves at Subsidiaries”, based on the subsidiaries’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of Euros
	31/03/07	31/12/06
Banco Español de Crédito, S.A. (Banesto) (Consolidated Group)	3,319	2,312
Banco Santander, S.A. Institución Múltiple, Grupo Financiero Santander (Consolidated Group)	1,819	1,336
Banco Santander Banespa (Consolidated Group)	1,036	976
Banco Santander Totta, S.A. (Consolidated Group)	939	784
Abbey Group	1,447	742
Banco Santander Chile (Consolidated Group)	589	473
Banco de Venezuela, S.A. Banco Universal (Consolidated Group)	502	402
Grupo Santander Consumer Finance, S.A.	327	304
Cartera Mobiliaria, S.A., S.I.C.A.V.	297	281
Santander Investment, S.A.	182	167
Banco Santander International (United States)	178	156
Banco Santander (Suisse), S.A.	138	110
Banco Santander de Negocios Portugal, S.A.	78	63
Banco Río de la Plata, S.A.	(525)	(587)
Exchange differences	(3,167)	(3,167)
Consolidation adjustments and other companies	661	540

Total	7,820	4,892

Of which: restricted	925	740

34. Other equity instruments and Treasury shares
a)	Other equity instruments

“Other Equity Instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ Equity” items.

b)	Treasury shares

The balance of “Shareholders’ Equity — Treasury Shares” includes the amount of equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

The shareholders at the Bank’s Annual General Meeting on 17 June 2006 set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorised to acquire at 5% of the fully paid share capital amount, at a minimum share price which cannot be lower than par value and a maximum share price of up to 3% higher than the quoted price on the computerised trading system of the Spanish stock exchanges at the date of acquisition.

The Bank shares owned by the consolidated companies accounted for 0.12% of issued capital (0.15% including derivatives on own equity instruments) at 31 march 2007.

The average purchase price of the Bank’s shares in the first quarter of 2007 was EUR 14.10 per share and the average selling price in the period was EUR 14.10 per share.

The effect on equity arising from transactions involving Bank shares (gains of EUR 3 million in the first quarter of 2007) was recognised in equity.
35. Off-balance-sheet items

“Off-Balance-Sheet Items” relate to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)	Contingent liabilities

“Contingent Liabilities” includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The breakdown is as follows:

i. Financial guarantees
Financial guarantees are the amounts that would be payable by the consolidated entities on behalf of third parties as a result of the commitments assumed by those entities in the course of their ordinary business, if the parties who are originally liable to pay failed to do so.
The breakdown of “Financial Guarantees” is as follows:

	Millions of Euros
	31/03/07	31/12/06
Bank guarantees and other indemnities provided	57,977	52,697
Credit derivatives sold	754	478
Irrevocable documentary credits	5,344	5,029
Other financial guarantees	1	1

	64,076	58,205

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.
Income from guarantee instruments is recognised under “Fee and Commission Income” in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.
ii. Assets earmarked for third-party obligations
“Assets Earmarked for Third-Party Obligations” includes the carrying amount of the assets owned by the consolidated entities that have been earmarked for the full performance of customer transactions.
iii. Other contingent liabilities
This item includes the amount of any contingent liability not included in other items.
b)	Contingent commitments

“Contingent Commitments” includes those irrevocable commitments that could give rise to the recognition of financial assets.

The breakdown of “Contingent Commitments” is as follows:

	Millions of Euros
	31/03/07	31/12/06
Drawable by third parties	92,798	91,690
Financial asset forward purchase commitments	772	1,449
Regular way financial asset purchase contracts	11,204	3,202
Securities subscribed but not paid	150	83
Securities placement and underwriting commitments	82	3
Documents delivered to clearing houses	5,857	6,013
Other contingent commitments	507	809

	111,370	103,249

36. Other disclosures
a)	Notional amounts of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts of the trading and hedging derivatives held by the Group is as follows:

	Millions of Euros
	31/03/07		31/12/06
	Notional	Market	Notional	Market
	Amount	Value	Amount	Value
Trading derivatives:
Interest rate risk-
Forward rate agreements	138,513	(238)	116,858	(267)
Interest rate swaps	1,545,927	(581)	1,466,880	761
Options and futures	893,536	2,065	825,795	(780)
Foreign currency risk-
Foreign currency purchases and sales	82,797	(20)	81,612	(142)
Foreign currency options	60,054	(641)	62,852	(464)
Currency swaps	61,435	(315)	56,096	(366)
Securities and commodities derivatives	200,801	(4,866)	138,628	(2,496)

	2,983,063	(4,596)	2,748,721	(3,754)

Hedging derivatives:
Interest rate risk-
Forward rate agreements	—	—	1	—
Interest rate swaps	223,888	100	103,564	547
Futures and options	9,417	(204)	9,793	(66)
Foreign currency risk-
Foreign currency purchases and sales	9,015	(105)	1,745	3
Foreign currency options	15,822	149	15,266	6
Currency swaps	38,365	(866)	26,371	(989)
Securities and commodities derivatives	361	(5)	622	(7)

	296,868	(931)	157,362	(506)

Total	3,279,931	(5,527)	2,906,083	(4,259)

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognised under “Gains/Losses on Financial Assets and Liabilities (Net)” in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (Note 11).
Additionally, for a proper interpretation of the results generated by the securities and commodities derivatives shown in the foregoing table, it should be taken into account that they relate mainly to options issued on securities for which a premium was received that offsets their negative market value. This market value is also offset by positive market values generated by symmetrical positions in the Group’s held-for-trading portfolio.
The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collaterals of its risk positions.
The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

	Millions of Euros
	31/03/07	31/12/06
Credit derivatives	787	709
Securities derivatives	3,172	2,148
Fixed-income derivatives	1,166	9
Currency derivatives	10,146	7,498
Interest rate derivatives	16,347	18,084
Commodities derivatives	157	4
Collateral received	(2,026)	(1,562)

Total	29,749	26,890

The fair value of hedging derivatives, by type of hedge, is as follows:

	Millions of Euros
	31/03/07	31/12/06
Fair value hedges	(1,005)	(474)
Cash flow hedges	44	(35)
Hedges of net investments in foreign operations	30	3

	(931)	(506)

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

i. Fair value hedges

The Group hedges the interest rate risk of the issues secured by the Bank. At the end of the first quarter the Group held IRS contracts with an equivalent euro nominal value of EUR 44,009 million, of which EUR 31,783 million are denominated in euros, EUR 6,589 million in US dollars and EUR 4,264 million in pounds sterling. The fair value of these transactions at that date represents a loss of EUR 615,8 million, which was offset by the gain on the hedged items, giving rise to a net loss of EUR 11,4 million.

ii. Foreign currency hedges

As part of its financial strategy, the Group hedges the foreign currency risk arising from the investments in non-euro-area countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment. At the end of the first quarter of 2007, the Group held foreign exchange options in this connection with an equivalent euro nominal value of EUR 8,520 million, of which EUR 5,292 million are denominated in pounds sterling, EUR 1,810 million in Mexican pesos and EUR 1,418 million in Chilean pesos. In the first quarter of 2007, losses amounting to EUR 20.3 million were allocated to reserves in respect of the matured options exercised and the change in the intrinsic value of the options outstanding. At the end of the first quarter of 2007, the market value of the options not yet exercised represented a gain of EUR 14.9 million.

b)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of Euros
	31/03/07	31/12/06
Investment funds	131,147	119,838
Pension funds	29,996	29,450
Assets under management	19,245	17,836

	180,388	167,124

37. Discontinued operations
There were no discontinued operations in the first quarter of 2007.
38.Interest and similar income

“Interest and Similar Income” in the consolidated income statement comprises the interest accruing in the period on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.

The breakdown of the main interest and similar income items earned is as follows:

	Thousands of Euros
	31/03/07	31/03/06
Balances with the Bank of Spain and other central banks	159	111
Due from credit institutions	656	678
Debt instruments	935	1,326
Loans and advances to customers	7,886	6,004
Insurance contracts linked to pensions (Note 25)	26	26
Other interest	750	875

Total	10,412	9,020

39. Interest expense and similar charges

“Interest Expense and Similar Charges” in the consolidated income statement includes the interest accruing in the period on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued is as follows:

	Thousands of Euros
	31/03/07	31/03/06
Deposits from the Bank of Spain and other central banks	48	93
Deposits from credit institutions	893	1,086
Customer deposits	3,063	2,627
Marketable debt securities	1,745	1,211
Subordinated liabilities (Note 23)	483	387
Pension funds (Note 25)	126	194
Equity having the substance of a financial liability	13	23
Other interest	581	516

Total	6,952	6,137

40. Income from equity instruments
“Income from Equity Instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
41. Share of results of entities accounted for using the equity method — Associates
“Share of Results of Entities Accounted for Using the Equity Method — Associates” comprises the amount of profit or loss attributable to the Group generated during the period by associates.

42. Fee and commission income

“Fee and Commission Income” comprises the amount of all fees and commissions accruing in favour of the Group in the period, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

	Thousands of Euros
	31/03/07	31/03/06
Collection and payment services:
Bills	58	59
Demand accounts	140	132
Cards	344	308
Cheques	112	71
Orders	62	56

	716	626

Marketing of non-banking financial products:
Investment funds	442	409
Pension funds	102	109
Insurance	354	252

	898	770

Securities services:
Securities underwriting and placement	137	10
Securities trading	115	90
Administration and custody	67	76
Asset management	22	19

	341	195

Other:
Foreign exchange	12	15
Financial guarantees	90	72
Commitment fees	39	21
Other fees and commissions	352	355

	493	464

	2,448	2,055

43. Fee and commission expense

“Fee and Commission Expense” shows the amount of all fees and commissions paid or payable by the Group in the period, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

	Thousands of Euros
	31/03/07	31/03/06
Fees and commissions assigned to third parties	216	184
Of which: Cards	163	144

Brokerage fees on lending and deposit transactions	17	27
Other fees and commissions	128	106

	361	317

44. Insurance activity income
“Insurance Activity Income” includes the net amount of the contribution from consolidated insurance and reinsurance companies to the Group’s gross income.

	Thousands of Euros
	31/03/07			31/03/06
	Life	Non-Life	Total	Life	Non-Life	Total
Net premiums collected	1,614	57	1,671	816	24	840
Claims paid and other insurance- related expenses	(634)	(48)	(682)	(436)	(17)	(453)
Reinsurance income	16	23	39	21	1	22
Net charges to liabilities under insurance contracts	(1,073)	(13)	(1,086)	(486)	(7)	(493)
Finance income	189	6	195	217	6	223
Finance charges	(42)	—	(42)	(72)	(1)	(73)

	70	25	95	60	6	66

45. Gains/losses on financial assets and liabilities

“Gains/Losses on Financial Assets and Liabilities” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

	Thousands of Euros
	31/03/07	31/03/06
Fixed-income	299	189
Equities	87	544
Of which:
Financial assets and liabilities held for trading	61	528
Available-for-sale financial assets	26	15

Financial derivatives and other	47	(342)

	433	391

46. Exchange differences

“Exchange Differences” shows basically the gains or losses on currency dealing, the differences that arise when monetary items in foreign currencies are translated to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

47. Sales and income from the provision of non-financial services and Cost of sales

These items in the consolidated income statements show, respectively, the amount of sales of goods and income from the provision of services that constitute the typical activity of the non-financial consolidated Group entities and the related cost of sales.

48. Other operating income
“Other Operating Income” includes mainly income arising from the exploitation of investment property and operating leases and commissions on financial instruments offsetting related direct costs.

49. Personnel expenses
a)	Breakdown

The breakdown of “Personnel Expenses” is as follows:

	Thousands of Euros
	31/03/07	31/03/06
Wages and salaries	1,149	1,101
Social security costs	179	170
Charges to defined benefit pension provisions (Note 25)	57	61
Contributions to defined contribution pension funds	10	6
Share-based payment costs	5	5
Of which:
Granted to the Bank’s directors	0.2	0.2

Other personnel expenses	161	149

	1,561	1,492

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average Number
	of Employees (*)
	31/03/07	31/12/06
The Bank:
Senior executives (*)	82	81
Other line personnel	15,978	15,729
Clerical staff	4,221	4,231
General services personnel	44	45

	20,325	20,086

Banesto	10,451	10,188
Rest of Spain	5,347	4,996
Abbey	15,936	17,461
Other companies	81,162	75,608

	133,221	128,339

(*) Categories of Deputy Assistant General Manager and above, including senior management.

The functional breakdown, by gender, at 31 December 2006 is as follows:

	Functional Breakdown by Gender
	Executives		Other Line Personnel		Clerical Staff
	Men	Women	Men	Women	Men	Women
Continental Europe	85%	15%	61%	39%	62%	38%
UK	80%	20%	44%	56%	24%	76%
Latin America	72%	28%	60%	40%	44%	56%

Total	79%	21%	59%	41%	44%	56%

The functional breakdown by gender at 31 March 2007 does not differ significantly from that shown in the foregoing table with respect to 31 December 2006.
The labour relations between employees and the various Group companies are governed by the related collective labour agreements or similar regulations.
c) Share-based payments
i. The Bank
In addition to the extraordinary allocation of 100 Bank shares to each Group employee, to celebrate the Bank’s 150th Anniversary, in recent years the Bank has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank based on the achievement of certain targets indicated below:

		Euros					Date of	Date of
	Number of	Exercise		Year	Employee	Number of	Commencement	Expiry of
	Shares	Price		Granted	Group	Persons	of Exercise Period	Exercise Period
Plans outstanding at 1 January 2004	25,739,966	9.38

Options exercised	(1,934,406)	(2.83)
Of which:
Plan Four	(36,000)	7.84
Managers Plan 99	(1,139,488)	2.29
Additional Managers Plan 99	(55,668)	2.41
Young Executives Plan	(563,250)	2.29
European Branches Plan	(140,000)	8.23
Options cancelled or not exercised	(2,678,810)	—

Plans outstanding at 31 December 2004	21,126,750	9.94

Of which:
Plan Four	228,000	7.84		1998	Managers	5	09/01/03	30/12/05
Investment Bank Plan	4,503,750	10.25		2000	Managers	56	16/06/03	15/06/05
Young Executives Plan	364,000	2.29		2000	Managers	111	01/07/03	30/06/05
Managers Plan 2000	13,341,000	10.545		2000	Managers	970	30/12/03	29/12/05
European Branches Plan	2,690,000	7.60 (*	)	2002 and 2003	Managers	27	01/07/05	15/07/05

Plans outstanding at 1 January 2005	21,126,750	9.94

Options granted (Plan I06)	99,900,000	9.09	(**)		Managers	2,601	15/01/08	15/01/09

Options exercised	(15,606,000)	(9.83)
Of which:
Plan Four	(228,000)	7.84
Investment Bank Plan	—	—
Young Executives Plan	(329,000)	2.29
Managers Plan 2000	(12,389,000)	10.545
European Branches Plan	(2,660,000)	7.60 (*	)

Options cancelled or not exercised	(5,520,750)	—

Plans outstanding at 31 December 2005	99,900,000	9.09			Managers	2,601	15/01/08	15/01/09

Options exercised	—	—

Options cancelled, net (Plan I06)	(3,648,610)	9.09			Managers	(44)	15/01/08	15/01/09

Plans outstanding at 31 December 2006	96,251,390	9.09			Managers	2,557	15/01/08	15/01/09

Options exercised	—
Options cancelled, net (Plan I06)	(42,072)	9.09			Managers	(6)	15/01/08	15/01/09

Plans outstanding at 31 March 2007	96,209,318	9.09			Managers	2,551	15/01/08	15/01/09

(*)	The average exercise price ranges from EUR 5.65 to EUR 10.15 per share.

(**)
The exercise price of the options under Plan I06 is EUR 9.09 per share, which is the weighted average of the daily average market price of the Bank shares on the continuous market in the first 15 trading days of January 2005. This was the criterion established in the resolution approving Plan I06 adopted at the Annual General Meeting held on 18 June 2005. The documentation on the aforementioned resolution stated correctly the method to be used to set the exercise price but, by mistake, an amount of EUR 9.07 per share was mentioned rather than the correct amount of EUR 9.09 per share.

Plan I06
In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. These targets were achieved in 2006. 2,601 Group executives are covered by this plan, with a total of up to 99,900,000 options on Bank shares at an exercise price of EUR 9.09. The exercise period is from 15 January 2008 to 15 January 2009. This plan was approved by the shareholders at the Annual General Meeting on 18 June 2005.
The fair value of the equity instruments granted (EUR 57.5 million) is charged to income (Note 49-a), with a credit to equity, in the specific period in which the beneficiaries provide their services to the Group.
The executive directors are beneficiaries under this plan; the number of Bank share options held by them is indicated in Note 5-c.
Long-term incentive policy
At its meeting on 26 March 2007, following the report of the Appointments and Remuneration Committee, the Bank’s Board of Directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Santander Group companies (excluding Banesto). Implementation of this policy requires, in conformity with the Law and the Bank’s bylaws, specific resolutions to be adopted by the Annual General Meeting.
Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.
The plans shaping the aforementioned incentive policy are as follows: (i) Target-Based Share Plan; (ii) Obligatory Investment Share Plan; (iii) Selective Delivery Share Plan; and (iv) Minimum Investment Programme. The characteristics of the plans are set forth below:
(i) Target-Based Share Plan
This multiannual incentive plan is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the Board of Directors or, when delegated by it, the Executive Committee. Approximately 5,000 executives are currently expected to participate in the plan.
This plan will entail successive cycles of share deliveries to the beneficiaries. Each cycle will last three years, except for the first cycle (which starts in 2007). Certain targets to be applied in each cycle will be set, along with the related maximum number of shares corresponding to each beneficiary who remains in the Group’s employ for the established period.

The targets which, if met, will determine the number of shares to be delivered, designed to compare the Group’s performance with that of a group of reference financial institutions (the “Reference Group”), are linked, based on the current forecast, to two parameters: Total Shareholders’ Return (TSR) and growth in Earnings per Share (EPS). These parameters each have a 50% weighting in determining the percentage of shares to be delivered.
The corresponding shares will be delivered, as appropriate, within a maximum period of seven months from the end of the last year of each cycle.
(ii) Obligatory Investment Share Plan
This multiannual incentive plan is payable in shares of the Bank and is conditional upon compliance with certain requisites relating to investments and length of service at the Group.
The beneficiaries of the plan, which currently total 36, are the executive directors and other members of the Bank’s senior management, together with other principal executives of the Santander Group.
This plan is structured in three-year cycles which start each year. The beneficiaries of the plan must use 10% of their gross annual variable remuneration (or bonus) to acquire shares of the Bank on the market (the “Obligatory Investment”).
Participants who hold the shares acquired through the Obligatory Investment and remain in the Group’s employ for three years from the date on which the Obligatory Investment is made will be entitled to receive the same number of Bank shares as that composing their initial Obligatory Investment.
The shares will be delivered within a maximum period of one month from the third anniversary of the date on which the Obligatory Investment was made.
(iii) Selective Share Delivery Plan
This plan envisages the selective delivery of shares in special circumstances relating to the hiring or retention of employees. All employees and executives, except for the Bank’s executive directors, can be beneficiaries, provided that they have completed a minimum of three to four years of service at the Group. Each participant will be entitled to receive the shares upon completion of the minimum period of service.
(iv) Minimum Investment Programme
This programme consists of the obligation of the Group’s top 36 executives (including executive directors) to hold Bank shares equal to one year’s fixed remuneration. This amount must be reached within a maximum period of five years.
ii. Abbey
The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds					Date of	Date of
	Number of	Sterling (*)		Employee	Number of		Commencement	Expiry
	Shares	Exercise Price	Year Granted	Group	Persons		of Exercise Period	of Exercise Period
Plans outstanding at 1 January 2006	14,122,681	3.41

Options granted (MTIP)	2,825,123	7.50	2005 and 2006	Managers	174		First half of 2008	First half of 2008

Options exercised	(5,214,171)	3.41
Of which:
Executive Options	(87,659)	4.07
Employee Options	(33,000)	5.90
Sharesave	(5.093,512)	3.38

Options cancelled (net) or not exercised	(1,379,401)	—

Plans outstanding at 31 December 2006	10,354,232	4.32
Of which:
Executive Options	178,026	4.11	2003-2004	Managers	13		26/03/06	24/03/13
Sharesave	7,638,791	3.32	1998-2004	Employees	4,512 (**	)	01/04/06	01/09/11
MTIP	2,537,415	7.39	2005 and 2006	Managers	170		First half of 2008	First half of 2008

Options exercised	(1,120,360)	3.39
Of which:
Executive Options	(16,651)	3.72
Sharesave	(1,103,709)	3.38

Options cancelled (net) or not exercised	(421,701)	—
Of which:
Executive Options	(258,407)
Sharesave	(163,294)

Plans outstanding at 31 March 2007	8,812,171	5.84
Of which:
Executive Options	161,375	4.15	2003-2004	Managers	9		26/3/06	24/03/13
Sharesave	6,276,675	5.30	1998-2004	Employees	2,660		1/04/06	01/09/11
MTIP	2,374,121	7.39	2005 and 2006	Managers	167		First half of 2008	First half of 2008

(*)	At 31 March 2007, the euro/pound sterling exchange rate was EUR 1.471/GBP 1.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.
In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the Annual General Meeting on 17 June 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The Board of Directors, after obtaining a favourable report from the Appointments and Remuneration Committee, will submit this amendment for ratification by the shareholders at the Annual General Meeting.

iii. Fair value
The fair value of each option granted by the Group is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These experts used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Bank shares and the shares of comparable banks. The fair value of the options granted was calculated as the average value resulting from the two valuations.
With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately the amount recognised in the income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognised regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.
The fair value of each option granted by Abbey was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	31/03/07	31/12/06
Risk-free interest rate	4.5%-5.0%	4.5%-5.0%
Dividend increase, based solely on the average increase since 1989	10%	10%

Volatility of underlying shares based on historical volatility over 5 years	17.70%-19.85%	17.70%-19.85%
Expected life of options granted under:
Employee Sharesave Plan	3, 5 and 7 years	3, 5 and 7 years
Executive Share Option Plan	10 years	10 years
Employee Share Option Plan	10 years	10 years
Medium-Term Incentive Plan	3 years	3 years
50. Other general administrative expenses
a)	Breakdown

The breakdown of the balance of “Other General Administrative Expenses” is as follows:

	Thousands of Euros
	31/03/07	31/03/06
Property, fixtures and supplies	246	247
Other administrative expenses	266	200
Technology and systems	99	104
Advertising	136	117
Communications	85	94
Technical reports	69	53
Per diems and travel expenses	66	60
Taxes other than income tax	74	57
Surveillance and cash courier services	50	46
Insurance premiums	9	9

	1,100	987

51. Other operating expenses
The balance of “Other Operating Expenses” includes basically the contribution to the Deposit Guarantee Fund.
52. Other gains and Other losses
“Other Gains” and “Other Losses” include the income and expenses arising from non-ordinary activities not included in other items.
53. Other disclosures
a)	Residual maturity periods and average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets at 31 March 2007 is as follows:

	31 March 2007
	Millions of Euros
								Average
		Within 1	1 to 3	3 to 12	1 to 5	After 5		Interest
	Demand	Month	Months	Months	Years	Years	Total	Rate
Assets:
Cash and balances with central banks	11,857	2,535	—	—	—	608	15,000	4.17%
Available-for-sale financial assets:	10	1,243	1,558	5,230	8,334	9,466	25,841	6.01%
Debt instruments
Loans and advances to credit institutions	5,895	34,085	9,043	3,304	2,748	2,982	58,057	4.18%
Loans and advances to customers	10,948	18,297	27,679	56,275	104,338	272,604	490,141	6.11%
Debt instruments	569	1	—	29	—	323	922	4.43%
Other financial assets	4,931	3,987	8	1,314	353	1,830	12,423	—

	34,210	60,150	38,288	66,152	115,773	287,813	602,387	5.86%

Liabilities:
Financial liabilities at amortised cost:
Deposits from central banks	13	7,884	1,356	2,063	95	—	11,411	5.54%
Deposits from credit institutions	7,906	16,174	9,012	9,673	3,781	3,116	49,662	4.43%
Customer deposits	180,589	64,627	25,054	28,416	10,558	3,311	312,555	4.08%
Marketable debt securities	317	10,157	13,917	18,346	68,906	76,057	187,699	3.99%
Subordinated liabilities	264	42	1,889	517	7,195	23,448	33,355	5.69%
Other financial liabilities	8,785	5,723	2,230	1,988	178	670	19,574	N/A

	197,874	104,606	53,458	61,004	90,713	106,602	614,256	4.20%

Difference (assets less liabilities)	(163,664)	(44,456)	(15,170)	5,148	25,060	181,212	(11,869)

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, at 31 March 2007, is as follows:

	Equivalent Value in
	Millions of Euros
	Assets	Liabilities
Cash and balances with central banks	11,463	—
Financial assets and liabilities held for trading	136,478	108,807
Other financial instruments at fair value	10,439	12,265
Available-for-sale financial assets	14,169	—
Loans and receivables	253,619	—
Investments	2,449	—
Tangible assets	4,603	—
Intangible assets	13,478	—
Financial liabilities at amortised cost	—	310,440
Liabilities under insurance contracts	—	2,270
Other	8,522	18,616

	455,220	452,397

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables and held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives having as their underlyings equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at period:

	Millions of Euros
	31/03/07		31/12/06
	Carrying		Carrying
Assets	Amount	Fair Value	Amount	Fair Value
Loans and receivables:
Loans and advances to credit institutions	58,057	58,056	45,361	45,359
Money market operations through counterparties	—	—	200	200
Loans and advances to customers	490,141	492,522	484,790	487,533
Debt instruments	922	922	622	622
Other financial assets	12,424	12,375	13,076	13,076

	561,544	563,875	544,049	546,790

ii) Financial liabilities measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at period-end:

	Millions of Euros
	31/03/07		31/12/06
	Carrying		Carrying
Liabilities	Amount	Fair Value	Amount	Fair Value
Financial liabilities at amortised cost:
Deposits from central banks	11,411	11,411	16,530	16,528
Deposits from credit institutions	49,662	49,603	56,816	56,826
Money market operations through counterparties	—	—	—	—
Customer deposits (*)	312,555	312,279	314,377	314,320
Marketable debt securities	187,699	187,749	174,409	174,878
Subordinated liabilities	33,355	34,195	30,423	31,822
Other financial liabilities	19,574	19,527	12,748	12,752

	614,256	614,764	605,303	607,126

(*) For these purposes, the fair value of customer demand deposits is taken to be the same as their carrying amount.

54.Geographical and business segment reporting
a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises four segments: three operating areas plus the Financial Management and Holdings Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America, based on the location of our assets.

The Continental Europe area encompasses all the Commercial Banking (including the Private Banking entity Banif), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of Abbey. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialised units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business.

The Financial Management and Holdings segment includes the centralised management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitisations. As the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with other businesses.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Consequently, the sum of the figures in the income statements of the various segments is equal to those in the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are classified under “Loans and Advances to Credit Institutions/Deposits from Credit Institutions” and, therefore, the sum of these line items exceeds the figure for the consolidated Group.

Additionally, for segment presentation purposes the equity of each geographical unit is that reflected in the related individual financial statements and is offset by a capital endowment made by the Financial Management and Holdings Unit which, as explained earlier, acts as the holding unit for the other businesses and, therefore, reflects the Group’s total equity.

There are no customers located in areas other than those in which our assets are located that generate income exceeding 10% of gross income.

The summarised balance sheets and income statements of the various geographical segments are as follows:

	Millions of Euros
	31/03/07					31/03/06
				Financial					Financial
	Continental			Management and		Continental			Management and
(Summarised) Balance Sheet	Europe	Abbey	Latin America	Holdings	Total	Europe	Abbey	Latin America	Holdings	Total
Loans and advances to customers	278,028	192,666	59,399	718	530,811	223,323	173,841	53,530	704	451,397
Financial assets held for trading (excluding loans and advances)	32,487	59,273	24,183	1,180	117,123	24,243	61,735	25,209	1,256	112,442
Available-for-sale financial assets	10,449	23	13,638	9,960	34,071	14,384	20	16,087	42,534	73,025
Loans and advances to credit institutions	73,969	22,244	23,420	23,208	142,841	63,549	16,575	27,421	16,011	123,556
Non-current assets	4,697	4,945	1,689	1,356	12,687	4,655	5,044	1,364	1,099	12,162
Other asset accounts	16,801	7,551	20,865	144,840	190,056	15,628	42,529	18,844	110,458	187,459

Total assets/liabilities	416,430	286,702	143,194	181,263	1,027,590	345,782	299,744	142,455	172,061	960,041

Customer deposits	139,144	112,292	75,488	187	327,111	127,670	109,039	66,929	617	304,255
Marketable debt securities	52,815	82,528	4,367	82,731	222,441	31,112	61,049	6,337	62,202	160,700
Subordinated liabilities	2,386	9,216	2,450	19,303	33,355	2,251	11,045	1,077	14,612	28,984
Liabilities under insurance contracts	9,761	11	2,259	—	12,030	6,820	35,912	1,837	—	44,569
Deposits from credit institutions	77,852	44,871	31,116	16,626	170,465	78,508	43,371	42,047	38,672	202,598
Other liability accounts	112,590	33,839	18,720	19,014	184,163	82,675	36,240	14,751	17,550	151,215
Equity	21,882	3,946	8,795	43,402	78,024	16,748	3,088	9,479	38,407	67,721

Off-balance-sheet customer funds	112,097	13,640	62,230	—	187,966	104,191	16,112	53,014	—	173,318

Total funds under management	306,442	217,675	144,534	102,221	770,873	265,224	197,245	127,356	77,432	667,256

	Millions of Euros
	31/03/07					31/03/06
				Financial					Financial
				Management					Management
(Summarised) Income Statement	Continental Europe	Abbey	Latin America	and Holdings	Total	Continental Europe	Abbey	Latin America	and Holdings	Total
NET INTEREST INCOME	1,856	572	1,471	(391)	3,509	1,440	509	1,225	(241)	2,933
Share of results of entities accounted for using the equity method	2	—	1	56	60	2	1	2	126	131
Net fee and commission income	1,115	251	709	12	2,087	855	252	634	(4)	1,738
Insurance activity income	39	—	57	(1)	95	33	—	33	—	66
Gains/losses on financial assets and liabilities and Exchange differences	288	131	205	(132)	492	229	109	196	(126)	408
GROSS INCOME	3,300	955	2,444	(455)	6,243	2,558	872	2,091	(245)	5,276
Sales and income from the provision of non-financial services (net of expenses) and Other operating income/expense	9	14	(36)	(5)	(18)	13	16	(24)	(2)	2
General administrative expenses	(1,076)	(467)	(973)	(126)	(2,642)	(959)	(476)	(917)	(111)	(2,464)
Personnel expenses	(718)	(261)	(523)	(48)	(1,551)	(654)	(272)	(499)	(58)	(1,483)
Other administrative expenses	(358)	(206)	(450)	(79)	(1,092)	(305)	(204)	(418)	(53)	(981)
Depreciation and amortisation	(136)	(25)	(80)	(67)	(308)	(124)	(27)	(75)	(54)	(280)
NET OPERATING INCOME	2,098	476	1,354	(653)	3,275	1,487	384	1,074	(412)	2,533
Net impairment losses	(276)	(81)	(329)	3	(683)	(238)	(88)	(182)	(3)	(512)
Other gains/losses	51	5	(2)	(144)	(90)	37	(1)	(9)	(40)	(12)
PROFIT/(LOSS) BEFORE TAX	1,873	400	1,023	(794)	2,503	1,286	295	883	(456)	(2,009)
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES	1,344	300	773	(489)	1,927	905	213	687	(229)	1,576
Profit from discontinued operations	—	—	—	—	—	40	31	7	—	79
CONSOLIDATED PROFIT FOR THE PERIOD	1,344	300	773	(489)	1,927	946	244	694	(229)	1,655
PROFIT ATTRIBUTED TO THE GROUP	1,317	300	681	(496)	1,802	898	244	618	(267)	1,493

b) Business segments
At this secondary level of segment reporting, the Group is structured into Commercial Banking, Asset Management and Insurance and Global Wholesale Banking; the sum of these three segments is equal to that of the three primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the Financial Management and Holdings segment.
The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using a relationship model specifically developed by the Group in recent years). The Asset Management and Insurance segment includes the contribution to the Group arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.
The summarised income statements and other significant data are as follows:

	Millions of Euros
	31/03/07					31/03/06
			Asset					Asset
		Global	Management	Financial			Global	Management	Financial
	Commercial	Wholesale	and	Management		Commercial	Wholesale	and	Management
(Summarised) Income Statement	Banking	Banking	Insurance	and Holdings	Total	Banking	Banking	Insurance	and Holdings	Total
NET INTEREST INCOME	3,562	12	325	(391)	3,509	2,881	9	284	(241)	2,933
Share of results of entities accounted for using the equity method	4	—	—	56	60	5	—	—	126	131
Net fee and commission income	1,597	154	325	12	2,087	1,429	156	156	(4)	1,738
Insurance activity income	—	96	—	(1)	95	—	66	—	—	66
Gains/losses on financial assets and liabilities and Exchange differences	337	6	281	(132)	492	285	12	237	(126)	408
GROSS INCOME	5,499	268	931	(455)	6,243	4,600	244	677	(245)	5,276
Sales and income from the provision of non-financial services (net of expenses) and Other operating income/expense	(6)	—	(7)	(5)	(18)	13	—	(9)	(2)	2
General administrative expenses:	(2,241)	(88)	(186)	(126)	(2,642)	(2,104)	(80)	(169)	(111)	(2,464)
Personnel expenses	(1,339)	(48)	(116)	(48)	(1,551)	(1,273)	(45)	(106)	(58)	(1,483)
Other administrative expenses	(903)	(41)	(70)	(79)	(1,092)	(830)	(34)	(63)	(53)	(981)
Depreciation and amortisation	(214)	(7)	(21)	(67)	(308)	(205)	(4)	(17)	(54)	(280)
NET OPERATING INCOME	3,038	172	717	(653)	3,275	2,304	159	482	(412)	2,533
Net impairment losses	(732)	—	46	3	(683)	(463)	—	(46)	(3)	(512)
Other gains/losses	27	(5)	32	(144)	(90)	(6)	(2)	36	(40)	(12)
PROFIT/(LOSS) BEFORE TAX	2,334	167	795	(794)	2,503	1,835	158	472	(456)	2,009

Other aggregates:
Total assets	674,358	17,796	154,173	181,263	1,027,590	635,750	9,835	142,395	172,061	960,041
Loans and advances to customers	484,443	142	45,508	718	530,811	416,371	162	34,161	704	451,397
Customer deposits	284,807	—	42,117	187	327,111	257,117	1	46,520	617	304,255

55. Related-party transactions
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its Board of Directors and the General Managers, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s Board of Directors, the Bank’s General Managers, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or were charged to the related compensation in kind.

	Millions of Euros
	31/03/07
	Associates and
	Jointly	Members of the
	Controlled	Board of	General	Other Related
	Entities	Directors	Managers	Parties
Assets:
Loans and advances to credit institutions	2,681	—	—	101
Loans and advances to customers	130	2	10	1,963
Debt instruments	92	—	—	20

Liabilities:
Deposits from credit institutions	(145)	—	—	(150)
Customer deposits	(230)	(49)	(15)	(409)
Marketable debt securities	(54)	—	—	(154)
Subordinated liabilities	(95)	—	—	—

Income statement:
Interest and similar income	25	—	—	25
Interest expense and similar charges	(7)	—	—	(7)
Gains/losses on financial assets and liabilities	—	—	—	(1)
Fee and commission income	13	—	—	2
Fee and commission expense	(10)	—	—	—

Other:
Contingent liabilities	148	—	2	871
Contingent commitments	387	—	1	2
Derivative financial instruments	6,572	—	—	984

56. Risk management
Efficient risk management is an essential requisite for the sustainable creation of value by financial institutions.
Risk management must be aimed not at eliminating risk, since this constitutes a fundamental basis of income from finance activities, but rather at efficiently controlling, intermediating and governing risk within the tolerance limits defined by the entity.
The Group bases its risk management policy on the following principles:
1.
Independence of the risk function with respect to the business. The head of the Group’s Risk Division, Mr. Matías Rodríguez Inciarte, as third deputy chairman of the Group and chairman of the Risk Standing Committee, reports directly to the Executive Committee and the Board.

2.
At the same time, while maintaining the aforementioned principle of independence, the commitment to effective and efficient service to business, providing the support required to achieve the commercial objectives without impairing the quality of risk through the identification of value creating business opportunities. Accordingly, the organisational structure is adapted to the commercial structure seeking cooperation between business and risk managers.

3.
Executive capacity of the risk function supported by knowledge of and proximity to customers, in parallel with the business manager, and by decisions taken collectively through the related Risk Committees.

4.	Support to senior management in the definition of the risk philosophy and risk tolerance level based on the business strategy.

5.	Support to financial management in the measurement of risk of the various business activities, the measurement of return on risk-adjusted capital and the creation of value in the Group’s businesses.

6.	Global scope, without detriment to specialisation by risk type or customer segment.

7.	Collective decisions (even at branch level) which ensure different opinions are taken into account and avoid jeopardising results through decisions taken individually.

8.	Medium-low risk profile as a target, emphasising its low volatility or predictability, which entails a culture consistent with a series of policies and procedures, including most notably:
a.	Strong emphasis on risk monitoring to prevent loan impairment sufficiently in advance.

b.	Diversification of risk, limiting risk concentration on customers, groups, sectors, products or geographical locations.

c.	Avoidance of exposure to companies with insufficient credit ratings or scorings, even when this might entail a risk premium proportionate to the internal rating.
For many years the Group has managed risk using a series of techniques and tools which are detailed throughout this section. These include most notably, because of the foresight with which Santander implemented them and their compliance with BIS II, the following:

1.
Internal ratings and scorings, based on qualitative and quantitative weighting of risk, which, by assessing the various risk components by customer and transaction, make it possible to estimate, firstly, probability of default and, subsequently, expected loss, based on LGD estimates.

2.	Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed.
3.	Return on risk-adjusted capital (RORAC), which is used both as a transaction pricing tool (bottom-up) and in the analysis of portfolios and units (top-down).
4.	Value at Risk, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.
5.	Stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.
a)	Organisation of the risk function

The bodies reporting to the Board of Directors have the capabilities, diversity of knowledge and experience required to discharge their functions in the efficient, objective and independent manner required to oversee the development of the Organisation’s overall strategy, and decisions taken by senior management which, in turn, establishes business plans, supervises decisions regarding the day-to-day business activities, and ensures they are in line with the objectives and policies determined by the Board.

The duties performed by the Risk Standing Committee are as follows:
1.	To propose to the Board the risk policy for the Group, which will include in particular:
a.
The various types of risk (operational, technological, financial, legal and reputational, inter alia) facing the Group, including in the financial or economic risks, contingent liabilities and other off-balance-sheet items;

b.	The information and internal control systems to be used to control and manage the aforementioned risks;

c.	The level of risk deemed acceptable by the Group;

d.	The measures envisaged to mitigate the impact of the identified risks in the event that they materialise.
2.	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.
3.
To ascertain and authorise, where appropriate, the management tools, improvement initiatives, project development and any other significant risk control actions, specifically including the characteristics and behaviour of the internal risk models and the result of their internal valuation.

4.	To assess and implement the indications issued by the supervisory authorities in the performance of its functions.

5.	To ensure that the Group’s actions are consistent with the level of risk tolerance established and to empower lower-ranking Committees or executives to assume risks.
6.
To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories in favour of economic groups or in relation to exposure by type of risk.

The activities of the Risk Standing Committee encompass all the types of risk: credit, market, operational, liquidity, reputational, and other risks.
Although Banesto has been granted autonomous risk management powers in the Santander Group, the Executive Committee ensures that its risk management policy is consistent with the Group’s policies.
The Risk Division reports directly to the third Vice-Chairman and the Chairman of the Risk Standing Committee.
The Group’s Risk Division is divided into two Units:
•	The Risk Unit.

•	The Internal Risk Control and Integrated Risk Assessment Unit.
The Risk Unit is responsible for the executive functions of credit and financial risk management and is adapted, by customer type, activity and geographical area, to the structure of the business (global view/local view).
The Internal Risk Control and Integrated Risk Assessment Unit has the responsibilities and functions characteristic of an independent unit. In keeping with the New Basel Capital Accord (BIS II), it is entrusted with the control and assessment of risk in its various dimensions, with the explicit task of ensuring the validation and monitoring of the internal risk models and of the internal models for calculation of the Group’s capital, and it is responsible for compliance with the requirements established in Pillars 1, 2 and 3 of Basel II for the Group as a whole.
b)	Global risk profile analysis

The detail, by type of risk and business unit, of the Group’s risk profile at 31 March 2007, taking into account all its activities and measured in terms of use of economic capital, is shown in the tables below:

Credit risk	48%
Market risk on equities	16%
Other market risks	8%
Structural interest risk	8%
Business risk	8%
Operational risk	7%
Other risks	5%

Latin America	31%
Financial Management and Holdings	26%
Santander Network in Spain	11%
Banesto	7%
Wholesale Banking in Spain	5%
Abbey	5%
Santander Consumer	5%
Portugal	4%
Other	6%
The proportion of credit exposure decreased slightly with respect to December 2006, although it continues to be the main source of risk, accounting for 48% of total economic capital. The share of market risk increased due mainly to the rise in non-trading equities. The share of the other risks remained substantially unchanged. “Other Risks” includes the risk relating to non-lending assets (non-current assets and other balance sheet items).
c)	Credit risk

Credit risk is based on the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

The Group has a series of credit risk management policies aimed at managing and controlling credit risk within the risk tolerance level determined by the entity.

In order to enhance compliance with the credit risk management policies defined by the Group, several tools have been developed (information systems, rating and monitoring systems, measurement models, recovery management systems, etc.) which enable the most effective treatment of risk based on the type of customer.

Credit risk at Santander is managed on an integrated basis in terms of both the measurement and implementation thereof, taking into consideration its correlation with other risks (market, operational, reputational) and assessing the return on risk-adjusted capital of the various exposures.
The following table shows the global map of the credit risk, expressed in nominal amounts (with the exception of exposure in derivatives and repos, which is expressed in credit risk equivalent), to which the Group was exposed at 31 December 2006.

	Santander Group – Gross Credit Risk Exposure (a)
			Sovereign	Private
			Fixed-	Fixed-	Credit
	Customer	Drawable	Income	Income	Institutions	Drawable	Derivatives
	Drawdowns	by	(Excl.	(Excl.	Drawdowns	by Credit	and Repos
	(b)	Customers	Trad.)	Trad.)	(c)	Institutions	(REC) (d)	Total	%
Spain	257,464	57,053	10,253	5,263	12,622	948	14,907	358,510	48.1%
Parent bank	155,136	39,368	2,228	1,681	7,742	476	9,657	216,288	29.0%
Banesto	72,027	11,067	7,378	1,761	2,593	135	5,185	100,145	13.4%
Other	30,302	6,618	647	1,821	2,287	337	65	42,077	5.6%
Other European countries	231,470	11,579	772	1,093	4,170	1	13,325	262,410	35.2%
Germany	15,547	1,668	0	41	284	0	5	17,545	2.4%
Portugal	22,949	5,785	664	114	1,472	1	1,810	32,794	4.4%
UK	164,513	2,702	0	875	1,036	0	11,389	180,515	24.2%
Other	28,462	1,425	108	62	1,378	0	121	31,556	4.2%
Latin America	61,542	21,027	13,890	2,128	12,555	763	5,124	117,029	15.7%
Brazil	16,440	4,002	5,420	597	2,904	0	1,677	31,041	4.2%
Chile	15,890	3,239	149	513	1,453	1	1,899	23,145	3.1%
México	15,438	10,613	6,672	0	4,299	762	1,133	38,916	5.2%
Puerto Rico	6,882	1,355	259	818	134	0	332	9,779	1.3%
Venezuela	3,171	1,283	794	199	2,915	0	0	8,362	1.1%
Other	3,721	535	596	1	850	0	83	5,787	0.8%
Rest of the world	3,774	319	217	1,116	2,315	0	54	7,795	1.0%

Total Group	554,250	89,978	25,132	9,601	31,661	1,712	33,409	745,744	100%

% of total	74.3%	12.1%	3.4%	1.3%	4.2%	0.2%	4.5%	100.0%

(a)	Data at 31 December 2006. Excluding doubtful assets.

(b)	Excluding repos.

(c)	Excluding repos and assets held for trading.

(d)	Derivatives expressed in equivalent credit risk.

Spain accounts for 48% of the nominal credit risk exposure, a similar percentage to 2005, with absolute growth of 10% on December. The strong growth in the customer business in Spain (drawn-down balance up 31%) was offset by the decrease in sovereign fixed-income securities and in lending to credit institutions.
In the rest of Europe, which represents more than one third of credit risk exposure, most noteworthy is the presence in the United Kingdom through Abbey, which accounts for 24% of the exposure. Taken as a whole, Europe represents 83% of credit risk exposure. Latin America accounts for 16% of credit risk exposure, a similar weighting to 2005. Countries with higher credit ratings (investment grade) represent 61% of the exposure in the region, whereas countries with lower credit ratings represent only 6% of the Group’s exposure.
The rating distribution in the customer portfolio is typical of a bank which focuses predominantly on commercial banking. Most of the ratings below BBB relate to SME portfolios, consumer loans, cards and certain of the Group’s mortgage portfolios. These exposures are highly atomised, entail a lower proportional use of capital and have expected losses that are amply covered by the spread on transactions.
i. Customer segmentation for credit risk management
The table below details the distribution, by segment, of the credit risk exposure to customers in terms of EAD. Approximately 83% of total risk exposure to customers (excluding sovereign and counterparty risk) relates to the SME and individuals financing segments, which underlines the predictable nature of the Santander Group’s credit risk. The expected loss arising from customer exposure is 0.62%, as compared with 0.55% for the Group’s total credit risk exposure, and, accordingly, the credit risk assumed can be classified as medium-low.

Segmentation of Credit Risk Exposure
			Average	Average
	EAD	%	PD	LGD	EL
Sovereign	32,499	4.9%	0.06%	38.91%	0.02%
Counterparty	53,921	8.2%	0.25%	36.71%	0.09%
Public sector	2,585	0.4%	0.73%	20.90%	0.15%
Corporate	95,032	14.4%	0.77%	29.21%	0.22%
SMEs	137,463	20.8%	2.35%	32.89%	0.77%
Mortgages	249,902	37.8%	1.82%	6.83%	0.12%
Consumer loans	77,855	11.8%	6.04%	36.21%	2.19%
Cards	11,177	1.7%	5.31%	42.96%	2.28%
Other	981	0.1%	4.04%	62.43%	2.53%
Memorandum item – customers	574,995	86.9%	2.41%	25.78%	0.62%

Total	661,416	100.0%	2.12%	25.90%	0.55%

Source: MIR March 2007 – millions of euros
The organisation of the Group’s risk function is customer-centric. To this end, customers are classified for the purpose of risk management into two major groups or segments: individualised and standardised.

The Wholesale and Corporate Banking Risk Area deals with the Group’s global customers, (Large Corporations, Multinational Financial Groups) and the individualised company segment.
For large corporate groups, a pre-classification model is used (which sets a maximum internal risk limit), based on an economic capital measurement and monitoring system. Financial institutions are subject to specialised treatment.
The Wholesale and Corporate Banking Risk Area continues to encourage the identification of business opportunities to enhance the Group’s business approach by setting common business and risk targets, in keeping with the business area support strategy.
The pre-classification model implemented for these segments in the past, which is aimed at companies meeting certain requirements (high level of knowledge and credit rating), has once again contributed positively to the improved efficiency of the loan approval circuits, enabling customers’ needs to be met more swiftly.
The Standardised Risk Area deals with retail customers (small enterprises, businesses and individuals), which are managed locally using centrally-designed policies and guidelines and with the support of automatic assessment and decision systems which permit efficient and cost-effective risk treatment.

		Assessment	Analysis
	Management	Tool	Approach
Sovereign, Financial Institutions and Global Corporations	Centralised - Group	Rating	Automatic assessment + analyst adjustment
Local Corporations	Centralised - Entity	Rating	Automatic assessment + analyst adjustment
Individualised Enterprises and Private Institutions	Decentralised	Rating	Automatic assessment + analyst adjustment
Microenterprises and Businesses	Decentralised	Scoring	Automatic assessment
Individuals	Decentralised	Scoring	Automatic assessment
ii. Rating tools
Since 1993 the Group has used proprietary internal rating models to measure the degree of risk inherent in a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. More than 140 internal rating models are used in the Group’s loan approval and risk monitoring process.
As regards the Bank’s operations in Spain, on an internal credit rating scale from 1 to 9 (9 being the highest score), more than 75% of the balances are held with companies with a credit rating of 6 or above.
iii. Quantification of risk appetite
The Santander Group’s risk policy focuses on maintaining a predictable medium-low risk profile for both credit and market risk.
The Group’s target rating, i.e. the desired level of solvency, is AA. Accordingly, the use of capital at risk is calculated with the aforementioned solvency level using a 99.97% confidence level.

With regard to credit risk, this qualitative objective can be quantified in terms of expected loss. Thus, the target expected loss (cost of credit or risk premium) for the business in Spain should be around 0.40% of credit risk exposure, and that for the Group as a whole should not exceed 0.75%.
iv. Concentration risk
The Group constantly monitors the degree of concentration, by geographical area/country, economic sector, product and customer group, of its credit risk portfolios.
The Risk Standing Committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.
d)	Market risk
i. Activities subject to financial risks
The measurement, control and monitoring of financial risks cover all types of operations where net worth risk is assumed. The risk arises from changes in the price of risk factors – interest rate, foreign currency, equities and the volatility thereof – and from the solvency and liquidity risk of the various products and markets in which the Group operates.
The activities are segmented by risk type as follows:
•	Trading: this item includes financial services for customers, trading operations and short-term positioning in liquid fixed-income, equity and foreign currency products.

•
Balance sheet management: interest rate risk and liquidity risk arising as a result of the maturity and repricing gaps of assets and liabilities. This item also includes the active management of the credit risk inherent in the Group’s balance sheet.

•	Structural risk:

Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.
The Treasury area is responsible for managing the positions taken in the trading activity.
The Financial Management area is responsible for managing the balance sheet management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Group operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent’s risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO Committees in the respective countries and, ultimately, by the Parent’s Markets Committee.

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.
Each of these activities is measured and analysed using different tools in order to reflect their risk profiles as accurately as possible.
ii. Methodologies
(a) Trading
The standard methodology applied to trading activities by the Santander Group in 2006 was Value at Risk (VaR) based on the standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were applied that enable the most recent developments that condition the level of risk assumed to be quickly and efficiently included.
VaR is not the only measure. It is used because it is easy to calculate and because of its capacity to measure the level of risk incurred by the Group, but other indicators are used simultaneously enabling the Group to exercise greater risk control in all the markets in which it operates.
One of these tools is scenario analysis, which consists of establishing alternative assumptions regarding changes in financial variables and determining their impact on results. These scenarios can replicate past events (such as crises) or situations that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) and, together with VaR, a much more complete spectrum of the risk profile can be obtained.
The positions are monitored on a daily basis through an exhaustive control of the changes in the portfolios in order to detect possible incidences for their immediate correction. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to see and detect the impact of changes in financial variables or portfolios.
(b) Balance sheet management
1.	Interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and repricing gaps in the different balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products. This activity acquires particular importance in low-interest scenarios (such as that prevailing today), when the margins of commercial banking are subject to downward pressure.

The measures used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital, Value at Risk (VaR) and scenario analysis.

(i)	Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk to be detected in the different maturity periods. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.

All the on- and off-balance-sheet aggregates are broken down so that they can be placed at the point of repricing or maturity. In the case of the aggregates that do not have a contractual maturity date, an internal model is used to analyse and estimate the duration and sensitivity thereof.

(ii)	Sensitivity of net interest margin (NIM)

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

(iii)	Sensitivity of market value of equity (MVE)

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

(iv)	Value at Risk (VaR)

The Value at Risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for Trading: historical simulation with a confidence interval of 99% and a time horizon of one day. Statistical adjustments were made to enable the effective and rapid incorporation of the most recent events that determine the level of risk assumed.

(v)	Scenario analysis

Two interest rate performance scenarios are established: maximum volatility and sudden crisis. These scenarios are applied to the activities under analysis, thus obtaining the impact on the market value of equity and the net interest margin projections for the year.

2.	Liquidity risk

Liquidity risk is associated with the Group’s capacity to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Group permanently monitors maximum gap profiles.

The measures used to control liquidity risk in Balance Sheet Management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

(i)	Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a given period for each currency in which the Group operates. The gap measures cash requirements or surpluses at a given date and reflects the liquidity level maintained under normal market conditions.

The Group conducts two types of liquidity gap analyses:
•
Contractual liquidity gap: all the on- and off-balance-sheet items are analysed, provided that they generate cash flows, and placed at the point of contractual maturity. For assets and liabilities without contractual maturities, an internal analysis model is used based on a statistical study of the time series of the products, and the so-called stable or instable balance for liquidity purposes is determined.

•
Operational liquidity gap: this is a scenario in normal liquidity profile conditions, since the cash flows of the on-balance-sheet items are placed in the point of probable liquidity rather than in the point of contractual maturity. In this analysis the definition of behaviour scenario (renewal of liabilities, discounts in portfolio disposals, renewal of assets, etc.) is the fundamental point.

(ii)	Liquidity ratios

The liquidity ratio compares liquid assets available for sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio shows, by functional currency, the level of immediate response of the Group to firm commitments.

Cumulative net illiquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap and placing liquid assets in the point of settlement or transfer rather than in the point of maturity.

Short-term leverage (“STL”) measures the percentage of short-term financing and is calculated as the ratio of net financing to third parties with instruments maturing within three months to total net debt.

(iii)	Scenario analysis/Contingency Plan

The Group’s liquidity management focuses on adopting all the measures required to prevent a crisis. It is not always possible to predict the causes of a liquidity crisis and, accordingly, contingency plans focus on the modelling of potential crises by analysing various scenarios, identifying crisis types, internal and external communications, and individual responsibilities.

The Contingency Plan covers the activity of a local unit and of the head offices. At the first sign of crisis, it specifies clear lines of communication and suggests a wide range of responses to different levels of crisis.

Since a crisis can occur locally or globally, each local unit must prepare a Contingency Funding Plan, in which it indicates the amount of aid or funding that might be required from headquarters during a crisis. Each local unit must inform headquarters (Madrid) of its Contingency Plan at least every six months so that it can be reviewed and updated. However, these plans must be updated more frequently if market conditions make this advisable.

(c)	Structural foreign currency risk / Hedges of results / Structural equities risk
These activities are monitored by measuring positions, VaR and results.
iii. Risks and results in the first quarter of 2007
(a)	Trading
The average VaR profile assumed in the first quarter of 2007 was EUR 32.5 million.
(b)	Balance sheet management
1. Convertible currency (including Abbey)
At the end of March 2007, in the convertible currency balance sheet, the sensitivity of the net interest margin at one year to parallel increases of 100 b.p. was negative by EUR 187 million, the Bank being the greatest contributor. The first quarter of 2007 was marked by a slight increase in the sensitivity of the net interest margin with respect to 2006.
For the same perimeter the sensitivity of the value to parallel increases of 100 b.p. in the curve amounted to EUR 288 million at the end of March 2007 and was concentrated mainly on the Bank. The decrease with respect to 2006 arose basically in the GBP-denominated balance sheet due to the unification of the treatment of “Customer Deposits”.
2. Latin America
The interest rate risk in Balance Sheet Management portfolios in Latin America, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, remained at low levels throughout the first quarter of 2007, fluctuating within a narrow band, with a maximum of EUR 20 million in January. Measured in terms of value sensitivity, it fluctuated within a wider band, between EUR 356.8 million and EUR 391 million, and the principal changes were due to the portfolio restructuring in Mexico and local-currency government securities (both those bearing interest at actual rates and those indexed to inflation).
At the end of March 2007 the risk consumption for the region, measured as the MVE sensitivity to 100 b.p., stood at EUR 356,8 million, while the net interest margin risk at one year, measured as the sensitivity of this margin to 100 b.p., stood at EUR 16,2 million. These two amounts are very similar to those reached in December 2006.

e)	Operational risk
The Group defines operational risk as “the risk of loss resulting from deficiencies or failures of internal processes, human resources or systems or that arising due to external causes”. This risk relates to events of a purely operational nature, which differentiates it from market or credit risk. The Group’s aim in operational risk control and management is to identify, assess, mitigate and monitor this risk.
The overriding requirement for the Group, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also facilitates its management, since it enables priorities to be established and decisions to be hierarchised.
In principle, the Group has chosen to calculate its operational risk capital using the Standardised Approach; however, it does not rule out the possibility of resorting to the Internal Model in the future.
The organisational structure of operational risk at the Santander Group is based on the following principles: (i) the Risk Division discharges the function of assessing and controlling this risk; (ii) the Central Unit, within the Risk Division, that supervises operational risk is responsible for the Entity’s global corporate programme; (iii) the effective operational risk management structure is based on the knowledge and experience of the executives and professionals in the Group’s various areas and units, a major role being played by the operational risk coordinators, the key figures in this organisational framework.
This organisational framework meets the qualitative criteria of the New Basel Capital Accord (BIS II document, revised June 2004) for Standardised and Advanced Measurement Approaches and of the CEBS document of June 2005 issued by the Expert Group on the Capital Requirements Directive. In this connection, the independence of Internal Audit vis-à-vis operational risk management is maintained, without detriment to the effective review performed by it of the operational risk management structure.
f)	Reputational risk
The Santander Group considers the reputational risk function to be an essential component of the risk management function in all areas of its organisation. The main body responsible for managing reputational risk is the Global New Products Committee. Any new product or service that a Santander Group entity intends to market must be authorised by this Committee.
A Local New Products Committee is set up in each country in which a Santander Group entity is based. Once a new product or service has undergone the required procedures, this Committee must seek the approval of the Global New Products Committee. In Spain, the functions of the Local New Products Committee are discharged by the Global New Products Committee.
The areas represented on the Global New Products Committee are: Tax Advisory, Legal Advisory, Customer Care, Internal Audit, Commercial Banking, Global Corporate Banking, International Private Banking, Compliance, the Controller’s Unit, Financial Transactions and Markets, Operations and Services, Global Wholesale Banking Risks, Wholesale and Corporate Banking Risks, Lending Risks, Financial Risks, Methodology, Processes and Infrastructure Risks, Operational Risk, Technology, Global Treasury and, lastly, the unit proposing the new product or a representative of the Local New Products Committee.

Before a new product or service is launched, the aforementioned areas, together with any independent experts required to correctly evaluate the risks incurred, conduct an exhaustive analysis of all the matters involved and express their opinion as to whether the product or service should be marketed.
On the basis of the documentation received, the Global New Products Committee, after checking that all requirements for the approval of the new product or service have been met and considering the risk guidelines established by the Santander Group’s Risk Standing Committee, either approves, rejects or sets conditions for the proposed new product or service.
The Global New Products Committee pays particular attention to the suitability of the new product or service for the environment in which it is to be marketed.
57. Explanation added for translation to English
These consolidated interim financial statements and explanatory notes are presented on the basis of IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004. Certain accounting practices applied by the Group that conform with IFRS may not conform with other generally accepted accounting principles.

Appendix I
Subsidiaries of Banco Santander Central Hispano, S.A. (1)
This Appendix contains the same information as the corresponding Appendix to the Group’s financial statements for the year ended 31 December 2006, except for:
1.	The inclusion of the companies acquired in the first quarter of 2007, with capital, reserves and net profit/loss figures at 31 December 2006, and of the companies incorporated in that period.

2.	The elimination of the entities that are no longer classified as subsidiaries due to the sale, liquidation, dissolution, merger, etc. thereof in the first quarter of 2007.

3.	The modification of certain company names that changed in the first quarter of 2007; in this case, for greater clarity, the former company name is indicated.

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
A N (123) plc	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	1,524	15	1,260
Abbey Business Services (India) Private Limited	India	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a )	—	FINANCE	—	—	—
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(a )	—	FINANCE	—	—	—
Abbey Covered Bonds LLP	United Kingdom	—	(a )	—	FINANCE	3	40	—
Abbey National (America) Holdings Inc.	United States	—	100.00%	100.00%	HOLDING COMPANY	34	—	34
Abbey National (America) Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	34	—	35
Abbey National (Gibraltar) Limited	Gibraltar	—	100.00%	100.00%	FINANCE	7	—	7
Abbey National (Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	28	—	24
Abbey National Alpha Investments	United Kingdom	—	100.00%	100.00%	FINANCE	67	—	67
Abbey National American Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	396	13	377
Abbey National Asset Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	12	2	12
Abbey National Baker Street Investments	United Kingdom	—	100.00%	100.00%	FINANCE	184	—	183
Abbey National Beta Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	153	5	126
Abbey National Business Asset Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Abbey National Business Cashflow Finance Limited	United Kingdom	—	100.00%	100.00%	FACTORING	9	—	6
Abbey National Business Equipment Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	8
Abbey National Business Leasing Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
Abbey National Business Office Equipment Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	7	—	—
Abbey National Business Sales Aid Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	1	—	—
Abbey National Business Vendor Plan Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Abbey National Capital LP I	United States	—	(a )	—	FINANCE	—	—	—
Abbey National Charitable Trust Limited	United Kingdom	—	100.00%	100.00%	CHARITABLE SERVICES	—	—	—
Abbey National Credit and Payment Services Limited	United Kingdom	—	100.00%	100.00%	SERVICES	—	—	—
Abbey National Employment Services Inc.	United States	—	100.00%	100.00%	EMPLOYMENT SERVICES	—	—	—
Abbey National Financial and Investment Services (Jersey) Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Abbey National Financial Investments 3 B.V.	Netherlands	—	100.00%	100.00%	FINANCE	3	—	1
Abbey National Financial Investments 4 B.V.	Netherlands	—	100.00%	100.00%	FINANCE	372	17	372
Abbey National Financial Investments No.2 Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Funded Unapproved Retirement Benefits Scheme Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National Funding plc	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National General Insurance Services Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	(56)	—	—
Abbey National Gibraltar (1986) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	8	—	7
Abbey National Global Investments	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National GP (Jersey) Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Graphics Services Limited	United Kingdom	—	100.00%	100.00%	MARKETING	—	—	—
Abbey National Group Pension Schemes Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National Guarantee Company	United Kingdom	—	100.00%	100.00%	LEASING	5	—	4
Abbey National Homes Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	(53)	—	—
Abbey National Independent Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National International Limited	Jersey	—	100.00%	100.00%	BANKING	267	33	222
Abbey National Investments	United Kingdom	—	100.00%	100.00%	FINANCE	170	6	158
Abbey National Investments Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(6)	(5)	—
Abbey National Jersey International Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	311	3	276
Abbey National June Leasing (5) Limited	United Kingdom	—	100.00%	100.00%	LEASING	1	—	—
Abbey National March Leasing (4) Limited	United Kingdom	—	100.00%	100.00%	LEASING	(25)	(2)	—
Abbey National Mortgage Finance plc	United Kingdom	—	100.00%	100.00%	SERVICES	—	—	—
Abbey National Nominees Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey National North America Corporation	United States	—	100.00%	100.00%	FINANCE	2	—	—
Abbey National North America Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey National North America LLC	United States	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Offshore Holdings Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	280	—	288
Abbey National PEP & ISA Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	79	14	55
Abbey National Personal Finance Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
Abbey National Personal Pensions Trustee Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Abbey National plc	United Kingdom	100.00%	—	100.00%	BANKING	4,508	(190)	12,614
Abbey National PLP (UK) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey National Properties (2) Limited	United Kingdom	—	100.00%	100.00%	LEASING	(3)	—	—
Abbey National Property Developments Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	—	—	—
Abbey National Property Investments	United Kingdom	—	100.00%	100.00%	FINANCE	399	29	206
Abbey National Property Services Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	(19)	—	—
Abbey National Secretariat Services (Jersey) Limited	Jersey	—	100.00%	100.00%	SERVICES	—	—	—
Abbey National Secretariat Services Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	—	—	—

2

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Abbey National Securities Inc.	United States	—	100.00%	100.00%	FINANCE	36	2	34
Abbey National September Leasing (3) Limited	United Kingdom	—	100.00%	100.00%	LEASING	(34)	12	—
Abbey National September Leasing (7) Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Abbey National Shelf Co. (4) Limited	United Kingdom	—	100.00%	100.00%	INACTIVE	—	—	—
Abbey National Sterling Capital plc	United Kingdom	—	100.00%	100.00%	FINANCE	4	—	—
Abbey National Treasury International (IOM) Limited	Isle of Man	—	100.00%	100.00%	BANKING	11	1	9
Abbey National Treasury Investments	United Kingdom	—	100.00%	100.00%	FINANCE	326	35	274
Abbey National Treasury Services (Australia) Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Abbey National Treasury Services (Trains Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	222	(7)	223
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	12
Abbey National Treasury Services Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	1,143	40	1,117
Abbey National Treasury Services Overseas Holdings	United Kingdom	—	100.00%	100.00%	SECURITIES INVESTMENT	1,461	160	1,516
Abbey National Treasury Services plc	United Kingdom	—	100.00%	100.00%	BANKING	3,794	95	4,243
Abbey National UK Investments	United Kingdom	—	100.00%	100.00%	FINANCE	1,095	38	903
Abbey National Unit Trust Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	51	22	22
Abbey National Wrap Managers Limited	United Kingdom	—	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	9	(5)	4
Abbey Stockbrokers (Nominees) Limited	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
Abbey Stockbrokers Limited	United Kingdom	—	100.00%	100.00%	FINANCE	8	—	8
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY	291	38	401
Administradora de Fondos de Pensiones y Cesantías Santander, S.A.	Colombia	—	100.00%	100.00%	PENSION FUND MANAGEMENT	30	11	92
AEH Purchasing, Ltd.	Ireland	—	(a )	—	SECURITISATION	—	—	—
Afinidad AFAP, S.A.	Uruguay	—	100.00%	100.00%	PENSION FUND MANAGEMENT	2	2	11
Afisa, S.A.	Chile	—	99.98%	99.99%	FUND MANAGEMENT COMPANY	7	1	3
Afore Santander, S.A. de C.V.	Mexico	—	74.97%	100.00%	PENSION FUND MANAGEMENT	44	21	2
AFP Bansander, S.A.	Chile	—	99.50%	100.00%	PENSION FUND MANAGEMENT	90	27	78
Agrícola Tabaibal, S.A.	Spain	—	65.61%	100.00%	AGRICULTURE AND LIVESTOCK	—	(1)	—
Agropecuaria Tapirapé, S.A.	Brazil	—	97.06%	99.07%	AGRICULTURE AND LIVESTOCK	2	—	—
AKB Marketing Services Sp. Z.o.o.	Poland	—	100.00%	100.00%	MARKETING	1	3	—
Alcaidesa Holding, S.A. (consolidated)	Spain	—	44.19%	50.01%	PROPERTY	21	25	28
Alce Tenedora, S.L.	Spain	99.99%	0.01%	100.00%	SECURITIES INVESTMENT	—	—	—
Aljarafe Golf, S.A.	Spain	—	70.40%	89.41%	PROPERTY	12	2	—
Aljardi SGPS, Lda.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	1,160	500	1,148
Almacenadora Serfin, S.A. de C.V.	Mexico	—	73.94%	98.64%	WAREHOUSING	1	—	2
Almacenadora Somex, S.A. de C.V.	Mexico	—	72.88%	97.24%	WAREHOUSING	7	1	1
Altair Finance, plc	Ireland	—	(a )	—	SECURITISATION	1	—	—
Altamira Funding LLC	United States	—	(a )	—	SECURITISATION	—	—	—
Altec, S.A.	Chile	—	100.00%	100.00%	IT SERVICES	6	—	21

3

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
América Latina Tecnología de Mexico, S.A. de C.V.	Mexico	100.00%	—	100.00%	IT SERVICES	78	(2)	67
AN Structured Issues Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
Andaluza de Inversiones, S.A.	Spain	—	100.00%	100.00%	HOLDING COMPANY	29	1	27
ANDSH Limited.	United Kingdom	—	100.00%	100.00%	FINANCE	3	—	3
ANFP (US) LLC	United States	—	100.00%	100.00%	FINANCE	—	—	—
ANIFA Limited	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
ANITCO Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Aparcamientos y Construcciones, S.A.	Spain	—	88.47%	100.00%	PROPERTY	2	—	2
Argenline, S.A.	Uruguay	—	100.00%	100.00%	FINANCE	—	—	—
Asesora de Titulización, S.A., S.G.F.T.	Spain	70.00%	29.55%	100.00%	ADVISORY SERVICES	2	—	2
Aurum, S.A.	Chile	1.00%	99.00%	100.00%	HOLDING COMPANY	(9)	—	63
Ausant Holding GmbH	Austria	—	99.92%	100.00%	HOLDING COMPANY	11	—	12
Ausant Merchant Participations GmbH	Austria	—	99.93%	100.00%	HOLDING COMPANY	345	8	—
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	—	74.00%	LEASING	30	(3)	22
B.R.S. Investment, S.A.	Argentina	—	100.00%	100.00%	HOLDING COMPANY	20	2	237
B2C Escaparate, S.L.	Spain	—	88.47%	100.00%	TECHNOLOGY	(1)	—	13
Baker Street Risk and Insurance (Guernsey) Limited	Guernsey	—	100.00%	100.00%	INSURANCE BROKER	11	—	3
Banco Alicantino de Comercio, S.A.	Spain	—	88.47%	100.00%	BANKING	9	—	8
Banco Banif, S.A.	Spain	100.00%	—	100.00%	BANKING	176	39	84
Banco de Albacete, S.A.	Spain	100.00%	—	100.00%	BANKING	11	—	9
Banco de Asunción, S.A.	Paraguay	—	99.33%	99.33%	BANKING	2	(1)	35
Banco de Venezuela, S.A., Banco Universal	Venezuela	96.78%	1.64%	98.42%	BANKING	417	160	124
Banco Español de Crédito, S.A.	Spain	87.33%	1.14%	88.48%	BANKING	2,970	1,487	1,261
Banco Madesant — Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	BANKING	1,325	62	1,159
Banco Río de la Plata,S.A.	Argentina	8.23%	91.07%	99.30%	BANKING	265	57	1,664
Banco Santander (Panamá), S.A.	Panama	—	100.00%	100.00%	BANKING	8	1	62
Banco Santander (Suisse), S.A.	Switzerland	—	99.96%	99.96%	BANKING	124	28	15
Banco Santander Bahamas International, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	1,139	(11)	785
Banco Santander Banespa, S.A.	Brazil	—	97.97%	97.97%	BANKING	2,626	227	3,127
Banco Santander Chile	Chile	—	76.73%	76.91%	BANKING	1,370	408	1,207
Banco Santander Colombia, S.A.	Colombia	—	97.64%	97.64%	BANKING	133	1	443
Banco Santander Consumer Portugal, S.A. (formerly Interbanco, S.A.)	Portugal	—	60.00%	60.00%	BANKING	68	12	125
Banco Santander de Negocios Portugal, S.A.	Portugal	—	99.85%	100.00%	BANKING	72	35	28
Banco Santander International	United States	95.90%	4.10%	100.00%	BANKING	147	21	74
Banco Santander Puerto Rico	Puerto Rico	—	90.59%	100.00%	BANKING	430	28	342
Banco Santander Totta, S.A.	Portugal	—	99.71%	99.86%	BANKING	1,453	336	2,342
Banco Santander, S.A.	Uruguay	90.93%	9.07%	100.00%	BANKING	31	11	50
Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	—	74.94%	99.99%	BANKING	2,883	646	1,265
Banco Totta de Angola, SARL	Angola	—	99.70%	99.98%	BANKING	44	12	19
Banespa, S.A. Corretora de Cambio e Titulos	Brazil	—	97.97%	100.00%	FINANCE	16	12	9

4

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Banespa, S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	—	97.97%	100.00%	INSURANCE BROKER	16	8	34
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	—	88.47%	100.00%	FUND MANAGEMENT COMPANY	2	—	2
Banesto Banco de Emisiones, S.A.	Spain	—	88.47%	100.00%	BANKING	99	1	86
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	—	88.47%	100.00%	FINANCE	86	11	31
Banesto Delaware, Ltd.	United States	—	88.47%	100.00%	FINANCE	—	—	—
Banesto e-Business, S.A.	Spain	—	88.47%	100.00%	SECURITIES INVESTMENT	—	—	—
Banesto Factoring, S.A. Establecimiento Financiero de Crédito	Spain	—	88.47%	100.00%	FACTORING	88	(4)	81
Banesto Finance, Ltd.	Cayman Islands	—	88.47%	100.00%	FINANCE	—	—	—
Banesto Financial Products, plc	Ireland	—	88.46%	99.99%	FINANCE	—	—	—
Banesto Issuances, Ltd.	Cayman Islands	—	88.47%	100.00%	FINANCE	1	—	—
Banesto Renting, S.A.	Spain	—	88.47%	100.00%	FINANCE	8	2	2
Banesto Securities, Inc.	United States	—	88.47%	100.00%	FINANCE	2	—	2
Banesto Servicios y Tecnología Aplicada, S.A.	Spain	—	88.47%	100.00%	SERVICES	4	—	4
Banesto, S.A.	Spain	—	88.47%	100.00%	FINANCE	—	—	—
Banif Gestión, S.A., S.G.I.I.C.	Spain	—	97.69%	100.00%	FUND MANAGEMENT COMPANY	8	1	2
Banif Inmobiliario, S.A. (Sole-Shareholder Company) (formerly Banif Inmobiliario, S.A.)	Spain	—	100.00%	100.00%	PROPERTY	—	—	—
Bansa Santander, S.A.	Chile	—	99.99%	100.00%	PROPERTY	5	(3)	24
Bansalease, S.A., E.F.C.	Spain	100.00%	—	100.00%	LEASING	82	8	57
Bansamex, S.A.	Spain	50.00%	—	50.00%	CARDS	2	—	1
Bansander, S.A. (Sole-Shareholder Company)	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Beta Cero, S.A.	Spain	—	77.85%	88.00%	FINANCE	—	—	—
Brazil Foreign Diversified Payment Rights Finance Company	Brazil	—	(a )	—	SECURITISATION	—	—	—
Brettwood Limited	Jersey	—	100.00%	100.00%	SERVICES	—	—	—
BST International Bank, Inc.	Puerto Rico	—	99.71%	100.00%	BANKING	268	9	4
Buhal Leasing, Ltd.	United Kingdom	100.00%	—	100.00%	LEASING	2	—	2
CA Premier Banking Limited	United Kingdom	—	100.00%	100.00%	BANKING	6	—	6
Cabel, S.A. (in liquidation)	Belgium	86.99%	9.99%	96.99%	HOLDING COMPANY	—	—	—
Caetra Iberia, S.L.	Spain	—	100.00%	100.00%	HOLDING COMPANY	3	—	3
Cambios Sol, S.A.	Spain	—	88.47%	100.00%	CURRENCY TRADING	—	—	5
Canfy, S.L.	Spain	89.00%	11.00%	100.00%	SECURITIES INVESTMENT	87	—	80
Cántabra de Inversiones, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	260	(56)	218
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	168	24	140
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	87.09%	12.91%	100.00%	VENTURE CAPITAL COMPANY	995	94	947
Capital Variable SICAV, S.A.	Spain	—	95.67%	97.93%	OPEN-END INVESTMENT COMPANY	7	—	7
Carfax Insurance Limited	Guernsey	—	100.00%	100.00%	INSURANCE BROKER	86	5	30
Carpe Diem Salud, S.L.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Cartera Mobiliaria, S.A., SICAV	Spain	—	73.53%	89.10%	SECURITIES INVESTMENT	575	23	192
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	—	74.92%	99.96%	FINANCE	44	13	32
Cater Allen Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	143	76	128

5

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Cater Allen International Limited	United Kingdom	—	100.00%	100.00%	FINANCE	400	43	176
Cater Allen Limited	United Kingdom	—	100.00%	100.00%	BANKING	239	23	170
Cater Allen Lloyd’s Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(14)	—	—
Cater Allen Nominees (Jersey) Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Cater Allen Pensions Limited	United Kingdom	—	100.00%	100.00%	PENSION FUND MANAGEMENT	—	—	—
Cater Allen Registrars Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
Cater Allen Syndicate Management Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	3	—	—
Cater Allen Trust Company (Jersey) Limited	Jersey	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Cater Tyndall Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	18	16	135
Catmoll, S.L.	Spain	100.00%	—	100.00%	CONCESSION HOLDER	8	1	6
Central Inmobiliaria de Santiago, S.A. de C.V.	Mexico	100.00%	—	100.00%	PROPERTY MANAGEMENT	39	(2)	43
Centro de Equipamientos Zona Oeste, S.A.	Spain	93.62%	6.38%	100.00%	PROPERTY	16	(37)	43
Certidesa, S.L.	Spain	—	100.00%	100.00%	LEASE OF AIRCRAFT	10	(3)	10
Ciudad Financiera, S.A.	Spain	99.94%	0.06%	100.00%	SERVICES	1	—	1
Clínica Sear, S.A.	Spain	—	44.69%	50.58%	HEALTH	6	—	1
Club Zaudin Golf, S.A.	Spain	—	66.96%	95.09%	SERVICES	15	—	12
Consultoría Tributaria, Financiera y Contable, S.A.	Spain	100.00%	—	100.00%	ADVISORY SERVICES	—	—	—
Corpoban, S.A.	Spain	—	88.47%	100.00%	SECURITIES INVESTMENT	70	1	60
Corporación Industrial y Financiera de Banesto, S.A.	Spain	—	88.36%	99.89%	SECURITIES INVESTMENT	396	5	354
Costa Canaria de Veneguera, S.A.	Spain	—	65.61%	74.20%	PROPERTY	15	(1)	10
Covista Integrated Business Infrastructure Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	—	—	—
Crawfall, S.A.	Uruguay	100.00%	—	100.00%	SERVICES	—	—	—
Credisol, S.A.	Uruguay	—	100.00%	100.00%	CARDS	—	—	7
Crefisa, Inc.	Puerto Rico	100.00%	—	100.00%	FINANCE	31	(2)	19
Crinaria, S.A.	Spain	—	88.42%	100.00%	HOTEL AND CATERING BUSINESS	7	—	7
C-Sprint Limited	Jersey	—	(a )	—	FINANCE	—	—	—
Darep Limited	Ireland	100.00%	—	100.00%	INSURANCE BROKER	4	—	4
Debt Management and Recovery Services Limited	United Kingdom	—	100.00%	100.00%	PAYMENT SYSTEMS	—	—	—
Depósitos Portuarios, S.A.	Spain	—	88.37%	100.00%	SERVICES	—	—	—
Deposoltenegolf, S.A.	Spain	—	88.47%	100.00%	SPORTS OPERATIONS	23	—	8
Desarrollo Informático, S.A.	Spain	—	88.47%	100.00%	IT	6	(4)	—
DF 123 Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Digital Procurement Holdings, N.V.	Netherlands	—	83.38%	100.00%	HOLDING COMPANY	5	—	1
Diners Club Spain, S.A.	Spain	90.00%	—	90.00%	CARDS	9	3	7
Diseño e Integración de Soluciones, S.A.	Spain	—	88.47%	100.00%	IT	2	—	1
Drive ABS GP LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive ABS LP	United States	—	90.00%	100.00%	INACTIVE	36	—	8
Drive Auto Receivables Trust 2003-1	United States	—	(a )	—	SECURITISATION	—	—	—

6

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Drive Auto Receivables Trust 2003-2	United States	—	(a )	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2004-1	United States	—	(a )	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2005-1	United States	—	(a )	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2005-2	United States	—	(a )	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2005-3	United States	—	(a )	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2006-1	United States	—	(a )	—	SECURITISATION	—	—	—
Drive Auto Receivables Trust 2006-2	United States	—	(a )	—	SECURITISATION	—	—	—
Drive Consumer GP LLC (formerly Drive BOS GP LLC)	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive Consumer LP (formerly Drive BOS LP LLC)	United States	—	90.00%	100.00%	INACTIVE	35	(8)	2
Drive Health & Welfare Benefit Plan	United States	—	90.00%	100.00%	SERVICES	—	—	—
Drive One LLC	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive Receivables Corp. 10	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 11	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 12	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 7	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 8	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Receivables Corp. 9	United States	—	90.00%	100.00%	SECURITISATION	—	—	—
Drive Residual Holdings GP LLC	United States	—	90.00%	100.00%	HOLDING COMPANY	—	—	—
Drive Residual Holdings LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Drive Trademark Holdings LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Drive VFC GP LLC	United States	—	90.00%	100.00%	INACTIVE	25	4	—
Drive VFC LP	United States	—	90.00%	100.00%	INACTIVE	—	—	—
Drive Warehouse GP LLC	United States	—	90.00%	100.00%	HOLDING COMPANY	—	—	—
Drive Warehouse LP	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Duchess Parade Investments Limited	United Kingdom	—	100.00%	100.00%	LEASING	2	—	1
Dudebasa, S.A.	Spain	—	88.47%	100.00%	FINANCE	37	3	21
Duncan Lawrie Pension Consultants Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	1	—	1
Efearvi, S.A.	Spain	—	88.38%	100.00%	PROPERTY	—	—	—
Efectividad en Medios de Pago, S.A. de C.V.	Mexico	98.61%	1.39%	100.00%	FINANCE	25	—	13
Elerco, S.A.	Spain	—	88.36%	100.00%	LEASING	243	20	123
Fábricas Agrupadas de Muñecas de Onil, S.A. (consolidated) (formerly Inversiones Fadiver, S.A.)	Spain	—	100.00%	100.00%	HOLDING COMPANY	12	4	18
FC Factor S.r.l.	Italy	—	100.00%	100.00%	FACTORING	2	—	1
FFB — Participaçoes e Serviços, Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	3,482	104	1,020
Fideicomiso 100740 SLPT	Mexico	—	74.94%	100.00%	FINANCE	38	1	28
Fideicomiso Financiero Río Personales I	Argentina	—	(a )	—	FINANCE	5	—	—
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	—	74.94%	100.00%	FINANCE	46	1	29
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	—	(a )	—	FINANCE	2	—	—
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	—	(a )	—	FINANCE	4	—	—

7

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
First National Motor Business Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor Contracts Limited	United Kingdom	—	100.00%	100.00%	FINANCE	(1)	—	—
First National Motor Facilities Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor Finance Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
First National Motor Leasing Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
First National Motor plc	United Kingdom	—	100.00%	100.00%	LEASING	(79)	25	—
Fomento e Inversiones, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	17	33	17
Fondo de Titulización de Activos Santander 1	Spain	—	(a )	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(a )	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(a )	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos Santander Público 1	Spain	—	(a )	—	SECURITISATION	—	—	—
Fondo de Titulización Santander Financiación 1	Spain	—	(a )	—	SECURITISATION	—	—	—
Fondos Santander, S.A. Administradora de Fondos de Inversión	Uruguay	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	—	—	1
Formación Integral, S.A.	Spain	—	88.47%	100.00%	TRAINING	1	—	1
Fortensky Trading, Ltd.	Ireland	—	100.00%	100.00%	FINANCE	—	—	—
Friedrichstrasse, S.L.	Spain	—	100.00%	100.00%	PROPERTY	—	—	—
FTA Santander Consumer Spain Auto 06	Spain	—	(a )	—	SECURITISATION	—	(10)	—
FTPYME Banesto 2 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITISATION	—	—	—
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITISATION	—	—	—
GACC Securitisation AIB International Financial Service	Ireland	—	(a )	—	SECURITISATION	—	—	—
Gamo Tenedora, S.L.	Spain	—	100.00%	100.00%	SERVICES	—	—	—
Gedinver e Inmuebles, S.A.	Spain	—	88.47%	100.00%	FINANCE	5	—	5
Geoban, S.A.	Spain	—	94.12%	100.00%	SERVICES	2	(1)	3
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	SERVICES	1	—	1
Gescoban Soluciones, S.A.	Spain	—	88.47%	100.00%	FINANCE	2	—	1
Gestión de Actividades Tecnológicas, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT	(20)	—	—
Gestión de Instalaciones Fotovoltáicas, S.L. (Sole-Shareholder Company)	Spain	—	100.00%	100.00%	ELECTRICITY	—	—	—
Gestión Industrial Hispamer, S.A.	Spain	99.99%	0.01%	100.00%	SECURITIES INVESTMENT	(45)	8	—
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	—	74.95%	100.00%	FINANCE	3	13	1
Gire, S.A.	Argentina	—	57.92%	58.33%	PAYMENT SYSTEMS	5	2	2
Golden Bar (Securitisation) S.r.l.	Italy	—	(a )	—	SECURITISATION	—	—	—
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	HOLDING COMPANY	2,964	836	4,005
Grupo Eurociber, S.A.	Spain	—	88.47%	100.00%	SERVICES	—	—	5
Grupo Financiero Santander, S.A. de C.V.	Mexico	74.74%	0.21%	74.95%	HOLDING COMPANY	2,966	681	1,528
Grupo Golf del Sur, S.A.	Spain	—	88.47%	100.00%	PROPERTY	9	—	8
Grupo Inmobiliario La Corporación Banesto, S.A.	Spain	—	88.35%	100.00%	SECURITIES INVESTMENT	10	1	22
Grupo Santander Perú, S.A.	Peru	—	100.00%	100.00%	HOLDING COMPANY	21	82	341
Guaranty Car, S.A.	Spain	—	100.00%	100.00%	AUTOMOTIVE	1	1	—
H.B.F. Aluguer e Comercio de Viaturas, S.A.	Portugal	—	100.00%	100.00%	LEASING	—	—	—

8

							Millions of Euros (a)
					% of			Profit	Amount of
		% of Ownership Held by the Bank			Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect		Rights (k)	Line of Business	Reserves	the Year	Interest
H.B.F. Auto-Renting, S.A.	Spain	—	100.00%		100.00%	HOLDING COMPANY	10	2	2
Hipotebansa EFC, S.A.	Spain	100.00%	—		100.00%	FINANCE	45	5	36
Hipototta No. 1 FTC	Portugal	—	(a	)	—	SECURITISATION	(3)	—	—
Hipototta No. 1 plc	Ireland	—	(a	)	—	SECURITISATION	(3)	—	—
Hipototta No. 2 FTC	Portugal	—	(a	)	—	SECURITISATION	(2)	(1)	—
Hipototta No. 2 plc	Ireland	—	(a	)	—	SECURITISATION	(2)	(1)	—
Hipototta No. 3 FTC	Portugal	—	(a	)	—	SECURITISATION	(9)	(2)	—
Hipototta No. 3 plc	Ireland	—	(a	)	—	SECURITISATION	(9)	(2)	—
Hipototta No. 4 FTC	Portugal	—	(a	)	—	SECURITISATION	(7)	(1)	—
Hipototta No. 4 plc	Ireland	—	(a	)	—	SECURITISATION	(7)	(1)	—
Hipototta No. 5 FTC	Portugal	—	(a	)	—	SECURITISATION	—	—	—
Hipototta No. 5 plc	Ireland	—	(a	)	—	SECURITISATION	—	—	—
Hispamer Renting, S.A.	Spain	—	100.00%		100.00%	LEASING	7	1	1
Holbah II, Ltd.	Bahamas	—	100.00%		100.00%	HOLDING COMPANY	914	66	1,148
Holbah, Ltd.	Bahamas	—	100.00%		100.00%	HOLDING COMPANY	177	27	268
Holmes Financing (No. 1) plc	United Kingdom	—	(a	)	—	SECURITISATION	1	—	—
Holmes Financing (No. 10) plc	United Kingdom	—	(a	)	—	SECURITISATION	—	(1)	—
Holmes Financing (No. 2) plc	United Kingdom	—	(a	)	—	SECURITISATION	—	—	—
Holmes Financing (No. 3) plc	United Kingdom	—	(a	)	—	SECURITISATION	—	—	—
Holmes Financing (No. 4) plc	United Kingdom	—	(a	)	—	SECURITISATION	—	—	—
Holmes Financing (No. 5) plc	United Kingdom	—	(a	)	—	SECURITISATION	—	—	—
Holmes Financing (No. 6) plc	United Kingdom	—	(a	)	—	SECURITISATION	1	—	—
Holmes Financing (No. 7) plc	United Kingdom	—	(a	)	—	SECURITISATION	—	—	—
Holmes Financing (No. 8) plc	United Kingdom	—	(a	)	—	SECURITISATION	—	(1)	—
Holmes Financing (No. 9) plc	United Kingdom	—	(a	)	—	SECURITISATION	—	—	—
Holmes Funding Limited	United Kingdom	—	(a	)	—	FINANCE	(25)	88	—
Holmes Holdings Limited	United Kingdom	—	(a	)	—	HOLDING COMPANY	—	—	—
Holmes Master Issuer plc	United Kingdom	—	(a	)	—	SECURITISATION	—	—	—
Holmes Trustees Limited	United Kingdom	—	(a	)	—	FINANCE	—	—	—
Holneth, B.V.	Netherlands	—	100.00%		100.00%	HOLDING COMPANY	203	93	9
HSH Delaware L.P.	United States	—	69.75%		—	HOLDING COMPANY	—	—	—
Hualle, S.A.	Spain	—	88.47%		100.00%	SECURITIES INVESTMENT	6	15	4
Ibérica de Compras Corporativas, S.L.	Spain	75.65%	7.73%		84.03%	E-BANKING	2	1	2
IEM (Holland) Aircraft Lease B.V.	Netherlands	—	100.00%		100.00%	LEASING	—	—	—
IEM 757 Leasing I B.V.	Netherlands	—	100.00%		100.00%	LEASING	—	—	—
IEM Airfinance B.V.	Netherlands	—	100.00%		100.00%	LEASING	(2)	—	—
IEM Lease Aircraft B.V.	Netherlands	—	100.00%		100.00%	LEASING	—	—	—
Infraestructuras Americanas, S.L.	Spain	—	100.00%		100.00%	HOLDING COMPANY	—	—	—
Ingeniería de Software Bancario, S.L.	Spain	49.00%	45.12%		100.00%	IT SERVICES	91	(9)	72
Inmobiliaria Laukariz, S.A.	Spain	—	88.47%		100.00%	PROPERTY	6	—	1

9

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Inmobiliaria Lerma y Amazonas, S.A. de C.V.	Mexico	—	74.92%	100.00%	PROPERTY MANAGEMENT	20	(1)	13
Inmuebles B de V 1985 C.A.	Venezuela	—	35.63%	100.00%	PROPERTY MANAGEMENT	—	—	—
Inscape Investments Limited	United Kingdom	—	100.00%	100.00%	FINANCE	34	9	34
Instituto Santander Serfin, A.C.	Mexico	—	74.94%	100.00%	NOT-FOR-PROFIT INSTITUTE	2	—	—
Insurance Funding Solutions Limited	United Kingdom	—	100.00%	100.00%	FINANCE	(46)	8	—
Integrated Securities Services, S.A.	Spain	—	60.00%	60.00%	SERVICES	1	—	—
Integritas (Canada) Trustee Corporation Ltd.	Canada	100.00%	—	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Integritas New Zealand Ltd.	New Zealand	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Integritas Trust, S.A.	Switzerland	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	1	—	—
Internacional Compañía Seguros de Vida, S.A.	Argentina	—	59.20%	59.20%	INSURANCE	19	8	10
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	3	1	—
Inversiones Tesoreras SICAV, S.A.	Spain	—	76.32%	76.32%	OPEN-END INVESTMENT COMPANY	11	—	8
Inversiones Turísticas, S.A.	Spain	—	88.47%	100.00%	HOTEL AND CATERING BUSINESS	33	1	30
Isban DE GmbH	Germany	—	100.00%	100.00%	IT SERVICES	—	2	—
Isban U.K., Ltd.	United Kingdom	—	94.12%	100.00%	IT SERVICES	—	2	—
ISBANP-Engenheria e Software Bancário, S.A.	Portugal	—	96.98%	100.00%	IT SERVICES	1	—	—
Island Insurance Corporation	Puerto Rico	—	90.59%	100.00%	INSURANCE	4	—	4
IT Car — Aluguer e Comércio de Automóveis, S.A.	Portugal	—	60.00%	100.00%	LEASING	2	1	1
Itasant Sociedade Gestora de Participaçoes Sociais Sociedade Unipessoal, Lda.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	316	(14)	92
J.C. Flowers II-A L.P.	Canada	—	68.58%	—	HOLDING COMPANY	—	—	—
James Hay Administration Company Limited	United Kingdom	—	99.99%	99.99%	FUND AND PORTFOLIO MANAGER	5	8	13
James Hay Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	(16)	6	—
James Hay Insurance Company Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	8	10	18
James Hay Pension Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	3	1	3
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.26%	96.22%	CHEMICALS	49	—	28
Laparanza, S.A.	Spain	61.59%	—	61.59%	AGRICULTURE AND LIVESTOCK	27	—	16
Larix Chile Inversiones, Ltd.	Chile	—	88.47%	100.00%	PROPERTY	—	—	—
Larix Limited	Isle of Man	—	88.47%	100.00%	PROPERTY	2	—	1
Latinoenvíos, S.A.	Spain	100.00%	—	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS	—	—	1
Linvest, S.A.	Argentina	—	99.94%	100.00%	HOLDING COMPANY	—	—	—
Lion Consulting, S.A.	Argentina	—	99.90%	100.00%	ADVISORY SERVICES	—	—	—
Luresa Inmobiliaria, S.A.	Spain	—	96.13%	100.00%	PROPERTY	18	1	9
Luri 1, S.A.	Spain	—	5.58%	100.00%	PROPERTY	101	2	6

10

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Luri 2, S.A.	Spain	—	4.81%	100.00%	PROPERTY	100	1	5
MAC No. 1 Limited	United Kingdom	—	(a )	—	FINANCE	—	—	—
Macame, S.A.	Spain	90.09%	9.91%	100.00%	HOLDING COMPANY	56	334	—
Madeisisa — SGPS Sociedade Unipessoal, Lda.	Portugal	—	99.71%	100.00%	HOLDING COMPANY	8	—	3
Marylebone Road CBO 3 BV	Netherlands	—	(a )	—	SECURITIES COMPANY	—	—	—
Mata Alta, S.L.	Spain	—	61.59%	100.00%	PROPERTY	—	—	—
Mercado de Dinero, S.A.	Spain	—	88.47%	100.00%	SECURITIES INVESTMENT	—	—	—
Merciver, S.L.	Spain	—	88.47%	100.00%	SHIPPING COMPANY	—	—	—
Moneda y Crédito, S.L.	Spain	50.00%	—	100.00%	ADVERTISING	—	—	—
Mosiler, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	—	—	—
Multifinance Corporation Limited	Malta	—	59.40%	99.00%	HOLDING COMPANY	—	—	—
Multinegocios, S.A.	Chile	—	(a )	—	ADVISORY SERVICES	—	—	—
Multi-Rent, Aluguer e Comércio de Automóveis, S.A.	Portugal	—	60.00%	100.00%	LEASING	—	(2)	17
Multiservicios de Negocios Limitada	Chile	—	(a )	—	FINANCIAL SERVICES	—	—	—
N&P (B.E.S.) Loans Limited	United Kingdom	—	100.00%	100.00%	LEASING	162	11	144
Naviera Mirambel, S.L.	Spain	—	100.00%	100.00%	FINANCE	—	—	—
New Investment for Trains 1 PLC	United Kingdom	—	100.00%	100.00%	FINANCE	—	—	—
NIB Special Investors IV-A LP	Canada	—	99.50%	—	HOLDING COMPANY	50	—	49
NIB Special Investors IV-B LP	Canada	—	95.80%	—	HOLDING COMPANY	31	—	29
Nisa Santander, S.A.	Spain	99.99%	0.01%	100.00%	INACTIVE	—	—	—
Norbest A.S.	Norway	100.00%	—	100.00%	SECURITIES INVESTMENT	240	3	240
Nova Bostwick (Portugal) Fabrica de Portas Metalicas, Ltd.	Portugal	—	99.78%	100.00%	DOORS MANUFACTURE	—	—	—
NW Services CO.	United States	—	83.38%	100.00%	E-BANKING	—	—	—
Oil-Dor, S.A.	Spain	—	88.35%	99.99%	FINANCE	143	3	108
Open Bank Santander Consumer, S.A.	Spain	—	100.00%	100.00%	BANKING	33	8	47
Operadora de Derivados Serfin, S.A. de C.V.	Mexico	—	74.94%	100.00%	FINANCE	—	—	—
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	2	—	2
Optimal Investment Services, S.A.	Switzerland	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	19	12	5
Orígenes AFJP, S.A.	Argentina	—	59.20%	59.20%	PENSION FUND MANAGEMENT	46	6	177
Orígenes Seguros de Retiro, S.A.	Argentina	—	59.20%	59.20%	INSURANCE	34	7	34
Pan American Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	2	—	23
Parasant, S.A.	Switzerland	100.00%	—	100.00%	HOLDING COMPANY	1,150	—	1,121
Patagon Euro, S.L.	Spain	100.00%	—	100.00%	HOLDING COMPANY	685	(13)	587
PECOH Limited	United Kingdom	—	(a )	—	FINANCE	—	—	—
Peninsular, S.A.R.L.	France	99.99%	—	99.99%	PROPERTY	1	—	9
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	29	3	4
Pingham International, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	—	—	—
Plus Lease GmbH	Germany	—	100.00%	100.00%	LEASING	—	—	—
Polskie Towarzystwo Finansowe S.A.	Poland	—	100.00%	100.00%	SERVICES	3	1	35
Polyfinances Holding Limited	Malta	—	60.00%	100.00%	HOLDING COMPANY	—	—	—

11

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Polyfinances, S.A.	Luxemburg	—	60.00%	100.00%	HOLDING COMPANY	1	—	1
Portada, S.A.	Chile	—	96.16%	96.17%	FINANCE	6	—	5
Portal Universia Argentina, S.A.	Argentina	—	94.59%	94.59%	INTERNET	1	—	—
Portal Universia Portugal, Prestaçao de Serviços de Informática, S.A.	Portugal	—	100.00%	100.00%	INTERNET	1	(1)	—
Portal Universia, S.A.	Spain	—	67.77%	67.77%	INTERNET	6	(1)	4
Porterbrook Leasing Company Limited	United Kingdom	—	100.00%	100.00%	LEASING	621	118	458
Porterbrook Leasing Company MEBO Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	164	1	741
Porterbrook Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	411	(14)	445
Porterbrook Maintenance Limited	United Kingdom	—	100.00%	100.00%	MAINTENANCE SERVICES	162	5	—
Préstamos de Consumo, S.A.	Argentina	—	99.97%	100.00%	FINANCE	—	—	8
Procura Digital Chile, S.A.	Chile	—	83.38%	100.00%	E-BANKING	—	—	—
Procura Digital de Venezuela, S.A.	Venezuela	—	83.38%	100.00%	E-BANKING	1	—	2
Procura Digital Ltda.	Brazil	—	83.38%	100.00%	E-BANKING	(2)	3	—
Procura Digital SRL de C.V.	Mexico	—	83.38%	100.00%	E-BANKING	1	1	1
Produban Servicios Informáticos Generales, S.L.	Spain	98.00%	2.00%	100.00%	SERVICES	1	(12)	1
Programa Hogar Montigalá, S.A.	Spain	—	88.36%	100.00%	PROPERTY	7	—	7
Promoción de Servicios Integrales, S.A. de C.V.	Mexico	—	100.00%	100.00%	SERVICES	—	—	—
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	—	100.00%	100.00%	SERVICES	—	—	—
Promotora AFR de Venezuela, S.A.	Venezuela	—	98.40%	99.98%	ADVISORY SERVICES	—	—	4
Promotora Herlosacantos, S.A.	Spain	—	50.00%	50.00%	PROPERTY	—	—	—
Proyecto Europa, S.A.	Spain	—	88.47%	100.00%	ADVISORY SERVICES	—	—	—
Renting de Instalaciones Fotovoltáicas, S.A.	Spain	—	88.47%	100.00%	ELECTRICITY	—	—	—
Río Compañía de Seguros, S.A.	Argentina	—	99.91%	100.00%	INSURANCE	8	3	5
Río Trust, S.A.	Argentina	—	99.97%	100.00%	FINANCIAL SERVICES	—	—	—
Riobank International (Uruguay) SAIFE	Uruguay	—	100.00%	100.00%	BANKING	20	—	17
Rue Villot 26, S.L.	Spain	—	100.00%	100.00%	PROPERTY	22	—	26
S C Servicios y Cobranzas S.A.	Colombia	—	97.76%	100.00%	PAYMENT SERVICES	—	—	1
SAG International Finance Company Limited	Ireland	—	60.00%	100.00%	SECURITISATION	2	2	1
Sánchez Ramade Santander Financiera, S.L.	Spain	—	50.00%	50.00%	FINANCIAL SERVICES	—	—	—
Sandywick Limited	Jersey	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	2	—	—
Saninv Gestao e Investimentos, S.A.	Portugal	—	100.00%	100.00%	HOLDING COMPANY	161	(47)	119
Santana Credit E.F.C., S.A.	Spain	—	100.00%	100.00%	FINANCE	7	1	5
Santander AM Holding, S.L.	Spain	100.00%	—	100.00%	HOLDING COMPANY	97	25	6
Santander Asset Management Chile, S.A.	Chile	0.01%	99.82%	100.00%	SECURITIES INVESTMENT	—	—	9
Santander Asset Management Corporation	Puerto Rico	—	90.59%	100.00%	FINANCE	(3)	5	2
Santander Asset Management Ireland, Ltd.	Ireland	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	17	—	—
Santander Asset Management Luxembourg, S.A.	Luxemburg	—	97.69%	100.00%	FUND MANAGEMENT COMPANY	1	—	—
Santander Asset Management UK Holdings Limited	United Kingdom	—	100.00%	100.00%	HOLDING COMPANY	200	—	200
Santander Asset Management, S.A., S.G.I.I.C. (formerly Santander Gestión de Activos, S.A., S.G.I.I.C.)	Spain	28.30%	69.39%	100.00%	FUND MANAGEMENT COMPANY	81	72	33

12

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Santander BanCorp	Puerto Rico	—	90.59%	91.34%	HOLDING COMPANY	505	33	206
Santander Banespa Administradora de Consorcios, Ltda.	Brazil	—	97.97%	100.00%	FINANCE	1	—	1
Santander Banespa Asset Management DTVM, Ltda.	Brazil	—	97.97%	100.00%	FINANCE	25	4	20
Santander Banespa Seguros, S.A.	Brazil	—	99.38%	100.00%	INSURANCE	12	6	13
Santander Banespa, Cia. de Arrendamiento Mercantil	Brazil	—	98.06%	100.00%	LEASING	—	—	—
Santander Bank & Trust Ltd.	Bahamas	—	100.00%	100.00%	BANKING	1,470	204	1,205
Santander Benelux, S.A., N.V.	Belgium	100.00%	—	100.00%	BANKING	937	20	925
Santander Brazil Arrendamento Mercantil, S.A.	Brazil	—	97.97%	100.00%	LEASING	172	5	115
Santander Brazil Investimentos e Serviços, S.A.	Brazil	—	100.00%	100.00%	SERVICES	13	1	22
Santander Brazil S.A., Corretora de Cambio e Valores Mobiliarios	Brazil	—	97.97%	100.00%	FINANCE	35	5	18
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	—	100.00%	VENTURE CAPITAL COMPANY	1	—	—
Santander Capitalizaçao, S.A.	Brazil	—	99.38%	100.00%	FINANCE	4	17	5
Santander Cards Limited (formerly Abbey Card Services Limited)	United Kingdom	100.00%	—	100.00%	CARDS	149	(5)	149
Santander Carteras, S.G.C., S.A.	Spain	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	16	2	8
Santander Central Hispano Finance (Delaware), Inc.	United States	100.00%	—	100.00%	FINANCE	1	—	—
Santander Central Hispano Finance, B.V.	Netherlands	100.00%	—	100.00%	FINANCE	1	—	—
Santander Central Hispano Financial Services, Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	1	—	—
Santander Central Hispano International, Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	3	—	—
Santander Central Hispano Issuances, Ltd.	Cayman Islands	100.00%	—	100.00%	FINANCE	3	(1)	—
Santander Chile Holding, S.A.	Chile	22.11%	77.39%	99.51%	HOLDING COMPANY	476	154	290
Santander Commercial Paper, S.A.	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Companhia Securitizadora de Créditos Financeiros	Brazil	—	97.97%	100.00%	PAYMENT SYSTEMS	38	6	73
Santander Consumer (UK) plc	United Kingdom	—	100.00%	100.00%	FINANCE	67	(7)	71
Santander Consumer autoboerse.de AG	Germany	—	100.00%	100.00%	INTERNET	1	1	1
Santander Consumer Bank A.S.	Norway	—	100.00%	100.00%	FINANCE	249	34	340
Santander Consumer Bank AG	Germany	—	100.00%	100.00%	BANKING	872	368	884
Santander Consumer Bank S.p.A.	Italy	—	100.00%	100.00%	FINANCE	181	21	240
Santander Consumer Debit GmbH	Germany	—	100.00%	100.00%	SERVICES	—	12	—
Santander Consumer Finance a.s.	Czech Republic	—	100.00%	100.00%	LEASING	32	4	33
Santander Consumer Finance B.V.	Netherlands	—	100.00%	100.00%	FINANCE	31	3	32
Santander Consumer Finance Correduría de Seguros, S.A.	Spain	—	100.00%	100.00%	INSURANCE BROKER	1	2	—
Santander Consumer Finance Media S.r.l.	Italy	—	65.00%	65.00%	FINANCE	7	—	5
Santander Consumer Finance Oy	Finland	—	100.00%	100.00%	FINANCE	3	—	3
Santander Consumer Finance Zrt.	Hungary	—	100.00%	100.00%	FINANCE	9	1	4
Santander Consumer Finance, Germany GmbH	Germany	—	100.00%	100.00%	HOLDING COMPANY	2,726	(1)	2,726
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING	3,552	762	2,338
Santander Consumer Holding GmbH	Germany	—	100.00%	100.00%	HOLDING COMPANY	1,313	183	1,827
Santander Consumer Iber-Rent, S.L.	Spain	—	60.00%	60.00%	LEASING	54	2	18
Santander Consumer Leasing Austria GmbH	Austria	—	100.00%	100.00%	LEASING	—	—	—

13

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Santander Consumer Leasing GmbH	Germany	—	100.00%	100.00%	LEASING	6	10	6
Santander Consumer Spólka Akcyjna	Poland	—	100.00%	100.00%	BANKING	137	18	121
Santander Consumer USA, Inc. (formerly Drive Consumer USA, Inc.)	United States	90.00%	—	90.00%	FINANCE	37	114	492
Santander Consumer, EFC, S.A.	Spain	—	100.00%	100.00%	FINANCE	229	84	168
Santander de Desarrollos Inmobiliarios, S.A.	Spain	98.39%	1.61%	100.00%	PROPERTY	—	—	—
Santander de Leasing, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING	38	3	35
Santander de Renting, S.A.	Spain	100.00%	—	100.00%	LEASING	21	3	18
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	FUND MANAGEMENT COMPANY	1	4	1
Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda.	Brazil	—	97.97%	100.00%	FINANCE	4	—	5
Santander Drive Auto Receivables LLC (formerly Drive Auto Receivables LLC)	United States	—	90.00%	100.00%	AUXILIARY	—	—	—
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	—	100.00%	FACTORING	92	20	76
Santander Factoring, S.A.	Chile	—	99.50%	100.00%	FACTORING	21	—	6
Santander Financial Products, Ltd.	Ireland	—	100.00%	100.00%	FINANCE	172	6	162
Santander Financial Services, Inc.	Puerto Rico	—	90.59%	100.00%	FINANCE	104	(1)	94
Santander Gestâo de Activos — Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	—	99.85%	100.00%	FUND MANAGEMENT COMPANY	18	8	7
Santander Gestâo de Activos, SGPS, S.A.	Portugal	—	99.85%	100.00%	HOLDING COMPANY	16	16	7
Santander Gestión de Recaudación y Cobranzas, Ltda.	Chile	—	98.96%	99.45%	FINANCIAL SERVICES	2	1	2
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	PROPERTY	—	—	—
Santander Global Services, S.A.	Uruguay	—	100.00%	100.00%	SERVICES	1	—	—
Santander Global Sport, S.A.	Spain	100.00%	—	100.00%	SPORTS OPERATIONS	3	—	3
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITISATION	—	—	—
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITISATION	—	—	—
Santander Holanda B.V.	Netherlands	100.00%	—	100.00%	HOLDING COMPANY	10	2	—
Santander Holding Gestión, S.L.	Spain	—	100.00%	100.00%	HOLDING COMPANY	(79)	—	—
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY	28	—	—
Santander Insurance Agency, Inc.	Puerto Rico	—	90.59%	100.00%	INSURANCE BROKER	2	5	3
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	198	(6)	192
Santander Insurance Services UK Limited	United Kingdom	—	(a )	—	INSURANCE	—	—	—
Santander International Bank	Puerto Rico	—	90.59%	100.00%	BANKING	26	—	1
Santander International Debt, S.A.	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Inversiones Limitada	Chile	—	99.99%	99.99%	HOLDING COMPANY	604	38	575
Santander Investment Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	90	9	191
Santander Investment Bolsa, S.V., S.A.	Spain	—	100.00%	100.00%	FINANCE	148	63	104
Santander Investment Chile, Limitada	Chile	—	99.99%	99.99%	FINANCE	125	37	130
Santander Investment Colombia, S.A.	Colombia	—	100.00%	100.00%	HOLDING COMPANY	3	—	44
Santander Investment Gerente FCI, S.A.	Argentina	—	99.34%	100.00%	FUND MANAGEMENT COMPANY	4	2	—
Santander Investment I, S.A.	Spain	100.00%	—	100.00%	HOLDING COMPANY	(1,603)	(1)	—
Santander Investment Inmobiliaria Colombia, Ltda.	Colombia	—	100.00%	100.00%	PROPERTY MANAGEMENT	2	—	—
Santander Investment Limited	Bahamas	—	100.00%	100.00%	FINANCE	(11)	(20)	—

14

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Santander Investment Securities Inc.	United States	—	100.00%	100.00%	FINANCE	48	15	295
Santander Investment Trust Colombia, S.A., Sociedad Fiduciaria	Colombia	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	7	1	6
Santander Investment Valores Colombia, S.A., Comisionista de Bolsa Comercial	Colombia	—	97.76%	100.00%	FINANCE	2	—	1
Santander Investment, S.A.	Spain	100.00%	—	100.00%	BANKING	201	156	14
Santander Investment, S.A., Corredores de Bolsa	Chile	—	88.13%	100.00%	FINANCE	16	3	13
Santander IP UK Limited	United Kingdom	—	100.00%	100.00%	INSURANCE	—	—	—
Santander Issuances, S.A.	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Merchant Bank, Ltd.	Bahamas	—	100.00%	100.00%	BANKING	4	1	56
Santander Merchant, S.A.	Argentina	—	99.97%	99.97%	HOLDING COMPANY	1	1	19
Santander Mortgage Corp.	Puerto Rico	—	90.59%	100.00%	FINANCE	22	—	17
Santander Multimedios, S.A.	Chile	—	99.99%	100.00%	INTERNET	1	—	1
Santander Overseas Bank, Inc.	Puerto Rico	—	100.00%	100.00%	BANKING	364	21	210
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.50%	100.00%	PENSION FUND MANAGEMENT	66	11	50
Santander Pensôes — Sociedade Gestora de Fundos de Pensôes, S.A.	Portugal	—	99.85%	100.00%	PENSION FUND MANAGEMENT	3	1	1
Santander Perpetual S.A. (Sole-Shareholder Company)	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander PR Capital Trust I	United States	—	90.59%	100.00%	FINANCE	(3)	6	3
Santander Private Advisors, Ltd.	United States	100.00%	—	100.00%	HOLDING COMPANY	—	—	—
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.97%	100.00%	VENTURE CAPITAL COMPANY	4	—	4
Santander Professional Services, S.A.	Spain	—	100.00%	100.00%	SPORTS OPERATIONS	—	—	—
Santander Real Estate, S.G.I.I.C., S.A.	Spain	—	99.07%	100.00%	FUND MANAGEMENT COMPANY	32	24	6
Santander S.A. Agente de Valores	Chile	—	76.95%	100.00%	FINANCE	179	21	21
Santander Santiago Corredora de Seguros, Ltda.	Chile	—	76.73%	100.00%	INSURANCE BROKER	26	10	1
Santander Santiago, S.A., Administradora General de Fondos	Chile	—	76.74%	100.00%	FUND MANAGEMENT COMPANY	72	19	8
Santander Santiago, S.A., Sociedad Securitizadora	Chile	—	76.81%	100.00%	FUND MANAGEMENT COMPANY	1	—	—
Santander Securities Corporation	Puerto Rico	—	90.59%	100.00%	FINANCE	24	6	17
Santander Seguros de Vida, S.A.	Chile	—	100.00%	100.00%	INSURANCE	59	24	10
Santander Seguros Generales, S.A.	Chile	99.50%	0.50%	100.00%	INSURANCE	11	—	12
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	60.99%	34.51%	100.00%	INSURANCE	225	62	182
Santander Seguros, S.A.	Brazil	—	99.38%	99.38%	INSURANCE	83	37	100
Santander Seguros, S.A.	Uruguay	—	100.00%	100.00%	INSURANCE	2	—	1
Santander Servicios de Recaudación y Pagos Limitada	Chile	—	76.73%	100.00%	SERVICES	1	—	1
Santander Sociedad de Bolsa, S.A.	Argentina	—	99.34%	100.00%	FINANCE	5	2	3
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	—	99.85%	100.00%	INSURANCE	72	11	22
Santander Totta, SGPS, S.A.	Portugal	—	99.85%	99.85%	HOLDING COMPANY	2,646	214	3,321
Santander Trade Services, Ltd.	Hong Kong	—	100.00%	100.00%	SERVICES	6	3	33
Santander US Debt, S.A.U.	Spain	100.00%	—	100.00%	FINANCE	—	—	—
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	—	90.00%	100.00%	FUND MANAGEMENT COMPANY	—	—	—
Santiago Leasing, S.A.	Chile	—	76.84%	100.00%	LEASING	39	2	50
Santusa Holding, S.L.	Spain	69.64%	30.36%	100.00%	HOLDING COMPANY	10,426	760	9,158

15

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
Sarum Trustees Limited	United Kingdom	—	100.00%	100.00%	ASSET MANAGEMENT COMPANY	—	—	—
Scottish Mutual Pensions Limited	United Kingdom	—	100.00%	100.00%	SERVICES	34	1	107
Seguros Santander, S.A., Grupo Financiero Santander	Mexico	—	74.95%	100.00%	INSURANCE	27	10	28
Sercoban, Administración de Empresas, S.L.	Spain	—	100.00%	100.00%	FINANCIAL SERVICES	—	—	—
Sercopyme, S.A.	Spain	100.00%	—	100.00%	SERVICES	20	(2)	18
Serfin International Bank and Trust, Ltd.	Cayman Islands	—	99.71%	100.00%	BANKING	28	1	24
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY	2	—	1
Servicios Administrativos y Financieros, Ltda.	Chile	—	(a )	—	SERVICES	—	—	—
Servicios Corporativos Seguros Serfin, S.A. de C.V.	Mexico	—	73.45%	98.00%	SERVICES	—	—	—
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	—	100.00%	100.00%	SERVICES	1	—	2
Servicios de Cobranzas Fiscalex Ltda.	Chile	—	(a )	—	SERVICES	—	—	—
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	—	61.45%	61.45%	INTERNET	1	—	—
Sheppards Moneybrokers Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	23	—	19
Sinvest Inversiones y Asesorías Limitada	Chile	—	99.99%	100.00%	FINANCE	49	5	2
Sistema 4B, S.A.	Spain	52.17%	13.00%	66.87%	CARDS	13	9	10
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	—	100.00%	100.00%	APPRAISALS	1	3	1
Societe de Gestion de Leopard Fund, S.A.	Luxemburg	—	100.00%	100.00%	FUND MANAGEMENT COMPANY	—	—	—
Sodepro, S.A.	Spain	—	88.47%	100.00%	FINANCE	15	—	12
Solarlaser Limited	United Kingdom	—	100.00%	100.00%	PROPERTY	72	2	59
Suleyado 2003, S.L.	Spain	—	100.00%	100.00%	SECURITIES INVESTMENT	7	—	7
Suzuki Servicios Financieros, S.L.	Spain	—	51.00%	51.00%	FINANCE	—	—	—
Swesant Merchant, S.A.	Switzerland	—	100.00%	100.00%	HOLDING COMPANY	1	—	383
Swesant, S.A.	Switzerland	—	100.00%	100.00%	HOLDING COMPANY	163	60	—
Symbios Capital, B.V. (c)	Netherlands	—	100.00%	100.00%	VENTURE CAPITAL COMPANY	22	—	23
Talorcan plc	United Kingdom	—	100.00%	100.00%	FINANCE	3	—	2
Taxagest Sociedade Gestora de Participaçoes Sociais, S.A.	Portugal	—	99.85%	100.00%	HOLDING COMPANY	47	4	—
Teatinos Siglo XXI, S.A.	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY	291	150	404
Teylada, S.A.	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT	—	—	—
The HSH AIV 4 Trust	United States	—	69.75%	—	HOLDING COMPANY	—	—	—
The Inscape Investment Fund (Jersey) Limited	Jersey	—	100.00%	100.00%	FINANCE	—	—	—
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(a )	—	ASSET MANAGEMENT COMPANY	—	—	—
The WF Company Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	1	—	—
Tornquist Asesores de Seguros, S.A.	Argentina	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
Títulos de Renta Fija, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	—	—	—
Totta & Açores Inc. Newark	United States	—	99.71%	100.00%	BANKING	1	—	1
Totta (Ireland), PLC	Ireland	—	99.71%	100.00%	FINANCE	354	82	341
Totta Crédito Especializado, Instituiçao Financeira de Crédito, S.A. (IFIC)	Portugal	—	99.83%	100.00%	LEASING	116	17	42
Totta Urbe – Empresa de Administraçâo e Construçôes, S.A.	Portugal	—	99.71%	100.00%	PROPERTY	105	—	148

16

						Millions of Euros (a)
				% of			Profit	Amount of
		% of Ownership Held by the Bank		Voting		Capital and	(Loss) for	Ownership
Company	Location	Direct	Indirect	Rights (k)	Line of Business	Reserves	the Year	Interest
UNIFIN S.p.A.	Italy	—	70.00%	70.00%	FINANCE	13	5	44
Universia Brazil, S.A.	Brazil	—	100.00%	100.00%	INTERNET	3	(2)	1
Universia Chile, S.A.	Chile	—	92.82%	92.82%	INTERNET	2	(1)	1
Universia Colombia, S.A.	Colombia	—	99.92%	99.92%	INTERNET	1	(1)	—
Universia Holding, S.L.	Spain	99.87%	0.13%	100.00%	HOLDING COMPANY	25	(13)	13
Universia Mexico, S.A. de C.V.	Mexico	—	100.00%	100.00%	INTERNET	1	(1)	—
Universia Perú, S.A.	Peru	—	100.00%	100.00%	INTERNET	1	(1)	1
Universia Puerto Rico, Inc.	Puerto Rico	—	100.00%	100.00%	INTERNET	1	(1)	—
Valores Santander Casa de Bolsa, C.A.	Venezuela	—	90.00%	90.00%	FINANCE	9	2	8
Vendcare Finance Limited	United Kingdom	—	100.00%	100.00%	LEASING	—	—	—
Virtual Payments, S.L.	Spain	—	88.47%	100.00%	TECHNOLOGY	—	—	1
Vista Capital de Expansión, S.A. SGECR	Spain	—	50.00%	50.00%	VENTURE CAPITAL COMPANY	—	1	—
Vista Desarrollo, S.A. SCR	Spain	100.00%	—	100.00%	VENTURE CAPITAL COMPANY	182	64	133
W.N.P.H. Gestao e Investimentos Sociedade Unipessoal, S.A.	Portugal	—	100.00%	100.00%	SECURITIES INVESTMENT	32	1	—
Wallcesa, S.A.	Spain	100.00%	—	100.00%	SECURITIES INVESTMENT	11	15	11
Wex Point España, S.L.	Spain	—	88.47%	100.00%	SERVICES	8	—	2
Whitefoord & Foden Limited	United Kingdom	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—
Whitewick Limited	Jersey	—	100.00%	100.00%	HOLDING COMPANY	—	—	—
WIM Servicios Corporativos, S.A. de C.V.	Mexico	—	100.00%	100.00%	ADVISORY SERVICES	—	—	—

(a)	Companies over which effective control is exercised.

(b)
Pursuant to Article 3 of Royal Decree 1815/1991, of 20 December, approving the rules for the preparation of consolidated financial statements, in order to determine voting rights, the voting rights relating to subsidiaries or to other parties acting in their own name but on behalf of Group companies were added to the voting rights directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(c)	Company in liquidation at 31 March 2007.

(1)	The preference share and security issuer companies are detailed in Appendix III, together with other relevant information.

17

Appendix II
Listed companies in which the Santander Group has ownership interests of more than 3% (g), Associates of the Santander Group and Jointly Controlled Entities
This Appendix contains the same information as the corresponding Appendix to the Group’s financial statements for the year ended 31 December 2006, except for:
1.	The inclusion of the companies acquired in the first quarter of 2007, with capital, reserves and net profit/loss figures at 31 December 2006, and of the companies incorporated in that period.
2.	The elimination of the entities that are no longer classified in these categories due to the sale, liquidation, dissolution, merger, etc. thereof in the first quarter of 2007.
3.	The modification of certain company names that changed in the first quarter of 2007; in this case, for greater clarity, the former company name is indicated.

				% of		Millions of Euros (a)
				Voting		Capital
		% of Ownership Held by the Bank		Rights		and	Profit (Loss) for	Amount of
Company	Location	Direct	Indirect	(k)	Line of Business	Reserves	the Year	Ownership Interest
ABS Line Multimedia, S.L.	Spain	—	47.50%	47.50%	MARKETING	—	—	—
AC Camerfirma, S.A.	Spain	—	19.07%	21.56%	TECHNOLOGY	1	1	—
Accordfin España, E.F.C., S.A.	Spain	—	49.00%	49.00%	FINANCE	329	16	5
Administrador Financiero de Transantiago	Chile	—	15.35%	20.00%	PAYMENT SYSTEMS	94	9	(1)
Affirmative Insurance Holdings Inc.	United States	—	5.46%	—	INSURANCE	461	154	16
AGM Contacta, S.L.	Spain	—	44.25%	44.25%	TELECOMMUNICATIONS	13	17	2
Aguas de Fuensanta, S.A.	Spain	—	37.21%	47.34%	FOOD	31	9	—
Alcaidesa Golf, S.L.	Spain	—	44.19%	44.17%	SPORTS OPERATIONS	7	7	(1)
Alcaidesa Inmobiliaria, S.A.	Spain	—	44.19%	44.17%	PROPERTY	109	67	2
Alcaidesa Servicios, S.A.	Spain	—	44.19%	44.17%	SERVICES	1	1	—
Allfunds Bank, S.A.	Spain	—	50.00%	50.00%	BANKING	91	39	16
Anekis, S.A.	Spain	24.75%	24.75%	49.51%	ADVERTISING	2	2	—
Arena Communications Network, S.L.	Spain	20.00%	—	20.00%	ADVERTISING	18	—	—
Asajanet Servicios Agropecuarios, S.L.	Spain	30.00%	—	30.00%	MARKETING	1	1	—
Attijari Factoring Maroc, S.A.	Morocco	—	25.00%	25.00%	FACTORING	26	3	—
Attijari International Bank Société Anonyme	Morocco	50.00%	—	50.00%	BANKING	54	4	—
Attijariwafa Bank Société Anonyme	Morocco	—	14.55%	14.55%	BANKING	10,845	1,022	112
Autopistas del Sol, S.A.	Argentina	—	14.17%	14.17%	MOTORWAY CONCESSIONS	381	95	(6)
Banco BPI, S.A. (consolidated)	Portugal	—	5.87%	5.88%	BANKING	30,159	1,237	251
Banco Internacional da Guiné-Bissau, S.A.	Guinea Bissau	—	48.86%	49.00%	BANKING	12	(30)	(1)
Base Central — Rede Serviços Imobiliarios, S.A.	Portugal	—	49.80%	49.80%	PROPERTY	1	2	(1)
Benim — Sociedade Imobiliária, S.A.	Portugal	—	24.93%	25.00%	PROPERTY	12	8	—
Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (consolidated)	Spain	1.30%	6.98%	8.59%	FINANCIAL SERVICES	4,385	347	131
Cantabria Capital, SGECR, S.A.	Spain	50.00%	—	50.00%	VENTURE CAPITAL COMPANY	—	—	—
Carnes Estelles, S.A.	Spain	—	18.94%	21.41%	FOOD	28	8	—
Cartera del Norte, S.A.	Spain	—	31.93%	36.09%	FINANCE	1	1	—
Centradia Group, Ltd.	United Kingdom	30.45%	—	30.45%	ADVISORY SERVICES	—	1	—

				% of		Millions of Euros (a)
				Voting		Capital
		% of Ownership Held by the Bank		Rights		and	Profit (Loss) for	Amount of
Company	Location	Direct	Indirect	(k)	Line of Business	Reserves	the Year	Ownership Interest
Centro de Compensación Automatizado, S.A.	Chile	—	25.58%	33.33%	PAYMENT SYSTEMS	1	1	—
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	—	43.35%	49.00%	TECHNOLOGY	1	1	—
Companhia Energética de São Paulo	Brazil	—	8.81%	0.89%	ENERGY	6,926	2,582	(70)
Compañía Concesionaria del Túnel de Soller, S.A.	Spain	—	28.93%	32.70%	CONSTRUCTION	66	17	—
Compañía Española de Petróleos, S.A. (consolidated)	Spain	27.92%	2.35%	30.27%	OIL REFINING	8,724	4,159	826
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros	Spain	13.95%	6.37%	21.08%	CREDIT INSURANCE	557	162	8
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	—	47.50%	47.50%	PROPERTY	1	2	—
Consorcio Credicard, C.A.	Venezuela	—	32.80%	33.33%	CARDS	45	10	7
Consorcio Mexicano de Aseguradores de Crédito, S.A.	Spain	40.25%	—	40.25%	CREDIT INSURANCE	4	4	—
Consultores de Recursos de Marketing, S.L.	Spain	0.01%	44.25%	44.25%	HOLDING COMPANY	8	3	—
Corporación Suiche 7B, C.A.	Venezuela	—	31.75%	32.26%	SERVICES	5	3	1
Ensafeca Holding Empresarial, S.L.	Spain	—	31.82%	31.82%	SECURITIES INVESTMENT	23	23	—
Espais Promocat, S.L.	Spain	—	44.19%	50.00%	PROPERTY	28	2	—
FC2Egestión, S.L.	Spain	—	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	—	—	—
Fidelización de Consumidores, S.A.	Spain	—	39.60%	39.60%	HOLDING COMPANY	—	—	—
Fondo de Titulización de Activos UCI 11	Spain	—	(c )	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos UCI 14	Spain	—	(c )	—	SECURITISATION	—	—	—
Fondo de Titulización de Activos UCI 15	Spain	—	(c )	—	SECURITISATION	—	—	—
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(c )	—	SECURITISATION	—	—	—
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(c )	—	SECURITISATION	—	—	—
Fondo de Titulización Hipotecaria UCI 16	Spain	—	(c )	—	SECURITISATION	—	—	—
Forision Zweite Vermögensverwaltung S.à.r.l	Luxemburg	—	24.12%	—	HOLDING COMPANY	—	—	—
Grupo Alimentario de Exclusivas, S.A.	Spain	—	35.79%	40.46%	FOOD	4	—	—
Grupo Ferrovial, S.A.	Spain	2.73%	0.99%	3.84%	CONSTRUCTION	54,980	5,282	1,380
Grupo Financiero Galicia, S.A. (consolidated)	Argentina	—	6.67%	6.67%	BANKING	5,810	400	(5)
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	—	44.25%	44.25%	TELEMARKETING	—	—	—
Grupo Konecta Net, S.L.	Spain	—	44.25%	44.25%	HOLDING COMPANY	13	3	(1)
Habitat Elpi, S.L.	Spain	—	44.19%	50.00%	PROPERTY	4	4	—
Hipoteca Internet, S.L.	Spain	—	50.00%	50.00%	SERVICES	—	—	—
HLC – Centrais de Cogeraçao, S.A.	Portugal	—	24.49%	24.49%	ELECTRICITY	2	(2)	(2)
Imperial Holding, SCA.	Luxemburg	—	34.87%	34.87%	SECURITIES INVESTMENT	163	40	—
Inmobiliaria Sitio de Baldeazores, S.A.	Spain	—	44.19%	50.00%	PROPERTY	13	2	—
Inmofrancia 1, S.A.	Spain	—	23.76%	23.76%	PROPERTY	70	70	,
Intereuropa Bank, R.T. (consolidated)	Hungary	—	10.00%	10.00%	BANKING	962	53	10
Kassadesing 2005, S.L.	Spain	—	44.19%	50.00%	PROPERTY	29	8	—
Konecta Activos Inmobiliarios, S.L.	Spain	—	45.62%	45.62%	PROPERTY	—	—	—
Konecta Advertising, S.L.	Spain	—	22.57%	22.57%	ADVERTISING	—	—	—
Konecta Broker, S.L. (formerly Konecta Selección, S.L.)	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konecta BTO Contactcenter, S.A.	Spain	—	44.25%	44.25%	MARKETING	3	3	—
Konecta Canarias, S.A.	Spain	—	44.25%	44.25%	MARKETING	5	2	3
Konecta Centro Especial de Empleo Madrid, S.L.	Spain	—	44.25%	44.25%	TELEMARKETING	—	—	—

2

				% of		Millions of Euros (a)
				Voting		Capital
		% of Ownership Held by the Bank		Rights		and	Profit (Loss) for	Amount of
Company	Location	Direct	Indirect	(k)	Line of Business	Reserves	the Year	Ownership Interest
Konecta Centro Especial de Empleo Sevilla, S.L.	Spain	—	44.25%	44.25%	TELEMARKETING	—	—	—
Konecta Centro Especial de Empleo, S.A.	Spain	—	44.25%	44.25%	TELEMARKETING	3	1	2
Konecta Chile, S.A.	Chile	—	44.25%	44.25%	SERVICES	—	—	—
Konecta Field Marketing, S.A.U.	Spain	—	44.25%	44.25%	MARKETING	1	—	—
Konecta Legal and Collections, S.A.	Spain	—	44.25%	44.25%	TEMPORARY EMPLOYMENT AGENCY	—	—	—
Konecta Portugal, Lda.	Portugal	—	44.25%	44.25%	MARKETING	—	—	—
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konecta Servicios de Empleo ETT, S.A.	Spain	—	44.25%	44.25%	TEMPORARY EMPLOYMENT AGENCY	1	—	—
Konecta Servicios Integrales de Marketing, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konecta Telegestión, S.L.	Spain	—	44.25%	44.25%	ADVISORY SERVICES	1	1	—
Konectanet Andalucia, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Konectanet Comercialización, S.L.	Spain	—	44.22%	44.22%	MARKETING	—	—	—
Maxamcorp Holding, S.L.	Spain	—	22.62%	22.62%	HOLDING COMPANY	152	133	20
Medimobiliario Ediçoes Period. e Multimedia, S.A.	Portugal	—	29.38%	29.38%	PROPERTY	—	—	—
Norchem Holdings é Negocios, S.A.	Brazil	—	21.31%	21.75%	HOLDING COMPANY	78	20	6
Norchem Participaçoes e Consultoría, S.A.	Brazil	—	48.99%	50.00%	FINANCE	19	13	2
Omega Financial Services GmbH	Germany	—	50.00%	50.00%	SERVICES	1	—	1
Operadora de Activos Alfa, S.A. de C.V.	Mexico	—	49.80%	49.80%	FINANCE	3	2	1
Operadora de Activos Beta, S.A. de C.V.	Mexico	—	49.99%	49.99%	FINANCE	3	2	1
Oportunity Center, S.L.	Spain	—	44.25%	44.25%	SERVICES	—	—	—
Petroquímica União, S.A. (consolidated)	Brazil	—	4.95%	2.06%	CHEMICALS	560	234	29
Prodesur Mediterráneo, S.L.	Spain	—	44.19%	50.00%	PROPERTY	27	11	—
Programa Multi Sponsor PMS, S.A.	Spain	24.75%	24.75%	49.51%	ADVERTISING	4	4	—
Promofon, S.A.U.	Spain	—	44.25%	44.25%	TELEMARKETING	6	6	—
PSA Finance PLC	United Kingdom	—	50.00%	50.00%	LEASING	16	12	6
Puntoform, S.L.	Spain	—	44.25%	44.25%	TRAINING	—	—	—
Quiero Televisión, S.A.	Spain	—	31.82%	31.82%	TELECOMMUNICATIONS	9	205	(198)
Quisqueya 12, Inc.	Puerto Rico	—	50.00%	50.00%	PROPERTY	1	3	—
Real Estate Investment Society 2, S.A.	Spain	27.40%	—	27.40%	PROPERTY	—	—	—
Redbanc, S.A.	Chile	—	25.65%	33.43%	SERVICES	10	4	1
Reintegra, S.A.	Spain	—	45.00%	45.00%	PAYMENT SYSTEMS	2	2	—
Servicio Pan Americano de Protección, S.A. de C.V.	Mexico	—	15.13%	20.19%	SECURITY	149	86	3
Servicios Financieros Enlace, S.A. de C.V.	El Salvador	21.48%	—	21.48%	NOT-FOR-PROFIT COMPANY	2	1	—
Shinsei Bank, Ltd. (consolidated)	Japan	0.12%	4.69%	4.82%	BANKING	67,711	6,154	547
Sociedad Interbancaria de Depósitos de Valores, S.A.	Chile	—	22.47%	29.29%	SECURITIES DEPOSITORY INSTITUTION	2	1	—
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor, S.A.	Chile	—	13.94%	18.16%	SERVICES	6	4	1
Sovereign Bancorp, Inc. (consolidated)	United States	24.73%	—	24.73%	BANKING	53,979	4,352	573
Telefónica, S.A. (consolidated)	Spain	2.08%	1.08%	3.28%	TELECOMMUNICATIONS	108,982	13,422	6,579
The HASH Coinvest (Cayman) Trust-B	Cayman Islands	—	24.20%	—	HOLDING COMPANY	—	—	—
Tramitación Externa, S.A.	Spain	—	25.00%	25.00%	SERVICES	—	1	—
Transbank, S.A.	Chile	—	25.10%	32.71%	CARDS	156	6	1

3

				% of		Millions of Euros (a)
				Voting		Capital
		% of Ownership Held by the Bank		Rights		and	Profit (Loss) for	Amount of
Company	Location	Direct	Indirect	(k)	Line of Business	Reserves	the Year	Ownership Interest
Transolver Finance EFC, S.A.	Spain	—	50.00%	50.00%	LEASING	215	27	2
Turyocio Viajes y Fidelización, S.A.	Spain	—	32.21%	32.21%	TRAVEL	1	—	—
U.C.I., S.A.	Spain	50.00%	—	50.00%	HOLDING COMPANY	103	111	1
UCI Servicios Inmobiliarios y Profesionales, S.L.	Spain	—	50.00%	50.00%	SERVICES	—	—	—
UFI Servizi S.r.l.	Italy	—	16.22%	23.17%	SERVICES	—	—	—
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	—	50.00%	50.00%	FINANCE	2,011	138	48

(a)
Pursuant to Article 3 of Royal Decree 1815/1991, of 20 December, approving the rules for the preparation of consolidated financial statements, in order to determine voting rights, the voting rights relating to subsidiaries or to other parties acting in their own name but on behalf of Group companies were added to the voting rights directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(b)	Excluding the Group companies listed in Appendix I.

(c)	Companies over which effective control is exercised.

4

Appendix III
Preference Share and Security Issuer Subsidiaries
This Appendix contains the same information as the corresponding Appendix to the Group’s financial statements for the year ended 31 December 2006, except for:
1.	The inclusion of the companies acquired in the first quarter of 2007, with capital, reserves and net profit/loss figures at 31 December 2006, and of the companies incorporated in that period.
2.	The elimination of the entities that are no longer classified as subsidiaries due to the sale, liquidation, dissolution, merger, etc. thereof in the first quarter of 2007.
3.	The modification of certain company names that changed in the first quarter of 2007; in this case, for greater clarity, the former company name is indicated.

					Millones de Euros
							Profit
							(Loss)
							for		Other	Amount of
		% of Ownership Held by the Bank					the	Preference	Profit	Ownership
Company	Location	Direct	Indirect	Line of Business	Capital	Reserves	Year	Dividends	(Loss)	Interest
Abbey National Capital Trust I	United States	—	(a )	FINANCE	—	—	—	—	—	—
Banesto Holdings, Ltd.	Guernsey	—	88.42%	SECURITIES INVESTMENT	—	51	6	6	—	—
Banesto Preferentes, S.A.	Spain	—	88.42%	FINANCE	—	—	4	4	—	—
Pinto Totta International Finance, Limited	Cayman Islands	—	49.86%	FINANCE	—	—	15	15	—	—
Santander Finance Capital, S.A. (Sole-Shareholder Company)	Spain	100.00%	—	FINANCE	—	—	90	90	—	—
Santander Finance Preferred, S.A. (Sole-Shareholder Company)	Spain	100.00%	—	FINANCE	—	—	32	32	—	—
Totta & Açores Financing, Limited	Cayman Islands	—	99.71%	FINANCE	—	—	20	20	—	—

(a)	Companies over which effective control is exercised.

Appendix IV
Notifications of acquisitions and disposals of investments in the first quarter of 2007
(Article 86 of the Consolidated Companies Law and Article 53 of Securities Market Law 24/1998)
On 29 January 2007, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had entered into a firm agreement with Banco Comercial Portugués (BCP) to sell to the latter 44.6 million shares of the Portuguese bank BPI, representing 5.87% of the share capital of BPI, at EUR 5.70 per share.
On 13 March 2007, the CNMV registered a notification from Banco Santander Central Hispano, S.A. which stated that it had acquired 7,600,000 shares of Obrascón Huarte Lain, S.A. (“OHL”), representing approximately 8.68% of the latter’s share capital, at EUR 26.75 per share. It subsequently placed this package on the market through the Accelerated Book Building procedure at EUR 27.25 per share.